

Corporation

Notice of 2020 Annual Meeting of Stockholders and Proxy Statement

Monday, September 21, 2020
8:00 a.m. Central Time

Online at
www.virtualshareholdermeeting.com/FDX2020

Multiplying Opportunities Through Innovation

FedEx connects the global economy through innovative technologies, pioneering approaches, and customer-focused solutions. Whether we are multiplying growth for our customers and our business, multiplying the potential of our people, or multiplying efficiencies for the environment, we use innovation to create value and opportunities across the world.



Anchorage
Oakland
Indianapolis
Memphis
Fort Worth
Mexico City
Miami
Mississauga
Newark
Stansted
Cologne
Liege
Paris
Dubai
Guangzhou
Osaka
Singapore
Air Routes
Major Hub Locations

Our CSR Focus Areas



Economy

By connecting businesses and communities through a growing portfolio of services and tools, we enable economic growth and make it easier for customers to access new and existing markets, thereby helping to raise standards of living and improve quality of life. We strive to be a role model by providing economic opportunities to small businesses and people in the communities we serve.

People

We engage and empower our more than 500,000 team members, providing them with safe, inclusive workplaces and continued career development opportunities that help them thrive. We are all united by our commitment to the corporate philosophy we call People-Service-Profit (PSP). This reflects the shared principles that govern every FedEx activity, every day, everywhere we work.

Environment

By using our global assets, expertise in efficiency, and commitment to innovation, we work to minimize our environmental footprint, find innovative solutions, and improve quality of life. Throughout the FedEx organization, our Reduce, Replace, Revolutionize approach permeates our sustainability efforts, with our Environmental Policy guiding the operating companies in managing environmental performance.



Multiplying Opportunities

The annual Global Citizenship Report covers our citizenship strategies, programs and progress toward our goals. Explore our goals and progress at sustainability.fedex.com.

* The information on the Global Citizenship Report web page and in the Report is not incorporated by reference into, and does not form any part of, this proxy statement.

Notice of Annual Meeting of Stockholders

ITEMS OF BUSINESS

Voting Proposal	Board Recommendation
Proposal 1 Elect the twelve nominees named in the proxy statement as FedEx directors for a one-year term	✔ **FOR each director nominee**
Proposal 2 Advisory vote to approve named executive officer compensation	✔ **FOR**
Proposal 3 Ratify the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm for fiscal year 2021	✔ **FOR**
Proposals 4-8 Act upon five stockholder proposals, if properly presented at the meeting	✘ **AGAINST**

Stockholders also will consider any other matters that may properly come before the meeting.

How to Attend the Virtual Annual Meeting

Due to concerns relating to the coronavirus (COVID-19) outbreak, FedEx's 2020 annual meeting of stockholders will be a virtual meeting, conducted exclusively via live audio webcast at www.virtualshareholdermeeting.com/FDX2020. There will not be a physical location for the annual meeting, and you will not be able to attend the meeting in person.

To attend the annual meeting of stockholders at www.virtualshareholdermeeting.com/FDX2020, you must enter the control number on your proxy card, voting instruction form or Notice of Internet Availability. Whether or not you plan to attend the virtual annual meeting, we encourage you to vote and submit your proxy in advance of the meeting by one of the methods described to the right. During the meeting, you may ask questions, vote, and examine our stockholder list. To vote at the meeting, visit www.virtualshareholdermeeting.com/FDX2020. For more information, please see page 107.

Please Vote Your Shares

Your vote is very important. Please vote your shares whether or not you plan to attend the meeting.

By order of the Board of Directors,

MARK R. ALLEN
Executive Vice President,
General Counsel and Secretary

August 10, 2020

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON SEPTEMBER 21, 2020:

The following materials are available at www.proxyvote.com:

▶ The Notice of Annual Meeting of Stockholders to be held September 21, 2020;

▶ The FedEx 2020 Proxy Statement; and

▶ The FedEx Annual Report to Stockholders for the fiscal year ended May 31, 2020.

A Notice Regarding the Internet Availability of Proxy Materials or the proxy statement, form of proxy and accompanying materials are first being sent to stockholders on or about August 10, 2020.

LOGISTICS


Date and Time
Monday, September 21, 2020, at 8:00 a.m. Central Time


Location
Online via webcast at www.virtualshareholdermeeting.com/FDX2020


Who Can Vote
Stockholders of record at the close of business on July 27, 2020, may vote at the meeting or any postponements or adjournments of the meeting.

HOW TO CAST YOUR VOTE

If you are a registered stockholder, you can vote by any of the following methods:


Online
www.proxyvote.com
up until 11:59 p.m. Eastern Time on 9/20/2020


By phone
1-800-690-6903; Dial toll-free 24/7 up until 11:59 p.m. Eastern Time on 9/20/2020


Proxy card
Completing, signing and returning your proxy card


At the meeting
You also may vote online during the annual meeting by following the instructions provided on the meeting website during the annual meeting. To vote at the meeting, visit www.virtualshareholdermeeting.com/FDX2020

If you are a beneficial owner and received a voting instruction form, please follow the instructions provided by your bank or broker to vote your shares.

2020 Proxy Statement

Table of Contents

Proxy Statement Summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting. Page references are supplied to help you find additional information in this proxy statement.

PROPOSAL 1
Election of Directors

✓ Your Board of Directors recommends that you vote **"FOR"** the election of each of the twelve nominees

▼ See page 9

Nominee and position	Age	Director since	AC	CC	ITOC	NGC	Other public directorships
FREDERICK W. SMITH Chairman of the Board and Chief Executive Officer of FedEx Corporation	75	1971					
MARVIN R. ELLISON(1) Independent President and Chief Executive Officer of Lowe's Companies, Inc.	55	2014	M	M			Lowe's Companies, Inc.
SUSAN PATRICIA GRIFFITH(2) Independent President and Chief Executive Officer of The Progressive Corporation	55	2018			M	M	The Progressive Corporation
JOHN C. ("CHRIS") INGLIS(3) Independent Professor at the U.S. Naval Academy	65	2015			C	M	Huntington Bancshares Inc.
KIMBERLY A. JABAL Independent Chief Financial Officer of Unity Technologies	51	2013	M		M		
SHIRLEY ANN JACKSON(4) Independent President of Rensselaer Polytechnic Institute	74	1999	M	M			Public Service Enterprise Group Incorporated (Lead Director)
R. BRAD MARTIN Independent Chairman of RBM Venture Company	68	2011	C				Chesapeake Energy Corporation (Chairman)
JOSHUA COOPER RAMO Independent Vice Chairman, Co-Chief Executive Officer, Kissinger Associates, Inc.	51	2011	M		M		Starbucks Corporation
SUSAN C. SCHWAB Independent Professor Emerita at the University of Maryland School of Public Policy	65	2009		M	M		The Boeing Company, Caterpillar Inc., Marriott International, Inc.
DAVID P. STEINER Lead Independent Director Former Chief Executive Officer of Waste Management, Inc.	60	2009				C	Vulcan Materials Company
RAJESH SUBRAMANIAM President and Chief Operating Officer of FedEx Corporation	54	2020					First Horizon National Corporation
PAUL S. WALSH(5) Independent Executive Chairman of McLaren Group Limited	65	1996		C			Compass Group PLC (Chairman), McDonald's Corporation

(1) If elected, Mr. Ellison will become a member of the NGC and will no longer serve on the CC.

(2) If elected, Ms. Griffith will become a member of the CC and will no longer serve on the ITOC.

(3) If elected, Mr. Inglis will no longer serve on the NGC.

(4) If elected, Dr. Jackson will become a member of the NGC and will no longer serve on the AC.

(5) In January 2020, Compass Group PLC announced that Mr. Walsh will step down as Chairman and director of Compass Group upon the appointment of his successor. In addition to his service on other outside Boards, Mr. Walsh also serves as Executive Chairman of Bespoke Capital Acquisition Corp., which has a class of restricted voting shares listed on the Toronto Stock Exchange.

AC: Audit Committee
CC: Compensation Committee
ITOC: Information Technology Oversight Committee
NGC: Nominating & Governance Committee

Ⓒ Chair
Ⓜ Member

Director Nominee Highlights

Diversity of Tenure, Age, Gender and Background

INDEPENDENT DIRECTOR NOMINEE TENURE*

11 years
Average Independent Director Nominee Tenure



3 Newer Directors (6 years or less)

3 Medium-Tenured Directors (7 to 10 years)

4 Experienced Directors (more than 10 years)

AGE*

62 years
Average Age



6 Directors 51 to 60 Years

4 Directors 61 to 70 Years

2 Directors over 70 Years

BOARD REFRESHMENT

In the past 7 years:

4 New independent directors have joined our Board



5 Independent directors have retired from our Board**

DIVERSITY

33% Female

25% Ethnically Diverse



4 Female

3 Ethnically Diverse

* As of August 10, 2020.

** Including John A. Edwardson, who is retiring as a director immediately before this year's annual meeting.

Director Experience, Qualifications, Attributes and Skills

The Board believes that it is desirable that the following experience, qualifications, attributes and skills be possessed by one or more of FedEx's Board members because of their particular relevance to the company's business and structure, and these were all considered by the Board in connection with this year's director nomination process:

Transportation	International	Financial	Marketing	Technological	Energy	Government	Leadership
							
5 Directors	**7** Directors	**5** Directors	**5** Directors	**5** Directors	**4** Directors	**5** Directors	**12** Directors

Corporate Governance Highlights

You can find detailed information about our corporate governance policies and practices in the Corporate Governance Matters section of this proxy statement. You can also access our corporate governance documents on the Governance & Citizenship page of the Investor Relations section of our website at investors.fedex.com. Information contained on our website is not deemed to be incorporated by reference as part of this proxy statement.

Corporate Governance Facts

- ✓ Proxy Access
- ✓ Majority Voting for Directors
- ✓ Annual Election of All Directors
- ✓ Gender and Ethnically Diverse Board
- ✓ Annual Board and Committee Self-Evaluations
- ✓ No Supermajority Voting Provisions
- ✓ Stockholder Right to Call a Special Meeting
- ✓ Strong and Experienced Lead Independent Director
- ✓ Independent Directors Meet Regularly Without Management Present

- ✓ Annual Independent Director Evaluation of Chairman of the Board and CEO
- ✓ No Director Serves on More Than Three Other Public Company Boards
- ✓ No Directors Who are Public Company Executive Officers Serve on More Than One Other Public Company Board
- ✓ Code of Conduct Applicable to all Directors
- ✓ Lead Independent Director's Mandatory Service on Nominating & Governance Committee
- ✓ Stock Ownership Goal for Directors and Executive Officers
- ✓ Policy on Recoupment of Incentive Compensation

- ✕ Separate Chairman of the Board & CEO

PROPOSAL 2

Advisory Vote to Approve Named Executive Officer Compensation



Your Board of Directors recommends that you vote **"FOR"** this proposal

See page 38

Executive Compensation Design

Our executive compensation program is designed not only to retain and attract highly qualified and effective executives, but also to motivate them to substantially contribute to FedEx's future success for the long-term benefit of shareowners and reward them for doing so. We believe there should be a strong relationship between pay and corporate performance, and our executive compensation program reflects this belief.

In response to the lower level of support we received in the 2019 advisory vote on executive compensation, beginning in September 2019 and continuing through the end of fiscal 2020, we engaged with our largest 15 shareowners, who represented, in the aggregate, over 40% of our outstanding common stock, to solicit feedback on our executive compensation program, better understand the reasons behind the 2019 advisory vote on executive compensation outcome and discuss constructive changes to our executive compensation program for the Compensation Committee's consideration.

Elements of Compensation

The elements of target total direct compensation for fiscal 2020 are presented below.

	Element and Fiscal 2020 Average NEO Target Pay Mix[(1)]		Description and Metrics
SHORT-TERM	Base Salary	14%	Fixed cash income to retain and attract highly marketable executives in a competitive market for executive talent.
SHORT-TERM	Performance-Based AIC	18%	Annual cash incentive program designed to motivate our executives to achieve annual financial goals and other business objectives and reward them accordingly. Total amount paid is based on: ▸ Achievement of adjusted consolidated operating income objective and individual performance goals
LONG-TERM	Restricted Stock[(2)]	22%	Annual equity incentive awards designed to further align the interests of our executives with those of our shareowners by facilitating significant ownership of FedEx stock by the officers. The number of options and shares of restricted stock awarded is primarily based on: ▸ An officer's position and level of responsibility
LONG-TERM	Stock Options	24%	
LONG-TERM	Performance-Based LTI	26%	Long-term cash incentive program designed to motivate management to build long-term shareowner value and reward them accordingly. Total amount paid is based on: ▸ Achievement of aggregate earnings-per-share ("EPS") goals for the preceding three-fiscal-year period

(1) See page 44 for individual fiscal 2020 target total direct compensation components.

(2) This average excludes our Chairman of the Board and CEO because restricted stock was not a component of his fiscal 2020 compensation. As a result, the percentages included in this table do not sum to 100%.

Fiscal 2020 Compensation Highlights

▸ Under the fiscal 2020 annual incentive compensation ("AIC") plan, annual bonus payments were tied to achieving aggressive goals for adjusted consolidated operating income. Because the threshold objective for adjusted consolidated operating income for fiscal 2020 was not achieved, there was no payout to any participant, including the named executive officers.

▸ Long-term incentive ("LTI") payouts for fiscal 2020 were tied to meeting pre-established aggregate earnings-per-share ("EPS") goals over a three-fiscal-year period. While adjusted earnings per share ("EPS") growth was strong in fiscal 2018, weaker than expected adjusted EPS growth in fiscal 2019 and fiscal 2020 prevented us from achieving the three-year EPS goal required for any payout under the FY2018–FY2020 LTI plan.

▸ Officers realize value from the stock options recognized in the total direct compensation calculation only if the stock price appreciates after the grant date.

PROPOSAL 3

Ratify the Appointment of Ernst & Young LLP as FedEx's Independent Registered Public Accounting Firm

 Your Board of Directors recommends that you vote **"FOR"** this proposal

 See page 79

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm and has specific policies in place to ensure its independence. The Audit Committee has appointed Ernst & Young LLP ("Ernst & Young") to serve as FedEx's independent registered public accounting firm for fiscal 2021. Ernst & Young has been our independent registered public accounting firm since 2002.

Fees paid to Ernst & Young for fiscal 2020 and 2019 are detailed on page 82.

Representatives of Ernst & Young will attend the meeting, will be given the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

PROPOSALS 4-8

Five Stockholder Proposals, if properly presented

 Your Board of Directors recommends that you vote **"AGAINST"** each of these proposals

 See pages 85 – 100

Forward-Looking Statements

Certain statements in this proxy statement may be considered "forward-looking" statements within the meaning of the applicable securities laws. Forward-looking statements include those preceded by, followed by or that include the words "will," "may," "could," "would," "should," "believes," "expects," "anticipates," "plans," "estimates," "targets," "projects," "intends" or similar expressions. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, the factors that can be found in FedEx's and its subsidiaries' press releases and FedEx's filings with the Securities and Exchange Commission ("SEC"), including its Annual Report on Form 10-K for fiscal 2020. Any forward-looking statement speaks only as of the date on which it is made. FedEx does not undertake or assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Global Citizenship Highlights

With a global reach and purpose-driven mission, we connect the world responsibly and resourcefully. At the core of our business, we enable economic growth for customers through access to markets and innovation, link businesses through a diverse portfolio of products and services, and create opportunities for people in more than 220 countries and territories.

What We Achieved in Fiscal 2019

40%
decrease in CO_2 emissions intensity (on a revenue basis) since fiscal 2009

1,000
Announced fleet expansion with Chanje electric delivery vehicles

23m
kWh renewable energy generated

$15.3m
in tuition assistance to employees

$12.3b
in goods and services procured from diverse and small-business suppliers in the U.S.

$62.4m
given in corporate charitable contributions

3.1m
metric tons of CO_2e emissions avoided through fuel- and energy-saving initiatives

Our Corporate Social Responsibility Focus Areas

Economy

By connecting businesses and communities through a growing portfolio of services and tools, we enable economic growth and make it easier for customers to access new and existing markets, such as through the expansion of our retail network to 94,000 sites globally, thereby helping to raise standards of living and improve quality of life. We strive to be a role model by providing economic opportunities to small businesses and people in the communities we serve.

- Create value for all stakeholders
- Enable e-commerce and healthy global trade through technology, advocacy and service
- Ensure strong business ethics, preparedness, resiliency, continuity and data security
- Empower entrepreneurship, supplier diversity and job growth
- Innovate products and services to optimize our business, help our customers and lift economies
- Focus on outstanding customer experience, satisfaction and convenience

 ## People

We engage and empower our more than 500,000 team members, providing them with safe, inclusive workplaces and continued career development opportunities that help them thrive. We are all united by our commitment to the corporate philosophy we call People-Service-Profit. This reflects the shared principles that govern every FedEx activity, every day, everywhere we work.

 Ensure safety in our vehicles, air operations and facilities

 Enable continued education, satisfying career pathways and world-class training

 Recruit and retain top talent

 Provide industry-leading benefits to support team member health

Foster a workplace that is diverse, inclusive and thriving

 Support financial well-being and retirement options

 ## Environment

By using our global assets, expertise in efficiency, and commitment to innovation, we work to minimize our environmental footprint, find innovative solutions and improve quality of life. Throughout the FedEx organization, our Reduce, Replace, Revolutionize approach permeates our sustainability efforts, with our Environmental Policy guiding the operating companies in managing environmental performance.

 **Reduce:** Minimize or eliminate impacts from activities and operations such as through our comprehensive fuel conservation program, Fuel Sense, saving approximately 110 million gallons of jet fuel in fiscal 2019 alone.

 **Revolutionize:** Discover and utilize cutting-edge technologies and solutions, such as Roxo™, the FedEx On Demand Bot. Roxo is entirely electric – using only batteries and producing zero localized emissions.

 **Replace:** Apply the right solutions in the right applications, such as our ongoing aircraft modernization program, saving more than 140 million gallons of fuel in fiscal 2019.

Our annual Global Citizenship Report covers our citizenship strategies, programs and progress toward our goals. Explore our goals and progress at sustainability.fedex.com. The information on the website and in the Report is not incorporated by reference into, and does not form any part of, this proxy statement. Any goals discussed in our Report and above may be aspirational, and as such, no guarantees or promises are made that these goals will be met. Furthermore, statistics and metrics disclosed in this proxy statement and in the Report are estimates and may be based on assumptions that turn out to be incorrect.

Corporate Governance Matters



PROPOSAL 1
Election of Directors

✔ Your Board of Directors recommends that you vote **"FOR"** the election of each of the twelve nominees

All of FedEx's directors are elected at each annual meeting of stockholders and hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified. The Board of Directors currently consists of thirteen members. John A. Edwardson is retiring as a director immediately before this year's annual meeting and will not stand for reelection. The Board proposes that each of the current directors, other than Mr. Edwardson, be reelected to the Board. Rajesh Subramaniam was initially elected as a director by the Board in January 2020. Frederick W. Smith, FedEx's Chairman of the Board and Chief Executive Officer, and the members of the Nominating & Governance Committee recommended Mr. Subramaniam as a nominee.

Effective upon the retirement of Mr. Edwardson, the size of the Board will be decreased to twelve members. Each of the nominees elected at this annual meeting will hold office until the annual meeting of stockholders to be held in 2021 and until his or her successor is duly elected and qualified.

Each nominee has consented to being named in this proxy statement and has agreed to serve if elected. If a nominee is unable to stand for election, the Board of Directors may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders may vote your shares for the substitute nominee.

Under FedEx's majority-voting standard, each of the twelve director nominees must receive more votes cast "for" than "against" his or her election in order to be elected to the Board. For more information, please see "— Process for Selecting Directors — Nomination Process — Majority-Voting Standard for Director Elections."

Process for Selecting Directors

The Board is responsible for recommending director candidates for election by the stockholders and for electing directors to fill vacancies or newly created directorships. The Board has delegated the screening and evaluation process for director candidates to the Nominating & Governance Committee, which identifies, evaluates and recruits highly qualified director candidates and recommends them to the Board.

Experience, Qualifications, Attributes and Skills

The Nominating & Governance Committee seeks director nominees with the skills and experience needed to properly oversee the interests, risks and businesses of the company. The Committee carefully evaluates each candidate to ensure that he or she possesses the experience, qualifications, attributes and skills that the Committee has found are necessary for an effective board member. These crucial qualities include, among others:

- The highest level of personal and professional ethics, integrity and values;
- Practical wisdom and mature judgment;
- An inquiring and independent mind;
- Expertise that is useful to FedEx and complementary to the background and experience of other Board members; and
- Willingness to represent the best interests of all stockholders and objectively appraise management performance.

In addition to the qualifications that each director nominee must have, the Board believes that one or more of FedEx's Board members should possess the experience and expertise listed below because of their particular relevance to the company's business, strategy and structure. These were all considered by the Board in connection with this year's director nomination process.

🚚	**TRANSPORTATION INDUSTRY EXPERIENCE**	⚙️	**TECHNOLOGICAL EXPERTISE**
🌐	**INTERNATIONAL EXPERIENCE**	⚡	**ENERGY EXPERTISE**
📊	**FINANCIAL EXPERTISE**	🏛️	**GOVERNMENT EXPERIENCE**
🛒	**MARKETING EXPERTISE**	👥	**LEADERSHIP EXPERIENCE**

Diversity: The Board is also committed to having a membership that reflects a diversity of gender, race, ethnicity, age and background. This commitment is demonstrated by the fact that the Board currently includes four female directors and three directors who are ethnically diverse.

Nomination Process

Nomination of Director Candidates

The Nominating & Governance Committee identifies, evaluates and recruits director candidates, considers the advisability of adding new directors to the current composition of the Board, and evaluates and recommends existing director nominees to the Board as follows:

1 The Committee considers potential new candidates that may be proposed by current directors, management, professional search firms, stockholders or other persons. The Committee may engage a third-party executive search firm to assist in identifying potential director candidates. The Committee considers and evaluates a director candidate recommended by a stockholder in the same manner as a nominee recommended by a Board member, management, search firm or other sources.

2 The Nominating & Governance Committee evaluates a potential new director candidate thoroughly in considering whether the candidate meets the criteria that the Board seeks in all of its directors and how that candidate's skills and experience would positively contribute to the Board. The process may include reviewing the candidate's qualifications, interviewing the candidate, engaging an outside firm to gather additional information about the candidate and making inquiries of persons with knowledge of the candidate.

3 In its evaluation of all director candidates, including the members of the Board eligible for reelection, the Nominating & Governance Committee considers the appropriate size, composition, skills and contributions of current members and the needs of the Board of Directors and each of its committees.

AS A RESULT OF THIS PROCESS, FOUR NEW, INDEPENDENT, HIGHLY QUALIFIED DIRECTORS HAVE JOINED THE FEDEX BOARD IN THE PAST SEVEN YEARS.



4

Stockholder Nominations

The Nominating & Governance Committee will consider director nominees recommended by stockholders. To recommend a prospective director candidate for the Nominating & Governance Committee's consideration, stockholders may submit the candidate's name, qualifications, including whether the candidate satisfies the requirements set forth in our Corporate Governance Guidelines and discussed in " — Process for Selecting Directors — Experience, Qualifications, Attributes and Skills," and other relevant biographical information in writing to: FedEx Corporation Nominating & Governance Committee, c/o Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120. FedEx's Bylaws require stockholders to give advance notice of stockholder proposals, including nominations of director candidates. For more information, please see "Stockholder Proposals and Director Nominations for 2021 Annual Meeting."

Majority-Voting Standard For Director Elections

FedEx's Bylaws require that we use a majority-voting standard in uncontested director elections and contain a resignation requirement for directors who fail to receive the required majority vote. The Bylaws also prohibit the Board from reverting to a plurality-voting standard without the approval of our stockholders. Under the majority-voting standard, a director nominee must receive more votes cast "for" than "against" his or her election in order to be elected to the Board. In accordance with the majority-voting standard and resignation requirement, each director who is standing for reelection at the annual meeting has tendered an irrevocable resignation from the Board of Directors that will take effect if (i) the director does not receive more votes cast "for" than "against" his or her election at the annual meeting, and (ii) the Board accepts the resignation. FedEx's Bylaws require the Board of Directors, within 90 days after certification of the election results, to accept the director's resignation unless there is a compelling reason not to do so and to promptly disclose its decision (including, if applicable, the reasons for rejecting the resignation) in a filing with the SEC.

Process for Training and Evaluating Directors

New Director Orientation

FedEx has a New Director Orientation Program that enables new members of the Board to quickly become active, knowledgeable and effective Board members. The program includes, among other things, individual meetings with key members of the Board and executive management, facility tours, and attendance at committee meetings regardless of whether the new director is a member of those committees, in order to gain a better understanding of committee functions. The process is tailored to take into account the individual needs of each new director.

The Nominating & Governance Committee is responsible for overseeing the New Director Orientation Program. The Executive Vice President, General Counsel and Secretary is responsible for administering the program and reporting to the Nominating & Governance Committee the status of the orientation process with respect to each new director. The orientation process is designed to provide new directors with comprehensive information about the company's business, strategy, capital structure, financial performance, risk oversight, evaluation of management and executive compensation practices, as well as the policies, procedures and responsibilities of the Board and its committees.

Continuing Director Education

FedEx provides continuing director education through individual speakers who make relevant presentations in connection with Board meetings, generally four times per year. The company receives feedback from the directors on potential topics that would be useful for these discussions. In addition to facilitating these customized in-house programs, FedEx monitors pertinent developments in director education and recommends valuable outside programs for Board committee chairpersons to attend. The Nominating & Governance Committee reviews the company's director education process on an annual basis to ensure the continuing education provided serves to further directors' knowledge in their oversight responsibilities.

Board and Committee Evaluations

The Nominating & Governance Committee oversees an annual performance evaluation of each committee of the Board and the Board as a whole. Each Board member also completes an individual self-assessment, and those responses are provided to the Chairman of the Board and the chairperson of the Nominating & Governance Committee, who is our lead independent director. The responses to the performance evaluations and individual self-assessments are compiled annually by a third party who distributes the results to the applicable recipients.

The Nominating & Governance Committee reviews and discusses the evaluation results for each committee and the Board as a whole. Each committee discusses its annual evaluation results and identifies any opportunities for improvement. The chairperson of the Nominating & Governance Committee reports the results to the Board of Directors, including any action plans. The chairperson also reports to the Board the results of the full Board assessment. The Chairman of the Board and chairperson of the Nominating & Governance committee discuss any notable results from the individual director self-assessments with the relevant directors.

As part of the evaluation, our directors consider the Board's processes to ensure, among other things, that its leadership structure remains effective, that Board and committee meetings are conducted in a manner that promotes candid and constructive dialogue, sufficient time has been allocated for such meetings, agenda items reflect key matters of importance to the company, and that the materials provided to the Board and the reports received from management are useful, comprehensive and timely.

Nominees for Election to the Board

Below you will find each nominee's biography along with other pertinent information, including a selection of each Board nominee's skills and qualifications. Following the biographies, we have included a chart that exhibits the collective experience, qualifications, attributes and skills of our Board nominees.

FREDERICK W. SMITH



Age **75**

Director Since **1971**

Committees **None**

Other Public Company Directorships **None**

Mr. Smith is the company's founder and has been Chairman of the Board and Chief Executive Officer of FedEx since 1998 and Chairman of FedEx Express since 1975. Mr. Smith was President of FedEx from 1998 through January 2017. He was Chairman, President and Chief Executive Officer of FedEx Express from 1983 to 1998, Chief Executive Officer of FedEx Express from 1977 to 1998, and President of FedEx Express from 1971 to 1975.

SKILLS AND QUALIFICATIONS



Transportation Industry/Leadership

Founder of our company and the pioneer of the express transportation industry.



Energy

Chairman Emeritus of the Energy Security Leadership Council.



International

Leads our multinational company and has served on the board of the Council on Foreign Relations and as chairman of the U.S.-China Business Council and the French-American Business Council.

MARVIN R. ELLISON Independent



Age **55**

Director Since **2014**

Committees
 **Audit**
 **Compensation**

Other Public Company Directorships
Lowe's Companies, Inc.

Mr. Ellison serves as President and Chief Executive Officer and a director of Lowe's Companies, Inc., a home improvement retailer, positions he has held since July 2018. Mr. Ellison served as Chairman of J. C. Penney Company, Inc., an apparel and home furnishings retailer, from August 2016 until May 2018, and Chief Executive Officer from August 2015 through May 2018 (J. C. Penney filed for reorganization in federal bankruptcy court on May 15, 2020). He served as President and CEO-Designee of J. C. Penney from November 2014 through July 2015. From August 2008 through October 2014, Mr. Ellison served as Executive Vice President – U.S. Stores of The Home Depot, Inc., a home improvement specialty retailer. From June 2002 to August 2008, he served in a variety of operational roles at The Home Depot, including as President – Northern Division and as Senior Vice President – Global Logistics. Prior to joining The Home Depot, Mr. Ellison spent 15 years at Target Corporation in a variety of operational roles. He is a former director of J. C. Penney Company, Inc. and H&R Block, Inc.

SKILLS AND QUALIFICATIONS

 **Marketing**

Marketing expert through his executive experience at Lowe's, The Home Depot and J. C. Penney.

Leadership

Significant executive leadership experience gained from executive positions held at Lowe's, The Home Depot and J. C. Penney.

Transportation Industry

Served in a variety of logistics roles during his career, including as Senior Vice President – Global Logistics at The Home Depot. Also has significant e-commerce experience due to his executive positions held at Lowe's, J. C. Penney and The Home Depot.

SUSAN PATRICIA GRIFFITH Independent



Age **55**

Director Since **2018**

Committees
 **Information Technology Oversight**
 **Nominating & Governance**

Other Public Company Directorships
The Progressive Corporation

Ms. Griffith currently serves as President and Chief Executive Officer of The Progressive Corporation, a leading property and casualty insurance company, positions she has held since July 2016. Prior to being named President and Chief Executive Officer, Ms. Griffith served as Personal Lines Chief Operating Officer from April 2015 through June 2016 and Vice President from May 2015 through June 2016. She joined Progressive as a claims representative in 1988 and has served in many key leadership positions during her tenure. Ms. Griffith held several managerial positions in the Claims division before being named Chief Human Resources Officer in 2002. In 2008, she returned to the Claims division as the group president, and prior to being named Personal Lines Chief Operating Officer, she was President of Customer Operations from April 2014 to March 2015. Ms. Griffith was named one of FORTUNE magazine's "Most Powerful Women in Business" in 2016 and 2017. She is a former director of The Children's Place, Inc.

SKILLS AND QUALIFICATIONS

 **Marketing**

Extensive executive and managerial experience in an industry that emphasizes distinctive advertising and marketing campaigns.

Leadership

Has held a series of executive leadership positions at The Progressive Corporation, including her role as President and CEO.

Technological

Executive and managerial experience at a company that relies heavily on its ability to adapt to change, innovate, develop, and implement new applications and other technologies.

JOHN C. ("CHRIS") INGLIS Independent



Age **65**

Director Since **2015**

Committees
 **Information Technology Oversight (Chairman)**
Nominating & Governance

Other Public Company Directorships
Huntington Bancshares Inc.

Mr. Inglis is currently a Visiting Professor of Cyber Studies at the U.S. Naval Academy. He previously served for 28 years at the National Security Agency as a computer scientist and operational manager, retiring in 2014 as the Agency's Deputy Director and senior civilian leader. In this role, he acted as the NSA's chief operating officer responsible for guiding and directing strategies, operations and policy. Prior to joining the NSA, Mr. Inglis had nine years of active duty service as an officer and pilot in the U.S. Air Force, followed by twenty-one years with the Air National Guard, from which he retired as a Brigadier General. He is a former director of KEYW Corp.

SKILLS AND QUALIFICATIONS

 **Transportation Industry**
Commanded USAF C-130 tactical airlift units at the Squadron and Group level, holds the rating of USAF Command Pilot and has more than 20 years of experience piloting USAF C-141 and C-130 aircraft.

 **International**
Has extensive experience conducting intelligence liaison as a senior representative of the U.S. government, including three years as the U.S. Special Liaison to the United Kingdom at U.S. Embassy London.

 **Technological**
Serves on technical advisory boards across the private and public sectors, including service as a member of the U.S. Defense Science Board. Holds graduate degrees in engineering and computer science from Columbia, Johns Hopkins and George Washington Universities.

 **Government/Leadership**
Served for 17 years as a senior executive in the U.S. Department of Defense, including seven and one-half years as the Deputy Director and Chief Operating Officer of the NSA. He currently serves as a member of the Strategic Advisory Group for U.S. Strategic Command. Mr. Inglis is also a commissioner on the U.S. Cyberspace Solarium Commission charged by law to consider and recommend a U.S. national cyberspace strategy.

KIMBERLY A. JABAL Independent



Age **51**

Director Since **2013**

Committees
Audit
 **Information Technology Oversight**

Other Public Company Directorships **None**

Ms. Jabal currently is the Chief Financial Officer of Unity Technologies, a creator of real-time 3D development platforms. Prior to joining Unity Technologies in March 2019, Ms. Jabal was the Chief Financial Officer of Weebly, a small business software company, from November 2015 through December 2018. Prior to joining Weebly in November 2015, she served as Chief Financial Officer of Path, Inc. and as Vice President of Finance at Lytro, Inc., both early-stage technology companies. She served in various capacities at Google from 2003 to 2011, including as director of engineering finance, director of investor relations and director of online sales finance. Prior to Google, Ms. Jabal spent two years at Goldman Sachs in technology investment banking and eight years with Accenture working in information technology. She is a former director of SVB Financial Group.

SKILLS AND QUALIFICATIONS

 **Financial**
Current CFO of a software company, sixteen years of experience in finance at software and internet companies, and two years of experience in technology investment banking.

 **Technological**
Has extensive information technology experience, having spent eight years serving in various capacities with Google and eight years with Accenture designing and building technical infrastructure for major information technology systems implementations at global companies. Ms. Jabal also holds a B.S. in engineering from the University of Illinois at Urbana-Champaign.

SHIRLEY ANN JACKSON Independent



Age **74**

Director Since **1999**

Committees
🔍 **Audit**
✍ **Compensation**

Other Public Company Directorships
Public Service Enterprise Group Incorporated (Lead Director)

Dr. Jackson is President of Rensselaer Polytechnic Institute (RPI), a technological research university, a position she has held since 1999. She was Chairman of the U.S. Nuclear Regulatory Commission (NRC) from 1995 to 1999 and Commissioner of the NRC from 1995 to 1999. Dr. Jackson was a member of the President's Council of Advisors on Science and Technology (PCAST) from 2009 until 2014, Co-Chair of the President's Intelligence Advisory Board from November 2014 to January 2017, a member of the International Security Advisory Board to the U.S. Secretary of State from July 2011 to January 2017, a member of the Secretary of Energy Advisory Board from 2013 to 2017, a member of the Board of Directors of the Council on Foreign Relations from 2008 to 2018, and Chairman of the International Nuclear Regulators Association from 1997 to 1999. Dr. Jackson was Vice-Chair of the Board of Regents of the Smithsonian Institution from 2014 to 2017 and a member of the Board of Regents from 2005 to 2017. She also is a life trustee of M.I.T. (member of the M.I.T. Corporation). Dr. Jackson is a National Medal of Science recipient. She was previously a director of International Business Machines Corporation, Medtronic, Inc., Marathon Oil Corporation, NYSE Euronext, and U.S. Steel Corporation.

SKILLS AND QUALIFICATIONS


Financial

Has numerous years of public company audit committee experience, including as a chair. Dr. Jackson is also a former director of NYSE Euronext and former chair of the Board of NYSE Regulation.


Technological

Earned undergraduate and doctorate degrees in physics from the Massachusetts Institute of Technology and is the president of a world-renowned technological research university (RPI). Dr. Jackson is also a former member of the Board of IBM and a former member of PCAST.


International

As Chairman and Commissioner of the U.S. Nuclear Regulatory Commission, traveled extensively on behalf of the U.S. government, including negotiating on nuclear safety matters with foreign government officials. Extensive involvement with the World Economic Forum (WEF), including as Co-Chair of the WEF Global Future Council on International Security. Dr. Jackson is also a former director of the Council on Foreign Relations.




Energy/Government/ Leadership

Serves as Lead Director of Public Service Enterprise Group Incorporated and is the former Vice-Chair of the Smithsonian Institution, former Chairman and Commissioner of the U.S. Nuclear Regulatory Commission, former Co-Chair of the President's Intelligence Advisory Board, a former member of the International Security Advisory Board to the U.S. Secretary of State, a former member of the Secretary of Energy Advisory Board and a former director of Marathon Oil Corporation.

R. BRAD MARTIN Independent



Age **68**

Director Since **2011**

Committees
🔍 **Audit (Chairman)**

Other Public Company
Directorships
**Chesapeake Energy
Corporation (Chairman)**

Mr. Martin is Chairman of the Board of Chesapeake Energy Corporation, a producer of oil, natural gas, and natural gas liquids, a position he has held since October 2015. In addition, Mr. Martin has served as Chairman of RBM Ventures, a private investment company, since 2007. Mr. Martin was Chairman and Chief Executive Officer of Saks Incorporated from 1989 to 2006 and remained Chairman until his retirement in 2007. He is the former Interim President of the University of Memphis, a position he held from July 2013 until May 2014. He was previously a director of First Horizon National Corporation, Caesars Entertainment Corporation, Dillard's, Inc., Gaylord Entertainment Company, lululemon athletica inc., and Ruby Tuesday, Inc.

SKILLS AND QUALIFICATIONS

 **Financial**
Earned an MBA from Vanderbilt University. As a former CEO of a public company, he actively supervised the CFO, and has significant public company audit committee experience. An audit committee financial expert, as determined by the Board.

 **Marketing**
Gained valuable retail marketing experience and successfully applied his marketing expertise as the former CEO of Saks, a leading department store retailer.

 **Energy**
Member of the boards of Chesapeake Energy Corporation, where he currently serves as Chairman, and Pilot Travel Centers LLC.

 **Government**
Former Tennessee state representative.

JOSHUA COOPER RAMO Independent



Age **51**

Director Since **2011**

Committees
🔍 **Audit**
🖥 **Information Technology Oversight**

Other Public Company
Directorships
Starbucks Corporation

Mr. Ramo is Vice Chairman, Co-Chief Executive Officer, Kissinger Associates, Inc., a strategic advisory firm (he has been Vice Chairman since 2011 and Co-Chief Executive Officer since July 1, 2015). He served as Managing Director of Kissinger Associates from 2006 to 2011. Prior to joining Kissinger Associates, he was Managing Partner of JL Thornton & Co., LLC, a consulting firm. Before that, he worked as a journalist and served as Senior Editor, Foreign Editor and then Assistant Managing Editor of TIME Magazine from 1995 to 2003.

SKILLS AND QUALIFICATIONS

 **Leadership**
Vice Chairman, Co-Chief Executive Officer, Kissinger Associates.

 **International**
Has been a term member of the Council on Foreign Relations, Asia 21 Leaders Program, World Economic Forum's Young Global Leaders and Global Leaders of Tomorrow. He co-founded the U.S.-China Young Leaders Forum in conjunction with the National Committee on U.S.-China Relations.

SUSAN C. SCHWAB Independent



Age **65**

Director Since **2009**

Committees
 **Compensation**
 **Information Technology Oversight**

Other Public Company Directorships
The Boeing Company, Caterpillar Inc. and Marriott International, Inc.

Ambassador Schwab is currently Professor Emerita at the University of Maryland School of Public Policy, a position she has held since June 2020. Prior to being named Professor Emerita, Ambassador Schwab was a Professor from January 2009 to May 2020. She has also served as a strategic advisor to Mayer Brown LLP, a law firm, since March 2010. She served as U.S. Trade Representative from 2006 to January 2009 and as Deputy U.S. Trade Representative from 2005 to 2006. She was Vice Chancellor of the University System of Maryland and President and Chief Executive Officer of the University System of Maryland Foundation from 2004 to 2005. She was Dean of the University of Maryland School of Public Policy from 1995 to 2003. She was Director of Corporate Business Development of Motorola, Inc., an electronics manufacturer, from 1993 to 1995. She was Assistant Secretary of Commerce for the U.S. and Foreign Commercial Service from 1989 to 1993.

SKILLS AND QUALIFICATIONS



International/Government
Former U.S. Trade Representative and former Director–General of the U.S. and Foreign Commercial Service (Assistant Secretary of Commerce), the export promotion arm of the U.S. government.

Leadership
Former U.S. Trade Representative, former Director–General of the U.S. and Foreign Commercial Service (Assistant Secretary of Commerce), former President and Chief Executive Officer of the University System of Maryland Foundation and former Dean of the University of Maryland School of Public Policy.

DAVID P. STEINER Lead Independent Director



Age **60**

Director Since **2009**

Committees
 **Nominating & Governance (Chairman)**

Other Public Company Directorships
Vulcan Materials Company

Mr. Steiner is the former Chief Executive Officer of Waste Management, Inc., a provider of integrated waste management services, serving as Chief Executive Officer from 2004 through October 2016. He was President of Waste Management, Inc. from 2010 through July 2016, Executive Vice President and Chief Financial Officer from 2003 to 2004, Senior Vice President, General Counsel and Corporate Secretary from 2001 to 2003, and Vice President and Deputy General Counsel from 2000 to 2001. He was a partner at Phelps Dunbar L.L.P., a law firm, from 1990 to 2000. Mr. Steiner was previously a director of TE Connectivity Ltd. and Waste Management, Inc.

SKILLS AND QUALIFICATIONS



Transportation
Former CEO of Waste Management, which transports waste materials.

Financial
Has an accounting degree from Louisiana State University and was CFO of Waste Management before becoming its CEO.



Energy
Former CEO of Waste Management, which has taken an industry leadership role in converting waste to renewable energy.

RAJESH SUBRAMANIAM



Age **54**

Director Since **2020**

Committees **None**

Other Public Company Directorships
First Horizon National Corporation

Mr. Subramaniam serves as President and Chief Operating Officer of FedEx Corporation, a position he has held since March 1, 2019. In this position, Mr. Subramaniam oversees the strategic direction and execution of business priorities for the FedEx portfolio of operating companies. He is also a member of the company's five-person Executive Committee and serves as co-president and co-CEO of FedEx Services, which provides support functions for major FedEx business units.

During his tenure with FedEx, Mr. Subramaniam has served in a multitude of leadership roles, including President and Chief Executive Officer of FedEx Express, the world's largest express transportation company, from January 2019 to March 2019, and Executive Vice President and Chief Marketing and Communications Officer for FedEx Corporation from January 2017 to December 2018. He served as Executive Vice President of Marketing and Communications at FedEx Services from 2013 to January 2017.

SKILLS AND QUALIFICATIONS

 **Transportation Industry**
Nearly 30 years of experience at FedEx in several operating companies.

 **International/Leadership**
Has held leadership roles at FedEx in the Asia-Pacific region and Canada. Serves on the U.S.-India Strategic Partnership Forum and the U.S.-China Business Council.

 **Marketing**
Oversaw all aspects of FedEx's global marketing and communications, including advertising, brand and reputation, product and business development, e-commerce, revenue and forecasting planning, retail marketing and digital access.

 **Technological**
Responsible for several landmark developments at FedEx, including the continuing digital transformation of FedEx Services, and has had an instrumental role in recent technology upgrades to address the continued growth of e-commerce.

PAUL S. WALSH Independent



Age **65**

Director Since **1996**

Committees
 **Compensation (Chairman)**

Other Public Company Directorships
**Compass Group PLC (Chairman)*
and McDonald's Corporation**

Mr. Walsh is Executive Chairman of the Board of McLaren Group Limited, a luxury automotive, motorsport and technology company, a position he has held since January 2020. He also currently serves as Chairman of the Board of Compass Group PLC*, a food service and support services company, a position he has held since February 2014, and serves as an advisor for L.E.K. Consulting, a global strategy consulting firm, and TPG Capital LLP, a private investment firm. Mr. Walsh served as Chief Executive Officer of Diageo plc, a beverage company, from 2000 to June 2013 and then served as an advisor to the company from July 2013 through 2014. Mr. Walsh also is a director of Chime Communications Limited, where he serves as Chairman of the Board. He has been a member of the U.K. Prime Minister's Business Advisory Group since July 2015 and has been a Business Ambassador on the U.K. government's Business Ambassador Network since his appointment in August 2012. Mr. Walsh was Chairman, President and Chief Executive Officer of The Pillsbury Company, a wholly owned subsidiary of Diageo plc, from 1996 to 2000, and Chief Executive Officer of The Pillsbury Company from 1992 to 1996. He was previously a director of Avanti Communications Group PLC, Centrica plc, Diageo plc, HSBC Holdings plc, Ontex Group NV, Pace Holdings Corp., RM2 International S.A., TPG Pace Holdings Corp., and Unilever PLC.

SKILLS AND QUALIFICATIONS

 **International**
Former CEO of a U.K.–based, large multinational corporation.

 **Financial**
Has held executive finance positions, including CFO of a major division, at a U.K.–based public company.

 **Marketing**
Led a company that owes much of its growth and success to highly effective marketing of its brands. His consumer-centric experience brings a vital and unique perspective to the Board.

 **Government**
Has held executive positions at companies where government interface is crucial.

---

* In January 2020, Compass Group PLC announced that Mr. Walsh will step down as Chairman and director of Compass Group upon the appointment of his successor. In addition to his service on other outside Boards, Mr. Walsh also serves as Chairman of Bespoke Capital Acquisition Corp., which has a class of restricted shares listed on the Toronto Stock Exchange.

SUMMARY OF DIRECTOR EXPERIENCE, QUALIFICATIONS, ATTRIBUTES AND SKILLS

	SMITH	ELLISON	GRIFFITH	INGLIS	JABAL	JACKSON	MARTIN	RAMO	SCHWAB	STEINER	SUBRAMANIAM	WALSH
Transportation Industry Experience is a positive attribute as it greatly increases a director's understanding of our business operations and its management.	●	●		●							●	
International Experience is beneficial given our continued capitalization on increasing globalization and the resulting expansion of customer access to goods, services and information.	●			●		●		●	●		●	●
Financial Expertise is important given our use of financial targets as measures of success and the importance of accurate financial reporting and robust internal auditing.					●	●	●					●
Marketing Expertise is valuable because we emphasize promoting and protecting the FedEx brand, one of our most important assets.		●	●			●					●	●
Technological Expertise is beneficial because attracting and retaining customers and competing effectively depend in part upon the sophistication and reliability of our technology.		●		●	●	●				●		
Energy Expertise is important as we are committed to protecting the environment and have initiatives underway to reduce our energy use and minimize our environmental impact.	●					●	●			●		
Government Experience is useful in our highly regulated industry as we work constructively with governments around the world.				●		●	●			●		●
Leadership Experience is critical because we want directors with the experience and confidence to capably advise our executive management team on a wide range of issues.	●	●	●	●	●	●	●	●	●	●	●	●

Audit Committee Financial Expert

The Board of Directors has determined that R. Brad Martin is an audit committee financial expert as that term is defined in SEC rules.

Director Independence

The Board of Directors has determined that each member of the Audit, Compensation and Nominating & Governance Committees and, with the exception of Frederick W. Smith and Rajesh Subramaniam, each of the Board's current members and director nominees (John A. Edwardson, Marvin R. Ellison, Susan Patricia Griffith, John C. ("Chris") Inglis, Kimberly A. Jabal, Shirley Ann Jackson, R. Brad Martin, Joshua Cooper Ramo, Susan C. Schwab, David P. Steiner and Paul S. Walsh) is independent and meets the applicable independence requirements of the New York Stock Exchange (including the additional requirements for Audit Committee and Compensation Committee members) and the Board's more stringent standards for determining director independence. Mr. Smith is FedEx's Chairman of the Board and Chief Executive Officer, and Mr. Subramaniam is FedEx's President and Chief Operating Officer.

Under the Board's standards of director independence, which are included in FedEx's Corporate Governance Guidelines, available on the Governance & Citizenship page under "Policies & Guidelines" of the Investor Relations section of our website at investors.fedex.com, a director will be considered independent only if the Board affirmatively determines that the director has no direct or indirect material relationship with FedEx, other than as a director. The standards set forth certain categories or types of transactions, relationships or arrangements with FedEx, as follows, each of which (i) is deemed not to be a material relationship with FedEx, and thus (ii) will not, by itself, prevent a director from being considered independent:

▶ **Prior Employment of Director.** The director was employed by FedEx or was personally working on FedEx's audit as an employee or partner of FedEx's independent auditor, and over five years have passed since such employment, partner or auditing relationship ended.

▶ **Prior Employment of Immediate Family Member.** An immediate family member was an officer of FedEx or was personally working on FedEx's audit as an employee or partner of FedEx's independent auditor, and over five years have passed since such employment, partner or auditing relationship ended.

▶ **Current Employment of Immediate Family Member.** An immediate family member is employed by FedEx in a non-officer position, or by FedEx's independent auditor not as a partner and not personally working on FedEx's audit.

▶ **Interlocking Directorships.** An executive officer of FedEx served on the board of directors of a company that employed the director or employed an immediate family member as an executive officer, and over five years have passed since either such relationship ended.

▶ **Transactions and Business Relationships.** The director or an immediate family member is a partner, greater than 10% shareholder, director or officer of a company that makes or has made payments to, or receives or has received payments (other than contributions, if the company is a tax-exempt organization) from, FedEx for property or services, and the amount of such payments has not within any of such other company's three most recently completed fiscal years exceeded one percent (or $1 million, whichever is greater) of such other company's consolidated gross revenues for such year.

▶ **Indebtedness.** The director or an immediate family member is a partner, greater than 10% shareholder, director or officer of a company that is indebted to FedEx or to which FedEx is indebted, and the aggregate amount of such debt is less than one percent (or $1 million, whichever is greater) of the total consolidated assets of the indebted company.

▶ **Charitable Contributions.** The director is a trustee, fiduciary, director or officer of a tax-exempt organization to which FedEx contributes, and the contributions to such organization by FedEx have not within any of such organization's three most recently completed fiscal years exceeded one percent (or $250,000, whichever is greater) of such organization's consolidated gross revenues for such year.

In determining each director's independence, the Board broadly considered all relevant facts and circumstances, including the following immaterial transactions, relationships and arrangements:

▶ Messrs. Ellison and Martin and Alan B. Graf, Jr., FedEx's Executive Vice President and Chief Financial Officer, serve on the Board of Trustees of the University of Memphis, a non-profit entity to which FedEx makes payments and charitable contributions. The payments and charitable contributions made by FedEx to the University of Memphis in its 2018 fiscal year represented one percent of the University's consolidated gross revenues for such year, and the payments made by FedEx to the University in each of its 2019 and 2017 fiscal years represented less than one percent of the University's consolidated gross revenues for the year. The Board determined that Messrs. Ellison and Martin are independent directors under the Board's independence standards as neither of them have a direct or indirect material relationship with either FedEx or the University of Memphis, other than as a director or trustee, and neither of them derive any financial or other personal benefit from these transactions.

▶ FedEx has an ordinary course business relationship with Lowe's Companies, Inc., an entity for which Mr. Ellison has served as President and Chief Executive Officer and as a director since July 2018. The amount of the payments made by FedEx to Lowe's within any of its three most recently completed fiscal years has not exceeded one percent (or $1 million, whichever is greater) of its consolidated gross revenues for such year.

▶ FedEx has an ordinary course business relationship with The Progressive Corporation, an entity for which Ms. Griffith serves as President and Chief Executive Officer and as a director since July 2016. The amount of the payments made by FedEx to Progressive within any of its three most recently completed fiscal years has not exceeded one percent (or $1 million, whichever is greater) of its consolidated gross revenues for such year.

▶ Mr. Martin and Robert B. Carter, FedEx's Executive Vice President, FedEx Information Services and Chief Information Officer, serve as members of the board of managers of Pilot Travel Centers LLC. The amount of the payments made by FedEx to Pilot Travel Centers within any of its three most recently completed fiscal years has not exceeded one percent (or $1 million, whichever is greater) of its consolidated gross revenues for such year.

▶ In the ordinary course of business, FedEx makes purchases of aircraft and related services and equipment from The Boeing Company, an entity for which Ambassador Schwab serves as a director. The payments made by FedEx to Boeing in its three most recently completed fiscal years represented more than one percent of Boeing's consolidated gross revenues for each such year. Ambassador Schwab recuses herself when the Board discusses or votes on Boeing-related matters. The Board determined that Ambassador Schwab is an independent director under the Board's independence standards as she does not have a direct or indirect material relationship with either FedEx or Boeing, other than as a director, and does not derive any financial benefit from these ordinary course transactions.

Related Person Transactions

In accordance with the company's Policy on Review and Preapproval of Related Person Transactions, which is described in more detail below in " — Board Processes and Policies — Policy on Review and Preapproval of Related Person Transactions," the Nominating & Governance Committee has reviewed the following existing related person transactions and determined that they remain in the best interests of FedEx and our stockholders:

▶ In November 1999, FedEx entered into a multi-year, $205 million naming rights agreement with Washington Football, Inc. Under this agreement, FedEx has certain marketing rights, including the right to name the stadium where the Washington, D.C. NFL professional football team plays "FedExField." In August 2003, Mr. Smith acquired an approximate 10% ownership interest in the team and joined its board of directors.

▶ FedEx's policy on personal use of corporate aircraft requires officers to pay FedEx two times the cost of fuel, plus applicable passenger ticket taxes and fees, for personal trips. Pursuant to this requirement, Mr. Smith paid FedEx $569,863 during fiscal 2020 in connection with certain personal use of corporate aircraft.

▶ Mr. Smith's son is employed by FedEx Express as its Regional President – The Americas and Executive Vice President – Global Support and during fiscal 2020 he also served as Regional President – U.S. and Executive Vice President – Global Support of FedEx Express and as President and Chief Executive Officer of FedEx Logistics. The compensation of Mr. Smith's son for fiscal 2020 (including any incentive compensation amounts and the Black-Scholes value of any stock option award) was approximately $1,900,000.

▶ Mr. Smith's daughter is employed by FedEx Corporation as a global public policy advisor in Washington, D.C.; the brother of Mr. Subramaniam is employed by FedEx Services as a manager of information technology; the son-in-law of Mark R. Allen, FedEx's Executive Vice President, General Counsel and Secretary, is employed by FedEx Express as a managing director in the legal department; and the son of Henry J. Maier, the President and Chief Executive Officer of FedEx Ground, is employed by FedEx Logistics as a manager of program management and planning. The total annual compensation of each of Mr. Smith's daughter, Mr. Subramaniam's brother, Mr. Allen's son-in-law and Mr. Maier's son for fiscal 2020 (including any incentive compensation and the Black-Scholes value of any stock option award) did not, individually, exceed $300,000.

▶ In fiscal 2017, following the Board's approval, FedEx entered into a two-year agreement with LiveSafe, Inc., a leading mobile safety communications platform delivering actionable crowd-sourced safety and security intelligence, preventing incidents, and connecting people to the help they need. Mr. Smith is a former member of the board of directors of LiveSafe, and an affiliated entity of Mr. Smith has invested $7.25 million in LiveSafe's Series B financings. Mr. Smith's son is an employee and partial owner of LiveSafe. Under the terms of the agreement, FedEx paid LiveSafe $300,000 per year, in addition to an initial set-up fee of approximately $20,000. In July 2018, following the Board's approval, FedEx and LiveSafe agreed to amend and extend the agreement through July 2021. Pursuant to the amendment, the number of licensed FedEx users of the LiveSafe application increased and FedEx will pay total license fees of approximately $4.4 million over the three-year term of the agreement.

The Board's Role and Responsibilities

FedEx Corporate Governance

Our Board of Directors and management team are committed to achieving and maintaining high standards of corporate governance, as well as a culture of and reputation for the highest levels of ethics, integrity and reliability. We periodically review our governance policies and practices against evolving standards and make changes when the Board believes they would be in the best interest of stockholders. We value the perspectives of our stockholders and other stakeholders, including our employees and the communities in which we operate, and take steps to address their concerns where warranted.

In considering possible modifications of our corporate governance policies and practices, our Board and management focus on those changes that are best for our company and our industry. Our focus is on the best long-term interests of our company, our stockholders and our other stakeholders.

The following sections summarize our corporate governance policies and practices, including our Board leadership structure and the responsibilities and activities of our Board and its committees. Our corporate governance documents, including our Corporate Governance Guidelines, our Board committee charters and our Code of Conduct, are available on the Governance & Citizenship page of the Investor Relations section of our website at investors.fedex.com.

Board Risk Oversight

The Board of Directors' role in risk oversight at FedEx is consistent with the company's leadership structure, with management having day-to-day responsibility for assessing and managing the company's risk exposure and the Board and its committees providing oversight in connection with those efforts, with particular focus on ensuring that FedEx's risk management practices are adequate and regularly reviewing the most significant risks facing the company. The Board performs its risk oversight role by using several different levels of review. Each Board meeting begins with a strategic overview by the Chairman of the Board and Chief Executive Officer that describes the most significant issues, including risks, affecting the company, and also includes business updates from the President and Chief Operating Officer and each reporting segment CEO. In addition, at least annually, the Board reviews in detail the business and operations of each of the company's reporting segments, including the primary risks associated with that segment. The Board also reviews the risks associated with the company's financial forecasts and annual business plan.

Additionally, risks are identified and managed in connection with the company's robust enterprise risk management ("ERM") process. Our ERM process provides the enterprise with a common framework and terminology to ensure consistency in identification, reporting and management of key risks. The ERM process is embedded in our strategic financial planning process, which ensures explicit consideration of risks that affect the underlying assumptions of strategic plans and provides a platform to facilitate integration of risk information in business decision-making.

The Board has delegated to each of its committees responsibility for the oversight of specific risks that fall within the committee's areas of responsibility.



The Audit Committee reviews and discusses with management the company's major financial and other risk exposures and the steps management has taken to monitor and control such exposures and the implementation and effectiveness of the company's compliance and ethics programs, including the Code of Conduct and the employee hotline program. In addition, the Audit Committee is responsible for reviewing and discussing with management the guidelines and policies that govern the processes by which the company assesses and manages its exposure to all risk, including our ERM process. The ERM process culminates in an annual presentation to the Audit Committee on the key enterprise risks facing FedEx.



The Information Technology Oversight Committee reviews and discusses with management the company's cybersecurity and technology-related risks and the technologies, policies, processes and practices for managing and mitigating such risks, and it reviews and discusses with management the quality and effectiveness of the company's information technology systems and processes, including the extent to which those systems and processes protect the company from technology-related risks.



The Compensation Committee reviews and discusses with management the relationship between the company's compensation policies and practices and the company's risk management, including the extent to which those policies and practices create or decrease risks for the company. In addition, the Compensation Committee reviews and discusses with management the company's key human capital management strategies and programs, including diversity and inclusion initiatives, and management of human capital risks.



The Nominating & Governance Committee reviews and discusses with management, in light of the company's risk exposure, the composition, structure, processes and practices of the Board and the Board committees. In addition, the Nominating & Governance Committee reviews and discusses with management the company's corporate social responsibility strategies and programs, including the management of sustainability-related risks.

Board Oversight of Sustainability and Corporate Social Responsibility Matters

FedEx is well recognized as a leader, not only in the transportation industry and for technological innovation, but also in global corporate social responsibility ("CSR"). We understand that a sustainable global business is tied to our global citizenship, and we are committed to connecting the world responsibly and resourcefully. Our CSR programs emphasize long-term performance that creates lasting, positive value for our business, society, and our stakeholders, including customers, team members, suppliers, communities and stockholders. Our culture, principles, and emphasis on long-term performance have guided our company since our founding nearly five decades ago. Key elements of our CSR strategy include environmental efficiency innovations, a sustainable supply chain, our "Safety Above All" commitment for all our operations, a diverse and inclusive workplace, and the robust giving and volunteering platform known as FedEx Cares. We have aligned our CSR platform with our company's mission and values and embedded it into our strategies, governance, operations, systems, and culture. We conduct regular CSR materiality assessments to make sure we remain focused on the right CSR priorities for the benefit of our business, our customers, our team members, our stockholders, and other key stakeholders.

The FedEx Enterprise Sustainability Council is responsible for setting and implementing our company-wide sustainability strategy and is chaired by our Chief Sustainability Officer. The Chief Sustainability Officer also oversees the company-wide implementation of our environmental management system and reviews performance on an annual basis. The Chief Sustainability Officer gives regular presentations to the Nominating & Governance Committee on our sustainability programs.

Our governance, operations, culture, and CSR priorities are closely aligned. The Board of Directors and its committees oversee our global CSR initiatives. The Board is responsible for reviewing and overseeing our culture and evaluating management's efforts to align corporate culture with our stated values and long-term strategy. Additionally, the Board has delegated to each of its committees responsibility for the oversight of specific aspects of our corporate culture and other CSR activities that fall within the committee's areas of responsibility.

- ▶ The Nominating & Governance Committee reviews and discusses CSR and sustainability strategies and programs with senior leadership, including our Chief Sustainability Officer.
- ▶ The Compensation Committee reviews and discusses with management the company's key human capital management strategies and programs, including diversity and inclusion initiatives.
- ▶ The Audit Committee reviews the implementation and effectiveness of the company's corporate integrity and compliance programs.
- ▶ The Information Technology Oversight Committee reviews and discusses with management the company's technologies, policies, processes and practices for managing and mitigating cybersecurity and technology-related risks and monitors the company's information technology business continuity and disaster recovery capabilities and contingency plans.

FedEx is committed to actively supporting the communities we serve worldwide through the strategic investment of our people, resources and network. We provide financial contributions, in-kind charitable shipping services and volunteer efforts by our team members to help a variety of non-profit organizations achieve their goals and make a measurable impact on the world.

FedEx publishes a global CSR report describing how we think about our responsibilities in the area of global CSR that includes important goals and metrics demonstrating our commitment to fulfilling these responsibilities. Our 2020 Global Citizenship Report is available at sustainability.fedex.com. The Global Citizenship Report is not incorporated by reference in, and does not form a part of, this proxy statement.

Corporate Culture and Strategy

We believe that maintaining a sound corporate culture furthers our corporate mission to produce superior financial returns for our stockholders by providing high value-added logistics, transportation and related business services through our focused operating companies. In furtherance of its oversight responsibilities, the Board periodically discusses with the Chairman of the Board and Chief Executive Officer and other members of management (i) the implementation and effectiveness of the company's policies, practices, programs and initiatives that promote a culture consistent with the company's stated values and (ii) how the company's culture supports the achievement of its long-term strategic objectives.

The Board also engages with management regarding the development of the company's corporate strategy by reviewing and approving the annual business plan, strategic acquisitions and significant capital allocations. The Board is provided with regular updates on the company's performance against its business plan and the progress of strategic initiatives. These actions allow the Board to have an ongoing and open dialogue with management regarding corporate strategy and long-term value creation.

Human Capital Management

At FedEx, we view our greatest asset as our people, and we are committed to providing a workplace where our team members feel respected, satisfied and appreciated, which includes promoting a diverse and inclusive workplace. We see the diversity of backgrounds, perspectives and experiences that our team members bring to the company as essential to fostering exceptional business results. We are committed to strengthening our team members' careers and their general health and well-being, offering programs that help team members advance in their careers and providing training, mentoring and networking opportunities, as well as health and wellness programs, including competitive employee health benefits.

 ## WORKPLACE SAFETY

In the FedEx culture, Safety Above All is a fundamental value – as well as a priority we all share – and we live this commitment by incorporating safety principles into every aspect of our business. Our Safety Above All philosophy is reinforced through rigorous policies, strong team member education and engagement, and ongoing investments in industry-leading technology designed to prevent accidents. Collectively, our efforts are designed to ensure the safety of our people and the communities we serve.

As we focus on managing our business and operations in response to the COVID-19 pandemic, the safety of our team members, our customers and the communities in which we operate is our top priority. We are taking measures to adhere to all regulations and guidelines from government authorities related to the containment of COVID-19 and to protect and promote health and safety, including:

- ▶ Providing gloves, masks and other personal protective equipment, as well as hand sanitizer and disinfectant wipes, to our team members.
- ▶ Suspending signature requirements for most deliveries to help team members and customers maintain a safe social distance.
- ▶ Working with customers to accommodate special requests around modified store hours, closings and delivery alternatives to comply with applicable government restrictions and safety guidance.
- ▶ Diverting traffic away from hubs and stations in severely affected locations to decrease the number of people in our facilities.
- ▶ Promoting social distancing on the job, including measures on employee shuttles and in common areas.
- ▶ Increasing the frequency and intensity of janitorial cleaning.
- ▶ Educating team members about prevention, including hygiene and cleaning.
- ▶ Launching symptom screening processes, including temperature testing, and implementing free voluntary COVID-19 testing for eligible employees and vendors in Memphis, Tennessee and the surrounding areas at the FedEx Express World Headquarters.
- ▶ Devoting extensive resources to assisting employees diagnosed with COVID-19, and providing paid leave to employees who are diagnosed with COVID-19 or have been quarantined due to being in close contact with a diagnosed individual.
- ▶ Temporarily closing a small number of FedEx Office stores, and operating other FedEx Office stores at reduced hours.
- ▶ Implementing a work-from-home policy for most staff positions and suspending non-critical business travel.



RECRUITMENT AND RETENTION

FedEx uses creative ways to attract top talent and make sure our team members have robust opportunities to build lasting, rewarding careers with us. Although practices vary in keeping with local employment markets, our overall approach to recruiting, growing, and retaining a best-in-class workforce includes:

▶ Innovative internships, training and learning options as well as tuition reimbursement.

▶ Alliances with people-focused organizations to provide outstanding benefits.

▶ Initiatives that further embed and honor diversity and inclusion in our culture.

▶ Industry-leading practices in driver and facility safety.



LEARNING AND DEVELOPMENT

Multiplying the potential of our people is central to our learning and development approach. FedEx team members can participate in formal training programs through our online FedEx Learning Center. There, team members can access more than 31,400 courses covering essential skills. Our collaborations with universities and other learning institutions provide even more opportunities for team member development. The variety of training and educational assistance that we provide, along with our longstanding commitment to promote managers from within, help FedEx team members make the most of the diverse job opportunities across our operating companies.



DIVERSITY AND INCLUSION

At FedEx, we believe in the power of inclusion. We are committed to fostering respectful, safe and inclusive workplaces that celebrate the unique contributions of each individual. With operations in thousands of communities around the world, our diverse talent is equipped to understand our customers' varied needs. Everywhere we operate, diversity and inclusion connects people and possibilities to deliver a better future for team members, customers, suppliers and communities.

Each FedEx operating company maintains a diversity and inclusion team that also participates in an enterprise-wide Diversity & Inclusion Corporate Council. Members of the council share best practices and support multicultural programs in the companies and communities we serve. This council aligns to increase business performance, innovation and employee engagement by fostering a true culture of diversity and inclusion across the enterprise.



QUALITY OF LIFE

Providing our team members with competitive healthcare, wellness, retirement, and other benefits supports their quality of life and enables them to perform at their best. FedEx supports the physical and behavioral health and well-being of our team members and their families by providing an array of programs that help them stay at their best level of health, lifelong, which includes:

▶ High-quality, affordable benefits.

▶ Access to healthcare.

▶ Support with work-life balance and major events, such as paid maternity and paternity leave and financial assistance with adoptions.

▶ Employee assistance programs, such as PeopleHelp, which offers confidential counseling services.

▶ Wellness and stress reduction programs, such as healthy weight management and tobacco cessation programs, nutritionist support and stress management classes.

FedEx is also committed to providing competitive wages to all employees, and offers pension and 401(k) plans to eligible U.S. team members.

Stockholder Engagement

We believe that thoughtful stockholder engagement is important, and we have a long history of such engagement. We have an active stockholder engagement program in which we meet regularly with our largest stockholders to discuss our business strategy, operations, sustainability and CSR programs, and corporate governance, as well as other topics of interest to them. Our stockholder engagement efforts allow us to better understand our stockholders' priorities, perspectives and concerns, and enable the company to effectively address issues that matter most to our stockholders.

We also give our stockholders means by which they can communicate with our Board. As set forth in our Corporate Governance Guidelines, one of the responsibilities of our Lead Independent Director is to communicate with stockholders, as appropriate, and if so requested. Moreover, as discussed in more detail in " — Board Processes and Policies — Communications with Directors," our stockholders have the ability to communicate directly with any director (including our Lead Independent Director), any Board committee or the full Board.



Q1
Before Annual Meeting of Stockholders

▸ Discuss certain stockholder proposals with proponents

▸ Publish Annual Report and Proxy Statement, highlighting recent Board and company activities

▸ Engage stockholders and seek feedback on matters presented for their consideration

Q2
Annual Meeting of Stockholders

▸ Engage directly with stockholders and other stakeholders

▸ Receive voting results for management and stockholder proposals

STOCKHOLDER ENGAGEMENT

Q4
Off-Season Engagement and Evaluation of Practices

▸ Engage with stockholders and other stakeholders regarding our Board, corporate governance, executive compensation and sustainability practices to better understand their viewpoints and inform Board discussions

▸ Attend and participate in investor and corporate governance-related events to learn about emerging trends and issues and further engage stockholders

▸ Evaluate potential changes to corporate governance or executive compensation practices in light of stockholder feedback and review of practices

Q3
After Annual Meeting of Stockholders

▸ Discuss voting results from annual meeting in light of existing corporate governance and executive compensation practices, as well as feedback received from stockholders, and determine if any follow-up actions are appropriate

▸ Review corporate governance trends, recent regulatory developments and the company's corporate governance documents, policies and procedures to determine if any changes should be considered

▸ Determine topics for discussion during off-season stockholder engagement

Engagement Highlights

▲ Since our last annual meeting, we have engaged with a global and diverse group of over 150 stockholders, including actively managed funds, index funds, union and public pension funds, and socially responsible investment funds. This group represented approximately 55% of our outstanding shares.

Focus Areas

▸ Business Strategy and Performance

▸ Executive Compensation

▸ Corporate Culture

▸ Board Governance, Composition and Refreshment

▸ Climate Change and Other Sustainability Matters

Executive Management Succession Planning

The Board of Directors has in place an effective planning process to select successors to the Chairman of the Board and Chief Executive Officer and other members of executive management. The Nominating & Governance Committee, in consultation with the Chairman of the Board and Chief Executive Officer, annually reports to the Board on executive management succession planning. The entire Board works with the Nominating & Governance Committee and the Chairman of the Board and Chief Executive Officer to evaluate potential successors to the CEO and other members of executive management. Through this process, the Board receives information that includes qualitative evaluations of potential successors to the CEO and other executives. Each Board member has complete and open access to any member of management. We believe this enhances the Board's oversight of succession planning. The Chairman of the Board and Chief Executive Officer periodically provides to the Board his recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals. Additionally, the Board periodically reviews and revises as necessary the company's emergency executive management succession plan, which details the actions to be taken by specific individuals in the event a member of executive management suddenly dies or becomes incapacitated.

Board Structure

Board Leadership Structure

FedEx's strong and independent Board of Directors effectively oversees our management and provides vigorous oversight of FedEx's business and affairs in support of our mission of producing superior financial returns for our stockholders by providing high value-added logistics, transportation and related business services through focused operating companies.

The leadership structure of our Board of Directors includes:

A combined Chairman of the Board and Chief Executive Officer.	Independent, active and effective directors of equal importance and rights, who all have the same opportunities and responsibilities in providing vigorous oversight of the effectiveness of management policies.	A Lead Independent Director. The Chairperson of the Nominating & Governance Committee, who is elected annually by a majority of the independent Board members, serves as the Lead Independent Director.

The Board believes that FedEx has been and continues to be well served by having the company's founder, Frederick W. Smith, serve as both Chairman of the Board and Chief Executive Officer. The current Board leadership model, when combined with the composition of the Board, the strong leadership of our independent directors, Board committees and Lead Independent Director, and the highly effective corporate governance structures and processes in place, strikes an appropriate balance between consistent leadership and independent oversight of FedEx's business and affairs. As set forth in our Corporate Governance Guidelines, the Lead Independent Director has the following responsibilities and authority:

▶ Presides at all meetings of the Board of Directors at which the Chairman of the Board and Chief Executive Officer is not present, including executive sessions of the independent Board members;

▶ Serves as a liaison between the Chairman of the Board and Chief Executive Officer and independent Board members, it being understood that all Board members have complete and open access to any member of management;

▶ Reviews and approves Board meeting agendas and Board meeting schedules and consults with the Chairman of the Board and Chief Executive Officer with regard to other information sent to the Board of Directors in connection with Board meetings or other Board action, it being understood that all Board members may place items on the agenda for Board meetings;

▶ Calls meetings of the independent Board members, as necessary or appropriate; and

▶ Communicates with stockholders of the company, as appropriate, if requested by such stockholders.

The Board believes that FedEx's Bylaws and Corporate Governance Guidelines help ensure that strong and independent directors will continue to play the central oversight role necessary to maintain FedEx's commitment to the highest quality corporate governance. Under our Bylaws and Corporate Governance Guidelines, the Board maintains the following practices, in addition to those described above:

Directors stand for election annually by majority vote.	Under our Bylaws, all members of our Board of Directors are elected annually. In addition, our Bylaws require that we use a majority-voting standard in uncontested director elections in which a director nominee must receive more votes cast "for" than "against" in order to be elected.
Our independent directors hold regular executive sessions.	Our independent Board members meet at regularly scheduled executive sessions without management present. The Lead Independent Director conducts and presides at these meetings. In addition, the Lead Independent Director may call such meetings of the independent Board members as he or she deems necessary or appropriate, may be designated to preside at any Board or stockholder meeting and presides at all Board meetings at which the Chairman of the Board and Chief Executive Officer is not present.
Board members may submit agenda items and request information.	Each Board member may place items on the agenda for Board meetings, raise subjects that are not on the agenda for that meeting or request information that has not otherwise been provided to the Board. Additionally, the Lead Independent Director reviews and approves all Board meeting schedules and agendas and consults with the Chairman of the Board and Chief Executive Officer regarding other information sent to the Board in connection with Board meetings or other Board action.
Our Board members interact with management.	Consistent with our philosophy of empowering each member of our Board of Directors, each Board member has complete and open access to any member of management and to the chairperson of each Board committee for the purpose of discussing any matter related to the work of such committee. The Lead Independent Director also serves as a liaison, but not a buffer, between the Chairman of the Board and Chief Executive Officer and independent Board members.
Our directors are encouraged to interact with stockholders.	If any of our major stockholders asks to speak with any Board member on a matter related to FedEx, we encourage that director to make himself or herself available and will facilitate such interaction. Additionally, the Lead Independent Director is available to communicate with stockholders, as appropriate, if requested by such stockholders.
Our directors can request special Board meetings.	Special meetings of the Board can be called by the Chairman of the Board and Chief Executive Officer or at the request of two or more directors.
The Board or any Board committee can retain independent advisors.	The Board and each Board committee have the authority to retain independent legal, financial and other advisors as they deem appropriate.
Our Bylaws provide stockholders a meaningful proxy access right.	Our Bylaws provide stockholders a meaningful proxy access right. The Bylaws include the following terms: a 3% ownership threshold and 3-year holding period requirement; a cap on the number of director nominees at two directors or 20% of the Board, whichever is greater; and a stockholder group aggregation limit of 20.
Our Bylaws provide stockholders a right to call a special meeting.	Our Bylaws provide holders of 20% or more of our common stock the right to call a special meeting, subject to the terms of our Bylaws.

Board Committees

The Board of Directors has a standing Audit Committee, Compensation Committee, Information Technology Oversight Committee, and Nominating & Governance Committee. Each committee's written charter, as adopted by the Board of Directors, is available on the Investor Relations section of our website at investors.fedex.com on the Governance & Citizenship page under "Committee Charters." Committee memberships are currently as follows:

🔍 AUDIT COMMITTEE

COMMITTEE MEMBERS:

R. BRAD MARTIN*
(CHAIRMAN)

Marvin R. Ellison
Kimberly A. Jabal
Shirley Ann Jackson
Joshua Cooper Ramo

FY20 MEETINGS HELD
10

COMMITTEE REPORT
page 80

* Audit Committee Financial Expert

COMMITTEE FUNCTIONS:

▸ Oversees the independent registered public accounting firm's qualifications, independence and performance;

▸ Assists the Board of Directors in its oversight of (i) the integrity of FedEx's financial statements, (ii) the effectiveness of FedEx's disclosure controls and procedures and internal control over financial reporting, and (iii) the performance of the internal auditors;

▸ Preapproves all audit and allowable non-audit services to be provided by FedEx's independent registered public accounting firm;

▸ Reviews and discusses with management and the Board of Directors (i) the guidelines and policies that govern the processes by which the company assesses and manages its exposure to risk and (ii) the company's major financial and other risk exposures and the steps management has taken to monitor and control such exposures; and

▸ Oversees FedEx's integrity and compliance programs, including compliance with legal and regulatory requirements.

💲 COMPENSATION COMMITTEE

COMMITTEE MEMBERS:

PAUL S. WALSH
(CHAIRMAN)

John A. Edwardson
Marvin R. Ellison
Shirley Ann Jackson
Susan C. Schwab

FY20 MEETINGS HELD
6

COMMITTEE REPORT
page 39

COMMITTEE FUNCTIONS:

▸ Evaluates, together with the independent members of the Board, the performance of FedEx's Chairman of the Board and Chief Executive Officer and recommends his compensation for approval by the independent directors;

▸ Reviews and discusses with management the Compensation Discussion and Analysis and produces a report recommending whether the Compensation Discussion and Analysis should be included in the proxy statement;

▸ Oversees the administration of FedEx's equity compensation plans and reviews the costs and structure of key employee benefit and fringe-benefit plans and programs;

▸ Helps discharge the Board's responsibilities relating to the compensation of executive management; and

▸ Oversees human capital management strategies and programs.

 ## INFORMATION TECHNOLOGY OVERSIGHT COMMITTEE

COMMITTEE MEMBERS:

**JOHN C. ("CHRIS") INGLIS
(CHAIRMAN)**

Susan Patricia Griffith
Kimberly A. Jabal
Joshua Cooper Ramo
Susan C. Schwab

FY20 MEETINGS HELD
6

COMMITTEE FUNCTIONS:

▶ Reviews major information technology ("IT") related projects and technology architecture decisions;

▶ Assesses whether FedEx's IT programs effectively support FedEx's business objectives and strategies;

▶ Assists FedEx's Board of Directors in oversight of cybersecurity and technology-related risks and FedEx management's efforts to monitor and mitigate those risks; and

▶ Advises FedEx's senior IT management team and the Board of Directors on IT-related matters.

 ## NOMINATING & GOVERNANCE COMMITTEE

COMMITTEE MEMBERS:

**DAVID P. STEINER
(CHAIRMAN)**

John A. Edwardson
Susan Patricia Griffith
John C. ("Chris") Inglis

FY20 MEETINGS HELD
6

COMMITTEE FUNCTIONS:

▶ Identifies individuals qualified to become Board members;

▶ Recommends to the Board director nominees to be proposed for election at the annual meeting of stockholders;

▶ Recommends to the Board directors for appointment to Board committees;

▶ Assists the Board in determining director independence, overseeing Board and committee evaluations, and developing and implementing effective corporate governance programs;

▶ Reviews and discusses with management the company's political activities and the company's Policy on Political Contributions; and

▶ Reviews and discusses with management the company's CSR strategies and programs, including the management of sustainability-related risks.

In addition, as discussed above under " — The Board's Role and Responsibilities — Board Risk Oversight," each Board committee has responsibility for the oversight of specific risks that fall within the committee's areas of responsibility. Also, the Audit Committee is responsible for reviewing and discussing with management the guidelines and policies that govern the processes by which the company assesses and manages its exposure to all risk, including our ERM process.

In response to a stockholder demand letter, a special committee of the Board was formed, comprised of Messrs. Edwardson and Steiner and Ms. Jabal. The special committee held one meeting during fiscal 2020. The special committee was dissolved in fiscal 2020.

As discussed above, Mr. Edwardson is retiring as a director immediately before this year's annual meeting and is not standing for reelection. The Board of Directors has approved reconstituting the committees so that, immediately following the annual meeting, if all of the director nominees are elected, committee memberships will be as follows:

AUDIT COMMITTEE	**COMPENSATION COMMITTEE**	**INFORMATION TECHNOLOGY OVERSIGHT COMMITTEE**	**NOMINATING & GOVERNANCE COMMITTEE**
R. Brad Martin (Chairman)	**Paul S. Walsh** (Chairman)	**John C. ("Chris") Inglis** (Chairman)	**David P. Steiner** (Chairman)
Marvin R. Ellison	Susan Patricia Griffith	Kimberly A. Jabal	Marvin R. Ellison
Kimberly A. Jabal	Shirley Ann Jackson	Joshua Cooper Ramo	Susan Patricia Griffith
Joshua Cooper Ramo	Susan C. Schwab	Susan C. Schwab	Shirley Ann Jackson

Board Meetings and Meeting Attendance

During fiscal 2020, the Board of Directors held six regular meetings and one special meeting. The average attendance of all directors at Board and committee meetings was 96%. Each director attended at least 75% of the aggregate meetings of the Board and any committees on which he or she served that were held during the periods that he or she served as a director. Our policy on director attendance at meetings can be found in our Corporate Governance Guidelines, which are available on the Governance & Citizenship page under "Policies & Guidelines" of the Investor Relations section of our website at investors.fedex.com.

Attendance at Annual Meeting of Stockholders

FedEx expects all Board members to attend annual meetings of stockholders. Each then-current member of the Board of Directors attended the 2019 annual meeting of stockholders.

Board Processes and Policies

Director Mandatory Retirement

FedEx's Corporate Governance Guidelines provide that a non-management director must retire immediately before the annual meeting of FedEx's stockholders during the calendar year in which he or she attains age 75. Under this policy, a non-management director may not be nominated to a new term if he or she would be age 75 or older at the end of the calendar year in which the election is held.

Policy on Poison Pills

The Board of Directors has adopted a policy requiring stockholder approval for any future "poison pill" prior to or within twelve months after adoption of the poison pill. (A poison pill is a device used to deter a hostile takeover. Note that FedEx does not currently have, nor have we ever had, a poison pill.) The policy on poison pills is included in FedEx's Bylaws and Corporate Governance Guidelines.

Policy on Review and Preapproval of Related Person Transactions

The Board of Directors has adopted a Policy on Review and Preapproval of Related Person Transactions, which is included in FedEx's Corporate Governance Guidelines. The policy requires that all proposed related person transactions (as defined in the policy) and all proposed material changes to existing related person transactions be reviewed and preapproved by the Nominating & Governance Committee. To the extent the related person (as defined in the policy) is a director or immediate family member of a director, the transaction or change must also be reviewed and preapproved by the full Board. The policy provides that a related person transaction or a material change to an existing related person transaction may not be preapproved if it would:

▸ Interfere with the objectivity and independence of any related person's judgment or conduct in carrying out his or her duties and responsibilities to FedEx;

▸ Not be fair as to FedEx; or

▸ Otherwise be opposed to the best interests of FedEx and its stockholders.

The policy requires the Nominating & Governance Committee to annually (i) review each existing related person transaction that has a remaining term of at least one year or remaining payments of at least $120,000, and (ii) determine, based upon all material facts and circumstances and taking into consideration our contractual obligations, whether it is in the best interests of FedEx and our stockholders to continue, modify or terminate the transaction or relationship.

Communications with Directors

Stockholders and other interested parties may communicate directly with the entire Board or any member (including the Lead Independent Director), committee or group of independent directors of the Board of Directors by writing to: FedEx Corporation Board of Directors, c/o Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120. Please specify to whom your letter should be directed. The Corporate Secretary of FedEx will review all such correspondence and regularly forward to the Board a summary of all such correspondence and copies of all correspondence that, in his opinion, deals with the functions of the Board or its committees or that he otherwise determines requires the attention of any member, group or committee of the Board of Directors. Board members may at any time review a log of all correspondence received by FedEx that is addressed to Board members and request copies of any such correspondence.

Policy Regulating Trading by Insiders

We have comprehensive and detailed policies (memorialized in the FedEx Securities Manual) that regulate trading by our insiders, including Board members. The Securities Manual includes information regarding quiet periods, explains when transactions in FedEx stock are permitted and contains a mandatory pre-clearance policy for transactions in FedEx securities by certain insiders, including Board members. The Securities Manual prohibits insiders, including Board members, from trading (or tipping others to trade) in FedEx securities on the basis of "material, non-public information" until the information has been disclosed to the public. The policy explains the principles governing "material, non-public information" and provides examples of the types of events or information that may be considered material. The Securities Manual, including the examples and contextual information contained therein, are reviewed regularly and updated, as applicable. For instance, following increased sophistication and prevalence of cyberattacks, the list of potentially material items was updated to include "a significant data breach, cyberattack, cyber-intrusion or other disruption to FedEx's information technology infrastructure."

The Securities Manual and our Corporate Governance Guidelines also set forth certain types of transactions that are always prohibited, even when permitted by law, in order to further align the interests of our executives and directors with our stockholders' interests. Specifically, (1) publicly traded (or exchange-traded) options, such as puts, calls and other derivative securities; (2) short sales, including "sales against the box"; and (3) hedging or monetization transactions designed to limit the financial risk of ownership, including prepaid variable forward contracts, equity swaps, collars, exchange funds and other similar transactions, are prohibited. The Securities Manual and our Corporate Governance Guidelines also prohibit margin accounts and pledges; however, our Lead Independent Director and General Counsel, acting together, may grant an exception to the prohibition against holding FedEx securities in a margin account or pledging FedEx securities on a case-by-case basis to any member of the Board of Directors or the Chairman of the Board and Chief Executive Officer if he or she clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities.

Stock Ownership Goal for Directors and Senior Officers

In order to encourage significant stock ownership by our directors and senior officers, and to further align their interests with the interests of FedEx's stockholders, the Board of Directors has established a goal that (a) each non-management director serving as of March 13, 2017 own FedEx shares valued at (i) three times his or her annual retainer fee within four years after joining the Board and (ii) five times his or her annual retainer fee by December 31, 2020, (b) each non-management director who joins the Board after March 13, 2017 own FedEx shares valued at five times his or her annual retainer fee within five years after joining the Board, and (c) within five years after being appointed to his or her position, each member of senior management own FedEx shares valued at the following multiple of his or her annual base salary:

Senior Management Position	Ownership Goal	
Chairman of the Board and Chief Executive Officer		**6x** annual base salary
President and Chief Operating Officer		**5x** annual base salary
Other FedEx Executive Officers, including the Chief Executive Officers of FedEx Express, FedEx Ground and FedEx Freight		**3x** annual base salary
Executive Vice Presidents of FedEx Express, FedEx Ground, FedEx Freight and FedEx Services		**2x** annual base salary
Certain Other Senior Officers		**1x** annual base salary

For purposes of meeting this goal, unvested restricted stock is counted, but unexercised stock options are not. The Board also recommends that each director and senior officer retain shares acquired upon stock option exercises until his or her goal is met. The stock ownership goal is included in FedEx's Corporate Governance Guidelines. As of July 27, 2020, each director owned sufficient shares to comply with this goal or was within the five-year period to attain compliance. In addition, each executive officer owned sufficient shares to comply with this goal.

Directors' Compensation

Outside Directors' Compensation

During fiscal 2020, non-management (outside) directors were paid an annual retainer of $132,000. Chairpersons of the Compensation, Nominating & Governance and Information Technology Oversight Committees were paid an additional annual fee of $15,000. The Audit Committee chairperson was paid an additional annual fee of $25,000. Non-employee directors may elect to receive their annual retainer in all cash, all shares or 50% in cash and 50% in shares. The number of retainer shares issued is based on the fair market value of FedEx's common stock on the annual meeting date (the average of the high and low prices of the stock on the New York Stock Exchange ("NYSE"), with any fractional amounts paid in cash. In addition, each outside director who was elected at FedEx's 2019 annual meeting received a stock option for 5,325 shares of FedEx common stock.

In response to a stockholder demand letter, a special committee was formed. The special committee was dissolved in fiscal 2020. Members of the special committee (Messrs. Edwardson and Steiner and Ms. Jabal) received $2,000 for the one in-person meeting held during fiscal 2020.

Frederick W. Smith and Rajesh Subramaniam, the only directors who are also FedEx employees, do not receive any additional compensation for serving as a director.

The Compensation Committee annually reviews director compensation, including, among other things, comparing FedEx's director compensation practices with those of other companies with annual revenues between $25 billion and $100 billion (this year's comparison group included 96 companies, which are listed in *Appendix A*, and was based on proxy statement data provided by a third-party compensation data provider). Before making a recommendation regarding director compensation to the Board, the Compensation Committee considers that the directors' independence may be compromised if compensation exceeds appropriate levels or if FedEx enters into other arrangements beneficial to the directors.

Retirement Plan for Outside Directors

In July 1997, the Board of Directors of FedEx Express (FedEx's predecessor) voted to freeze the Retirement Plan for Outside Directors (that is, no further benefits would be earned under this plan). Concurrent with the freeze, the Board amended the plan to accelerate the vesting of the benefits for each outside director who was not yet vested under the plan. This plan is unfunded and any benefits under the plan are general, unsecured obligations of FedEx. Once all benefits are paid from the plan, it will be terminated.

Paul S. Walsh is the only director who served on the Board during fiscal 2020 who is entitled to benefits under this plan. Mr. Walsh has not yet received any plan benefits, which will be paid as a single lump-sum distribution on or before the fifteenth business day of the month immediately following the later of the date of Mr. Walsh's retirement and the date he attains age 60. In the event of Mr. Walsh's death, his surviving spouse shall be entitled to receive the lump-sum payment. The following table sets forth the amount payable to Mr. Walsh assuming a hypothetical retirement date of June 1, 2020.

Name	Lump Sum Payment Amount ($)
P.S. Walsh	75,276[1]

(1) Discounted from the age 60 normal retirement date provided for in the plan.

Fiscal 2020 Director Compensation

The following table sets forth information regarding the compensation of FedEx's non-employee (outside) directors for the fiscal year ended May 31, 2020:

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards in Lieu of Cash Retainer ($)[2]	Option Awards ($)[3][4]	All Other Compensation ($)	Total ($)
J.A. Edwardson	2,037	131,963	163,620	—	297,620
M.R. Ellison	66,019	65,981	163,620	—	295,620
S.P. Griffith	37	131,963	163,620	—	295,620
J.C. Inglis	147,000	—	163,620	—	310,620
K.A. Jabal	134,000	—	163,620	—	297,620
S.A. Jackson	66,019	65,981	163,620	—	295,620
R.B. Martin	25,037	131,963	163,620	—	320,620
J.C. Ramo	37	131,963	163,620	—	295,620
S.C. Schwab	66,019	65,981	163,620	—	295,620
D.P. Steiner	17,037	131,963	163,620	—	312,620
P.S. Walsh	147,000	—	163,620	—	310,620

(1) Includes (a) retainer payments and committee chairperson fees (as applicable), (b) cash paid in lieu of fractional shares issued to Messrs. Edwardson, Ellison, Martin, Ramo, and Steiner, Dr. Jackson, Ms. Griffith and Ambassador Schwab in connection with their election to receive shares of FedEx's common stock in lieu of all or a portion of their retainer fees, and (c) special committee meeting fees for Messrs. Edwardson and Steiner and Ms. Jabal. See "— Outside Directors' Compensation" above.

(2) Messrs. Edwardson, Martin, Ramo, and Steiner and Ms. Griffith elected to receive 100% of their annual retainer ($132,000) in shares of FedEx's common stock (896 shares each), and Mr. Ellison, Dr. Jackson, and Ambassador Schwab elected to receive 50% of their annual retainer ($66,000) in shares of FedEx's common stock (448 shares each). The number of shares received was determined by dividing the dollar amount of the retainer to be paid in shares by the fair market value of our common stock on the date of the 2019 annual meeting of stockholders ($147.28) rounded down to the nearest whole share.

(3) On September 23, 2019, each outside director elected at the 2019 annual meeting received a stock option for 5,325 shares of common stock. The grant date fair value of each such option was computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 and is set forth in this column. Assumptions used in the calculation of these amounts are included in note 10 to our audited consolidated financial statements for the fiscal year ended May 31, 2020, included in our Annual Report on Form 10-K for fiscal 2020. Stock options granted to the outside directors generally vest fully one year after the grant date.

(4) The following table sets forth the aggregate number of outstanding stock options held by each current outside director listed in the above table as of May 31, 2020:

Name	Options Outstanding
J.A. Edwardson	21,245
M.R. Ellison	21,245
S.P. Griffith	9,448
J.C. Inglis	14,100
K.A. Jabal	11,120
S.A. Jackson	11,120
R.B. Martin	35,635
J.C. Ramo	31,275
S.C. Schwab	40,235
D.P. Steiner	29,665
P.S. Walsh	40,235

Executive Compensation

Advisory Vote to Approve Named Executive Officer Compensation

 Your Board of Directors recommends that you vote **"FOR"** this proposal.

We are asking stockholders to approve, on a non-binding basis, the following advisory resolution at the annual meeting:

"RESOLVED, that the compensation paid to FedEx's named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative discussion, is hereby APPROVED."

This annual advisory vote is not intended to address any specific element of executive compensation, but instead is intended to address the overall compensation of the named executive officers as disclosed in this proxy statement.

Our executive compensation program is designed not only to retain and attract highly qualified and effective executives, but also to motivate them to substantially contribute to FedEx's future success for the long-term benefit of stockholders and reward them for doing so. Accordingly, our Board of Directors and Compensation Committee believe that there should be a strong relationship between pay and corporate performance (both financial results and stock price), and our executive compensation program reflects this belief. As more fully discussed in the Compensation Discussion and Analysis beginning on page 39:

▶ Annual and long-term incentive payments and stock options represent a significant portion of our executive compensation program. This variable compensation is "at risk" and directly dependent upon the achievement of corporate financial-performance goals or stock price appreciation. In fiscal 2020, 91% of the Chairman of the Board and Chief Executive Officer's target total direct compensation consisted of variable, at-risk components. With respect to the other named executive officers, 61% to 65% of their fiscal 2020 target total direct compensation consisted of variable, at-risk components.

▶ Under the fiscal 2020 AIC plan, annual bonus payments were tied to achieving aggressive goals for adjusted consolidated operating income. Because the threshold objective for adjusted consolidated operating income for fiscal 2020 was not achieved, there was no payout to any named executive officer under the fiscal 2020 AIC plan.

▶ LTI payouts for fiscal 2020 were tied to meeting pre-established aggregate EPS goals over a three-fiscal-year period. While adjusted EPS growth was strong in fiscal 2018, weaker than expected adjusted EPS growth in fiscal 2019 and fiscal 2020 prevented us from achieving the three-year EPS goal required for any payout under the FY2018–FY2020 LTI plan.

▶ The exercise price of stock options granted under our equity incentive plans is equal to the fair market value of our common stock on the date of grant, so the options will yield value to the executive only if the stock price appreciates.

▶ Our stock ownership goal effectively promotes meaningful and significant stock ownership by our executive officers and further aligns their interests with those of our stockholders. As of July 27, 2020, each of our executive officers exceeded the stock ownership goal.

▶ At his request, the base salary of the Chairman of the Board and Chief Executive Officer was reduced 91% for the six-month period from April 1, 2020 to September 30, 2020.

In the 2019 advisory vote, 74.8% of the voted shares supported the compensation of FedEx's named executive officers. While a significant percentage of the shares voted were in support of our executive compensation program, the level of support was much lower than that of prior years. In response to the lower level of support, we engaged with our largest 15 shareowners who represented, in aggregate, over 40% of our outstanding common stock, to solicit feedback on our executive compensation program, better understand the reasons behind the 2019 advisory vote on executive compensation outcome and discuss constructive changes for the Compensation Committee's consideration, as described beginning on page 41.

We urge you to read the Compensation Discussion and Analysis, as well as the Summary Compensation Table and related compensation tables and narrative appearing on pages 39 through 76, which provides detailed information on our compensation philosophy, policies and practices and the compensation of our named executive officers.

Effect of the Proposal

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is not binding on FedEx, the Board of Directors or the Compensation Committee. The vote on this proposal will, therefore, not affect any compensation already paid or awarded to any named executive officer and will not overrule any decisions made by the Board of Directors or the Compensation Committee. Because we highly value the opinions of our stockholders, however, the Board of Directors and the Compensation Committee will consider the results of this advisory vote when making future executive compensation decisions.

Vote Required for Approval

The affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote is required to approve this proposal.

Report of the Compensation Committee of the Board of Directors

The Compensation Committee has reviewed and discussed with management the following Compensation Discussion and Analysis. Based on its review and discussions with management, the Compensation Committee recommended to the Board of Directors, and the Board approved, that the Compensation Discussion and Analysis be included in this proxy statement and in FedEx's Annual Report on Form 10-K for the fiscal year ended May 31, 2020.

COMPENSATION COMMITTEE MEMBERS

    

PAUL S. WALSH
Chairman

JOHN A. EDWARDSON

MARVIN R. ELLISON

SHIRLEY ANN JACKSON

SUSAN C. SCHWAB

Compensation Discussion and Analysis

In this section we discuss and analyze the compensation of our principal executive officer, principal financial officer, and our three other most highly compensated executive officers (the "named executive officers") for the fiscal year ended May 31, 2020. For additional information regarding compensation of the named executive officers, see "— Summary Compensation Table" and other compensation-related tables and disclosure below.

Executive Summary

Fiscal 2020 was a year in which FedEx both confronted challenges and embraced opportunities. The global economy continued to weaken in fiscal 2020, and FedEx took steps to reduce costs while also continuing to make investments and pursue initiatives to bring about a stronger, more competitive and more profitable future, including continued integration of TNT Express, last mile optimization at FedEx Express, and the introduction of year-round seven-day residential delivery by FedEx Ground. The COVID-19 pandemic presented unprecedented challenges, disrupting global manufacturing, supply chains, and consumer spending. Due to the continuing weakness in the global economy, exacerbated significantly by the COVID-19 pandemic, and resulting revenue shortfall for FedEx, fiscal 2020 adjusted consolidated operating income was below our threshold objective under our fiscal 2020 AIC plan, and **no participant, including the named executive officers, received an AIC payout.**

Under our LTI plan, which is tied to financial performance over a three-year period (fiscal 2018 through fiscal 2020 for the FY2018–FY2020 LTI plan), no payouts were earned in fiscal 2020 by any participants, including our named executive officers. While adjusted EPS growth was strong in fiscal 2018, weaker than expected adjusted EPS growth in fiscal 2019 and fiscal 2020 prevented us from achieving the three-year EPS goal required for any payout under the FY2018–FY2020 LTI plan.

The following table, which details key compensation highlights of the last five fiscal years, demonstrates the pay-for-performance nature of our executive compensation program.

COMPENSATION HIGHLIGHTS

FY2016	FY2017	FY2018	FY2019	FY2020
AIC plan paid below target (slightly below target payout for FedEx Express CEO)	AIC plan paid below target	AIC plan paid below target	No AIC plan payout	No AIC plan payout
FY2014–FY2016 LTI plan paid at maximum	FY2015–FY2017 LTI plan paid at maximum	FY2016–FY2018 LTI plan paid at maximum	FY2017–FY2019 LTI plan paid above target	No FY2018–FY2020 LTI plan payout

Philosophy

FedEx is consistently ranked among the world's most admired and trusted employers and respected brands. Maintaining this reputation and continuing to position FedEx for future success requires high caliber talent to protect and grow the company in support of our mission of producing superior financial returns for our shareowners. We design our executive compensation program to provide a competitive and internally equitable compensation and benefits package that reflects individual and company performance, job complexity, and strategic value of the position while ensuring long-term retention and motivation.

Each of the named executive officers is a longstanding member of our management, and our Chairman of the Board and Chief Executive Officer, Frederick W. Smith, founded the company and pioneered the express transportation industry over 45 years ago. As a result, our named executive officers are especially knowledgeable about our business and our industry and thus particularly valuable to the company and our shareowners.

As with tenure, position and level of responsibility are important factors in the compensation of any FedEx employee, including our named executive officers. There are internal salary ranges for each level, and annual target bonus percentages, long-term bonus amounts, and the number of stock options and restricted shares awarded are all closely tied to management level and responsibilities. For instance, our Chief Financial Officer, General Counsel and Chief Information Officer have the same salary range and annual target bonus percentages and receive the same long-term bonus and the same number of options and restricted shares in the annual grant.

Our philosophy is to (i) closely align the compensation paid to our executives with the performance of the company on both a short-term and long-term basis, and (ii) set performance goals that do not promote excessive risk while supporting the company's core long-term financial goals, which include:

Increasing EPS by **10% to 15%** per year;	Growing profitable revenue;	Achieving a **10%+** operating margin;	Improving cash flow; and	Increasing returns, such as return on invested capital.

Our executive compensation is, in large measure, highly variable and linked to the above goals and the performance of the FedEx stock price over time.

2019 Say-on-Pay Advisory Vote Outcome

The Compensation Committee annually considers the results of the most recent advisory vote by shareowners to approve named executive officer compensation. In the 2019 advisory vote, 74.8% of the voted shares supported the compensation of FedEx's named executive officers. While a significant percentage of the shares voted were in support of our executive compensation program, the level of support was much lower than the 95.3% of shares voted in support of our executive compensation program in 2018 and 95.9% in 2017.

What We Heard

In response to the lower level of support received in the 2019 advisory vote on executive compensation, beginning in September 2019 and continuing through the end of fiscal 2020, we engaged with our largest 15 shareowners who represented, in aggregate, over 40% of our outstanding common stock, to solicit feedback on our executive compensation program, better understand the reasons behind the 2019 advisory vote on executive compensation outcome and discuss constructive changes for the Compensation Committee's consideration. Our shareowner engagement effort included members of our Board, including the Chair of our Compensation Committee, as well as members of management from our Human Resources, Investor Relations, Strategic Finance, and Legal teams.

Shareowners expressed concerns over the use of a single metric in our LTI plans and expressed strong support for the inclusion of one or more metrics related to cash flow. Shareowners also expressed disapproval of certain adjustments to performance metrics made for purposes of determining payouts under our LTI plans.

How We Responded

In response to this feedback, the Compensation Committee and the Board of Directors incorporated an additional metric – total capital expenditures as a percentage of total revenue over the three-fiscal-year period ("CapEx/ Revenue") – into the LTI plan for FY2021–FY2023 and limited the adjustments to EPS calculations for fiscal 2020 to the mark-to-market retirement plan accounting adjustment (the "MTM Adjustment"), a non-cash accounting item that the Board previously determined will be excluded from EPS calculations under all LTI plans, and TNT Express integration expenses. For additional information on the FY2021–FY2023 LTI plan and the MTM Adjustment, see "Cash Payments Under LTI Program – FY2021–FY2023 LTI Plan" and "– Mark-to-Market Retirement Plan Accounting and Other Adjustments to EPS for LTI Plan Purposes."

Also, given the current economic and business uncertainty resulting from the COVID-19 pandemic, there will not be an AIC plan for executive officers for fiscal 2021. Instead, the Compensation Committee approved a one-time special restricted stock grant to each of our executive officers, other than our Chairman of the Board and Chief Executive Officer, that approximates 50% of such executive officer's annual restricted stock grant to motivate and retain our executive officers during this period of economic and business uncertainty. The Compensation Committee also approved a one-time, special stock option grant for each of our Chairman of the Board and Chief Executive Officer and our President and Chief Operating Officer for motivation and retention purposes and to address the unfavorable total direct compensation market position of each of these officers.

The Compensation Committee and the Board of Directors will continue to engage with shareowners as part of the ongoing process of evaluating and optimizing the design, purposes and direction of FedEx's executive compensation programs. In its ongoing evaluation of FedEx's executive compensation programs and practices, the Compensation Committee will continue to consider the results from future shareowner advisory votes to approve named executive officer compensation.

Compensation Objectives and Design-Related Features

We design our executive compensation program to further FedEx's mission of producing superior financial returns for our shareowners by pursuing the following objectives:

OBJECTIVE	HOW PURSUED	
	GENERALLY	SPECIFICALLY
Retain and attract highly qualified and effective executive officers.	Pay competitively.	Use comparison survey data as a point of reference in evaluating target levels for total direct compensation, which includes both fixed and variable, at-risk components tied to stock price appreciation and short- and long-term financial performance.
Motivate executive officers to contribute to our future success and to build long-term shareowner value and reward them accordingly.	Link a significant part of compensation to FedEx's financial and stock price performance, especially long-term performance.	Weight executive compensation program in favor of incentive and equity-based compensation elements (rather than base salary), especially long-term incentive cash compensation and equity incentives in the form of stock options and restricted stock.
Further align executive officer and shareowner interests.	Encourage and facilitate long-term shareowner returns and significant ownership of FedEx stock by executives.	Make annual equity-based grants; tie long-term cash compensation to growth in our EPS, which strongly correlates with long-term stock price appreciation; maintain a stock ownership goal for senior officers and encourage each officer to retain shares acquired upon stock option exercises until his or her goal is met.

Commitment to Retain and Attract

FedEx is widely acknowledged as one of the world's most admired and respected companies, and it is our people — our greatest asset — who have earned FedEx its strong reputation. Because FedEx operates a global enterprise in a highly challenging business environment, we compete for talented management with some of the largest companies in the world — in our industry and in others. Our global recognition and reputation for excellence in management and leadership make our people attractive targets for other companies, and our key employees are aggressively recruited. To prevent loss of our managerial talent, we seek to provide an overall compensation program that is competitive with all types of companies and continues to retain and attract outstanding people to conduct our business. Each element of compensation is intended to fulfill this important obligation.

Market Referencing

Because retention is imperative and tenure and management level are determinative factors, we use external survey data solely as a market reference point to assess the competitiveness of our compensation programs. The target compensation levels of our named executive officers are not designed to correspond to a specific percentile of compensation in those surveys. Instead, our analysis considers multiple market reference points for the analyzed positions, rather than referring to a specific percentile.

For the fiscal 2020 executive compensation review, we considered survey data published by two major consulting firms engaged by the company: Willis Towers Watson and Aon Hewitt. Each consulting firm provided target compensation data for general industry companies (excluding financial services companies), including U.S. and multinational companies, in its respective database with annual revenues between $25 billion and $100 billion. These companies are listed in *Appendix B*.

General industry companies, including U.S. and multinational companies, is the appropriate comparison category because our executives are recruited by and from businesses outside of FedEx's industry peer group. Moreover, our industry peer group does not provide a sufficient number of companies that are of a comparable size to FedEx. Using a robust data sample (144 companies for fiscal 2020) mitigates the impact of outliers, year-over-year volatility of compensation levels and the risk of selection bias, and increases the likelihood of comparing with companies with executive officer positions similar to ours. Because the annual revenues of these companies vary significantly, each consulting firm used regression analysis to allow for the inclusion of data from a large number of both larger and smaller companies. The data results provided by each firm were then averaged to arrive at blended market compensation data for general industry executives.

When we evaluate the elements of compensation of our executive officers in light of the referenced survey data, we consider total direct compensation ("TDC") as illustrated below:

ELEMENTS OF TDC

SHORT-TERM COMPENSATION		LONG-TERM COMPENSATION		
Base Salary	AIC	Restricted Stock *(includes related tax payments)*	Stock Options	LTI

TDC includes AIC at target (*i.e.*, assuming achievement of all objectives) and all long-term components at target. Tax payments on restricted stock awards are included in TDC.

Other elements of compensation of the named executive officers (such as perquisites and retirement benefits) are not included in TDC, consistent with our referenced survey information. Accordingly, these other elements are not referenced against survey data, and decisions as to these other elements do not influence decisions as to the elements of compensation that are included in TDC. These other elements of compensation, however, are reviewed and approved by the Compensation Committee.

While we may reference our target executive compensation levels against the survey group of companies, we do not compare our AIC and LTI financial-performance goals against these companies or any other group of companies. Rather, as discussed below, our AIC and LTI financial-performance goals are based upon our internal business objectives which, when set each year, represent aggressive goals. Accordingly, the relationship between our financial performance and the financial performance of the survey companies does not affect the relationship between our executive compensation and the executive compensation of that group in a given year.

Pay for Performance

Our executive compensation program is intended not only to retain and attract highly qualified and effective managers, but also to motivate them to substantially contribute to FedEx's future success for the long-term benefit of shareowners and appropriately reward them for doing so. Accordingly, we believe that there should be a strong relationship between pay and corporate performance (both financial results and stock price), and our executive compensation program reflects this belief. In particular, AIC payments, LTI payments and stock options represent a significant portion of our executive compensation program, as shown by the chart below, and this variable compensation is "at risk" and directly dependent upon the achievement of corporate financial-performance goals and stock price appreciation:

▶ Fiscal 2020 AIC payouts for all plan participants, including the named executive officers, were tied to achieving aggressive goals for adjusted consolidated operating income, as well as individual performance objectives as described further below. Due to challenging business conditions, exacerbated by the COVID-19 pandemic, adjusted consolidated operating income (which excluded certain items that did not reflect core business performance, as described in detail below) fell below the threshold objective for annual financial performance for fiscal 2020. Accordingly, no participant, including the named executive officers, received an AIC payout.

▶ LTI payouts for fiscal 2020 were tied to meeting pre-established aggregate EPS goals over a three-fiscal-year period. While adjusted EPS growth was strong in fiscal 2018, weaker than expected adjusted EPS growth in fiscal 2019 and fiscal 2020 prevented us from achieving the three-year EPS goal required for any payout under the FY2018–FY2020 LTI plan.

▶ The exercise price of stock options granted under our equity incentive plans is equal to the fair market value of our common stock on the date of grant, so the options will yield value to the executive only if the stock price appreciates.

The following chart illustrates for each named executive officer the allocation of fiscal 2020 target TDC between base salary and incentive and equity-oriented compensation elements (the restricted stock value includes the related tax payment):

FISCAL 2020 TARGET TDC COMPONENTS



We believe that long-term performance is the most important measure of our success, as we manage FedEx's operations and business for the long-term benefit of our shareowners. Accordingly, not only is our executive compensation program weighted towards variable, at-risk pay components, but we also emphasize incentives that are dependent upon long-term corporate performance and stock price appreciation. These long-term incentives include LTI cash compensation and equity awards (stock options and restricted stock), which comprise a significant portion of an executive officer's total compensation. These incentives are designed to motivate and reward our executive officers for achieving long-term corporate financial-performance goals and maximizing long-term shareowner value.

The following chart illustrates for each named executive officer the allocation of fiscal 2020 target TDC between short-term components — base salary and AIC — and long-term incentives — LTI, stock options and restricted stock, including the related tax payment:

FISCAL 2020 SHORT-TERM VS. LONG-TERM COMPENSATION



TDC for our named executive officers includes AIC and LTI at target. The actual compensation paid out in a given year may vary widely from target levels because compensation earned under the AIC and LTI programs is variable and commensurate with the level of achievement of financial-performance goals. When we fall short of our business objectives, payments under these variable programs decrease correspondingly. Conversely, when we achieve superior results, we reward our executives accordingly under the terms of these programs. As noted above, there was no payout under the fiscal 2020 AIC plan or the FY2018–FY2020 LTI plan. In addition, with regard to the stock-option component of TDC, officers realize value from the stock options recognized in the TDC calculation only if the stock price appreciates after the grant date.

Align Management and Shareowner Interests

We award stock options and restricted stock to create and maintain a long-term economic stake in the company for the officers, thereby aligning their interests with the interests of our shareowners.

In addition, as discussed above, historically the payout under our LTI program has been dependent solely upon achievement of a pre-established aggregate EPS goal for a three-fiscal-year period. EPS was selected as the financial measure for the LTI plan because growth in our EPS strongly correlates to long-term stock price appreciation.

The following graph illustrates the relationship between FedEx's EPS growth and stock price appreciation (based on the fiscal year-end stock price and adjusted for stock splits) from 1978 to 2020:



*   Fiscal 2017, 2018, 2019, and 2020 adjusted EPS of $12.02, $15.47, $15.52, and $7.92, respectively, are included in the adjusted EPS line. As discussed in detail below, the Board of Directors, upon the recommendation of the Compensation Committee, approved certain adjustments to fiscal 2017, 2018, 2019, and 2020 EPS for LTI plan purposes in order to ensure that payouts, if any, under the applicable LTI plans more accurately reflect core financial performance. See *Appendix C* for a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures.

Stock Ownership Goal for Senior Officers

In order to encourage significant stock ownership by FedEx's senior management, including the named executive officers, and to further align their interests with the interests of our shareowners, the Board of Directors has adopted a stock ownership goal for senior officers, which is included in FedEx's Corporate Governance Guidelines. With respect to our executive officers, the goal is that within five years after being appointed to his or her position, each officer own FedEx shares valued at the following multiple of his or her annual base salary:

▸ 6x for the Chairman of the Board and Chief Executive Officer;

▸ 5x for the President and Chief Operating Officer; and

▸ 3x for the other executive officers.

For purposes of meeting this goal, unvested restricted stock is counted, but unexercised stock options are not. Until the ownership goal is met, the officer is encouraged to retain "net profit shares" resulting from the exercise of stock options. Net profit shares are the shares remaining after payment of the option exercise price and taxes owed upon the exercise of options. As of July 27, 2020, each executive officer exceeded the stock ownership goal.

Policy Against Hedging and Pledging Transactions

In addition, we have adopted comprehensive and detailed policies (set forth in the FedEx Securities Manual) that regulate trading by our insiders, including the named executive officers and Board members. The Securities Manual includes information regarding quiet periods and explains when transactions in FedEx stock are permitted.

The Securities Manual and our Corporate Governance Guidelines also set forth certain types of transactions that are prohibited, even when permitted by law, in order to further align our executives and directors with stockholders. Specifically, company officers, employees and Board members are prohibited from, directly or indirectly, purchasing financial instruments or otherwise engaging in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of equity or other securities of the company or any of its subsidiaries that were granted as compensation to or that are held, directly or indirectly, by the officer, employee or Board member, including the following financial instruments and transactions: (1) publicly traded (or exchange-traded) options, such as puts, calls and other derivative securities; (2) short sales, including "sales against the box"; and (3) hedging or monetization transactions designed to limit the financial risk of ownership, including prepaid variable forward contracts, equity swaps, collars, exchange funds and other similar transactions. The Securities Manual and our Corporate Governance Guidelines also prohibit margin accounts and pledges; however, our Lead Independent Director and General Counsel, acting together, may grant an exception to the prohibition against holding FedEx securities in a margin account or pledging FedEx securities on a case-by-case basis to any member of the Board of Directors or the Chairman of the Board and Chief Executive Officer if he or she clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities.

Based upon this criterion, such an exception has been granted with respect to the shares that are disclosed in this proxy statement as having been pledged as security by Frederick W. Smith, FedEx's Chairman of the Board and Chief Executive Officer, and Frederick Smith Enterprise Company, Inc. ("Enterprise"). See "Stock Ownership — Directors and Executive Officers." As a result of the stock price decline during fiscal 2020, Mr. Smith was granted approval to pledge additional shares in March 2020. With respect to the shares pledged by Mr. Smith and Enterprise as of July 27, 2020:

▶ None of the shares pledged were acquired through a FedEx equity compensation plan.

▶ The pledged shares are not used to shift or hedge any economic risk in owning FedEx shares. These shares collateralize loans used to fund outside personal business ventures and prior purchases of FedEx shares. If Mr. Smith had been unable to pledge these shares, he may have been forced to sell the shares in order to obtain the necessary funds.

▶ The pledged shares represent 1.7% of FedEx's outstanding shares as of July 27, 2020 and therefore, do not present any appreciable risk for investors or the company.

▶ Mr. Smith is FedEx's founder and one of the company's largest shareowners. Mr. Smith has pledged only 23.4% of his total share ownership. Based on the fiscal year-end stock price ($130.56), the value of his pledged shares was approximately $598 million. Mr. Smith's total stock ownership increased by 39,797 shares since July 27, 2019. Additionally, excluding the pledged shares, as of July 27, 2020, Mr. Smith's stock ownership is 307 times what he is required to hold under the company's stock ownership goal.

▶ In accordance with our policy, Mr. Smith has established his financial capacity to repay the loan without resorting to the pledged shares. In the unlikely event such a sale was necessary, based on the 30-day average trading volume for FedEx shares as of July 27, 2020, it would take two days for the pledged shares to be sold in the open market. Furthermore, Mr. Smith's unpledged share ownership is very substantial and would likely be able to prevent any margin call.

As discussed, we have an active shareowner engagement program in which we meet regularly with our largest shareowners. During these discussions, none of our largest shareowners have raised any concerns regarding Mr. Smith's pledged shares.

No other FedEx executive officer or Board member currently holds FedEx securities that are pledged pursuant to a margin account, loan or otherwise.

Clawback Policy

In March 2019, the Board of Directors, upon the recommendation of the Compensation Committee, adopted the FedEx Corporation Policy on Recoupment of Incentive Compensation, or clawback policy, which is available on the Governance & Citizenship page under "Policies & Guidelines" of the Investor Relations section of our website at investors.fedex.com. Under the policy, the company's current or former Section 16 officers may have their cash or equity-based incentive compensation awards that are based on a company financial reporting measure recouped if a triggering event occurs. A triggering event arises under the policy when: (i) there is a restatement of the company's financial statements due to material noncompliance with any financial reporting requirement under the federal securities laws, (ii) the officer engaged in fraud or intentional misconduct that resulted in the need for the restatement, and (iii) a lower payment or award would have been made or granted based upon the restated financial results. The Board of Directors, taking into account the Compensation Committee's recommendation, has enforcement discretion under the policy. The policy is applicable to incentive compensation awards granted on or after March 11, 2019, the date of the policy's adoption.

Restricted Stock Program

FedEx's restricted stock program has been in place for over 25 years and has encouraged FedEx executives to own and retain company stock. Based on feedback received from a small number of shareowners, during fiscal 2020 the Compensation Committee again reviewed our restricted stock program and, for all of the following reasons, determined that it continues to be appropriate for FedEx.

By facilitating the ownership of FedEx shares by our executives, we strengthen the alignment of their interests with those of our investors. When granting restricted stock, FedEx first determines the total target value of the award and then approves the delivery of that value in two components: restricted shares and cash payment of taxes due. Therefore, the total target value of the award is the same as it would be if there were no tax payments. In particular, because the amount of the tax payment is included in the calculation of the target value of the restricted stock award, the officers receive fewer shares in each award than they would in the absence of the tax payment: fewer by an amount equal in value to the tax payment.

This methodology prevents the need for an officer to make a disposition of FedEx stock to cover the tax consequences of a restricted stock award and dilute his or her interest in FedEx. Conversely, absent the tax payment, the number of shares received in each award would be larger by an amount equal in value to the forgone tax payment, thereby having a dilutive effect on our shareowners' equity interest in FedEx. While SEC disclosure rules require that these payments be included with tax reimbursement payments and reported as "other compensation" in the Summary Compensation Table, we do not believe these payments are "tax gross-ups" in the conventional sense, since their value is fully reflected in the number of shares ultimately delivered to recipients. The following chart illustrates this principle, using the target value for the fiscal year 2020 restricted stock awards granted to our Chief Financial Officer, General Counsel and Chief Information Officer (as in previous years, Mr. Smith did not receive a restricted stock award in fiscal 2020):

TARGET VALUE OF RESTRICTED STOCK AWARD



Not only is the value to the officer, as well as the cost to the company, generally the same as it would be otherwise, but this practice uses fewer shares of stock to arrive at the same benefit and has proved extremely successful in retaining executives and enabling them to retain their shares. Our restricted stock program also includes certain lower-level officers and high-performing managers and individual contributors who are nominated for special awards, and we make tax payments as part of restricted stock awards to these individuals. In sum, we strongly believe that our restricted stock program is effectively designed and is aligned with the best interests of our shareowners.

Role of the Compensation Committee, its Compensation Consultant and the Chairman of the Board and Chief Executive Officer

Our Board of Directors is responsible for the compensation of our executive management. The purpose of the Board's Compensation Committee, which is composed solely of independent directors, is to help discharge this responsibility by, among other things:

► Reviewing and discussing with management the factors underlying our compensation policies and decisions, including overall compensation objectives;

► Reviewing and discussing with management the relationship between the company's compensation policies and practices and the company's risk management, including the extent to which those policies and practices create risks for the company;

► Reviewing and approving all company goals and objectives (both financial and non-financial) relevant to the compensation of the Chairman of the Board and Chief Executive Officer;

► Evaluating, together with the other independent directors, the performance of the Chairman of the Board and Chief Executive Officer in light of these goals and objectives and the quality and effectiveness of his leadership;

► Recommending to the Board for approval by the independent directors each element of the compensation of the Chairman of the Board and Chief Executive Officer;

► Reviewing the performance evaluations of all other members of executive management (the Chairman of the Board and Chief Executive Officer and the President and Chief Operating Officer are responsible for the performance evaluations of the non-CEO executive officers who report to them);

► Reviewing and approving (and, if applicable, recommending to the Board for approval) each element of compensation, as well as the terms and conditions of employment, of these other members of executive management;

► Granting awards under our equity compensation plans and overseeing the administration of all such plans; and

► Reviewing the costs and structure of our key employee benefit and fringe-benefit plans and programs.

The Compensation Committee may form and delegate authority to any subcommittee as it deems appropriate or advisable in accordance with the terms of its written charter. To date, however, the Committee has not formed or delegated authority to any subcommittee.

In furtherance of the Compensation Committee's responsibility, the Committee has engaged Steven Hall & Partners (the "consultant") to assist the Committee in evaluating FedEx's executive compensation, including during fiscal 2020. In connection with this engagement, the consultant reports directly and exclusively to the Committee. The consultant participates in Committee meetings, reviews Committee materials and provides advice to the Committee upon its request. For example, the consultant: updates the Committee on trends and issues in executive compensation and comments on the competitiveness and reasonableness of FedEx's executive compensation program; assists the Committee in the development and review of FedEx's AIC and LTI programs, including commenting on performance measures and the goal-setting process; and reviews and provides advice to the Committee for its consideration in reviewing compensation-related proxy statement disclosure, including this Compensation Discussion and Analysis, and on any new equity compensation plans or plan amendments proposed for adoption.

Other than services provided to the Compensation Committee, the consultant does not perform any services for FedEx. Additionally, the consultant has robust policies and procedures in place to prevent conflicts of interest; the fees received by the consultant from FedEx in the consultant's most recently completed fiscal year represented less than 5% of the consultant's revenues; neither the consultant nor any adviser of the consultant had a business or personal relationship with any member of the Compensation Committee or any executive officer of FedEx during fiscal 2020; and no adviser of the consultant directly owns, or directly owned during fiscal 2020, any FedEx stock. Accordingly, the Compensation Committee has determined the consultant to be independent from the company and that no conflicts of interest exist related to the consultant's services provided to the Committee. Compensation Committee pre-approval is required for any services to be provided to the company by the Committee's independent compensation consultant. This ensures that the consultant maintains the highest level of independence from the company, in both appearance and fact.

The Chairman of the Board and Chief Executive Officer, who attends most meetings of the Compensation Committee by invitation of the Committee's chairman, assists the Committee in determining the compensation of all other executive officers by, among other things:

▶ Approving any annual merit increases to the base salaries of the executive officers who report to him within limits established by the Committee;

▶ Approving, as needed, any special base salary adjustments designed to maintain market competitiveness, within limits established by the Committee;

▶ Establishing annual individual performance objectives for the executive officers who report to him and evaluating their performance against such objectives (the Committee reviews these performance evaluations); and

▶ Making recommendations, from time to time, for special stock option and restricted stock grants (e.g., for motivational or retention purposes) to other executive officers.

The other executive officers do not have a role in determining their own compensation, other than discussing their annual individual performance objectives and results achieved with the Chairman of the Board and Chief Executive Officer or the President and Chief Operating Officer, as applicable.

Compensation Elements and Fiscal 2020 Amounts

Base Salary

Our primary objective with respect to the base salary levels of our executive officers is to provide sufficient fixed cash income to retain and attract these highly marketable executives in a competitive market for executive talent. The base salaries of our executive officers are reviewed and adjusted (if appropriate) at least annually to reflect, among other things, economic conditions, base salaries of the officers relative to one another, as well as the internal salary ranges for the officer's level.

Effective October 1, 2019, the annual base salary for each named executive officer (other than Mr. Smith) was increased by 2%. Mr. Smith did not receive a base salary increase. As a result, the base salaries of FedEx's named executive officers effective as of October 1, 2019 were as follows:

Name	Annual Base Salary ($)
F.W. Smith	1,384,820
A.B. Graf, Jr.	1,140,060
R. Subramaniam	974,676
D.F. Colleran	878,304
R.B. Carter	875,892

On April 2, 2020, the independent members of the Board, based upon the recommendation of the Compensation Committee and at the request of Mr. Smith in response to the COVID-19 pandemic's destabilizing impact on the global economy, approved a 91% reduction in Mr. Smith's base salary for the six-month period from April 1, 2020 to September 30, 2020. As a result, Mr. Smith's base salary has been reduced from $115,402 per month to $10,728 per month for this six-month period, resulting in net pay of $1 per pay period after tax withholding and other deductions. The current base salaries of the other named executive officers are as set forth in the table above.

Cash Payments Under AIC Program

The primary objective of our AIC program is to motivate our people to achieve our annual financial goals and other business objectives and reward them accordingly. The program generally provides an annual cash bonus opportunity to many of our salaried employees on an enterprise-wide basis, including the named executive officers, at the conclusion of each fiscal year. The payout opportunity is based upon the achievement of financial performance objectives that apply equally to all plan participants, as well as individual performance objectives as described below.

Target AIC payouts are established as a percentage of the executive officer's base salary actually paid during the fiscal year. Payouts above target levels are based exclusively upon the company's financial performance. Accordingly, the executive officer receives above-target payouts only if the company exceeds the AIC target objective for annual financial performance.

AIC objectives for company annual financial performance have historically been based upon our business plan for the fiscal year, which is reviewed and approved by the Board of Directors and which reflects, among other things, the risks and opportunities identified in connection with our enterprise risk management process. Consistent with our long-term focus and in order to discourage unnecessary and excessive risk-taking, the AIC program has historically measured performance against our business plan, rather than a fixed growth rate or an average of growth rates from prior years, to account for short-term economic and competitive conditions and anticipated strategic investments that may have adverse short-term profit implications. We have historically addressed year-over-year improvement targets through our LTI plans, as discussed below.

Fiscal 2020 AIC Plan Design

In order to continue motivating management to improve the company's overall financial performance, the performance measure selected for all participants in the fiscal 2020 AIC program was adjusted consolidated operating income. In order to ensure that payouts under the fiscal 2020 AIC plan accurately reflect the company's core financial performance, the Board of Directors, upon the recommendation of the Compensation Committee, approved excluding the impact of fiscal 2020 TNT Express integration expenses (including any restructuring charges at TNT Express) from fiscal 2020 consolidated operating income for purposes of the plan.

As adopted in June 2019, the adjusted consolidated operating income threshold objective under the fiscal 2020 AIC plan was equal to the fiscal 2020 business plan objective for adjusted consolidated operating income, and the target objective under the AIC plan was higher than the fiscal 2020 business plan objective for adjusted consolidated operating income (the AIC plan and business plan objectives for consolidated operating income excluded fiscal 2020 TNT Express integration expenses). Actual adjusted consolidated operating income performance that exceeded the fiscal 2020 target objective for adjusted consolidated operating income under the AIC plan would have resulted in an above-target payout opportunity, up to the maximum payout amount. The maximum payout opportunity under the plan was 200% of the target amount. However, the actual payout for plan participants, including the non-CEO named executive officers, depended on the achievement level of their respective individual performance objectives. The AIC payout amount for the Chairman of the Board and CEO, as designed, was not based on individual performance objectives but could be adjusted by the independent Board members based on their annual evaluation of his performance.

The fiscal 2020 AIC target payouts for the named executive officers, as a percentage of their respective base salary actually paid during fiscal 2020, were as follows:

Name	Target Payout (as a percentage of base salary)
F.W. Smith	165%
A.B. Graf, Jr.	120%
R. Subramaniam	140%
D.F. Colleran	120%
R.B. Carter	120%

The maximum fiscal 2020 AIC payout opportunity for each named executive officer was 200% of his target bonus.

Chairman of the Board and Chief Executive Officer

Mr. Smith's fiscal 2020 AIC payout opportunity was based on the achievement of corporate objectives for adjusted consolidated operating income, as described above. Mr. Smith's minimum AIC payout opportunity was zero, as a result of the independent directors' ability to adjust his bonus amount downward based on his annual performance evaluation, as described below.

Mr. Smith's target AIC payout is set as a percentage of his base salary, and his maximum AIC payout is set as a multiple of the target payout. The independent members of the Board of Directors, upon the recommendation of the Compensation Committee, approve these percentages. The actual AIC payout ranges on a sliding scale based upon the performance of the company against our company financial-performance goals.

In addition, the independent Board members, upon the recommendation of the Compensation Committee, may adjust this amount upward or downward, or may determine that no AIC payout is justified, based on their annual evaluation of Mr. Smith's performance. When performing this evaluation, the Compensation Committee and the independent Board members consider many factors, including the quality and effectiveness of Mr. Smith's leadership, the execution of key strategic initiatives and the following corporate performance measures:

▸ FedEx's stock price performance relative to the Standard & Poor's 500 Composite Index, the Dow Jones Transportation Average, the Dow Jones Industrial Average and competitors;

▸ FedEx's stock price to earnings (P/E) ratio relative to the Standard & Poor's 500 Composite Index, the Dow Jones Industrial Average and competitors;

▸ FedEx's market capitalization;

▸ FedEx's revenue growth and operating income growth (excluding certain items) relative to competitors;

▸ FedEx's free cash flow (excluding business acquisitions), return on invested capital (excluding certain items and the MTM Adjustment), and weighted average cost of capital;

▸ Analyst coverage and ratings for FedEx's stock;

▸ FedEx's U.S. and international revenue market share;

▸ FedEx's reputation rankings by various publications and surveys; and

▸ FedEx's achievement of corporate objectives for financial performance under the AIC program.

None of these factors is given any particular weight in determining whether to adjust Mr. Smith's bonus amount.

Non-CEO Named Executive Officers

The fiscal 2020 AIC payout opportunity for each of Messrs. Graf, Subramaniam, Colleran, and Carter was based on the achievement of corporate objectives for adjusted consolidated operating income, as described above. The minimum AIC payout opportunity for each of the non-CEO named executive officers was zero, as a result of the ability of Mr. Smith or Mr. Subramaniam, as applicable, to adjust the officer's bonus amount downward based on his achievement of individual performance objectives, as described below.

The target AIC payout for each non-CEO named executive officer is set as a percentage of the executive's base salary, and the maximum AIC payout is set as a multiple of the target payout. The actual AIC payout ranges on a sliding scale based upon the performance of the individual and the company against the objectives.

Mr. Smith or Mr. Subramaniam may adjust the applicable officer's bonus amount based on the achievement of individual performance objectives established at the beginning of the fiscal year. Individual performance objectives for the non-CEO named executive officers vary by management level and by operating segment and include (but are not limited to):

▸ Provide leadership to support the achievement of financial goals;

▸ Guide and support key strategic initiatives;

▸ Enhance the FedEx customer experience and meet goals related to internal metrics that measure customer satisfaction and service quality;

▸ Recruit and develop executive talent and ensure successors exist for all management positions;

▸ Guide continued improvement in safety and security across all FedEx operations;

▸ Promote the P-S-P culture and Purple Promise commitment throughout the company;

▸ Implement and document good faith efforts designed to ensure inclusion of females and minorities in the pool of qualified applicants for open positions and promotional opportunities, and otherwise promote FedEx's commitment to diversity, tolerance and inclusion in the workplace; and

▸ Maintain the highest standards of corporate governance including continued focus on compliance activities, appropriate CSR activities and enhancement of the FedEx worldwide brand and reputation.

Individual performance objectives are designed to further the company's business objectives. Achievement of individual performance objectives is generally within each officer's control or scope of responsibility, and the objectives are intended to be achieved with an appropriate level of effort and effective leadership by the officer. The achievement level of each non-CEO named executive officer's individual performance objectives is based on Mr. Smith's or Mr. Subramaniam's evaluation (as applicable) at the conclusion of the fiscal year, which is also reviewed by the Compensation Committee. Because the minimum level of adjusted consolidated operating income required for a payout under the fiscal 2020 AIC plan was not achieved, the achievement of the non-CEO named executive officer's fiscal 2020 individual performance objectives had no impact on their AIC payouts, which were zero.

Fiscal 2020 AIC Performance and Payouts

Due to the continued weakness in the global economy, exacerbated by the COVID-19 pandemic, and resulting revenue shortfall for FedEx, fiscal 2020 actual adjusted consolidated operating income was below the threshold objective for adjusted consolidated operating income under the company's fiscal 2020 AIC plan. The following table presents the threshold, target and maximum objectives for adjusted consolidated operating income under our fiscal 2020 AIC program, and our actual adjusted consolidated operating income for fiscal 2020 (in millions):

Company Performance Measure	Threshold	Target	Maximum	Actual
Adjusted Consolidated Operating Income[1]	$5,881	$6,459	$7,037	$2,687

(1) As discussed above, the Board of Directors, upon the recommendation of the Compensation Committee, approved the exclusion of TNT Express integration expenses from the adjusted consolidated operating income objectives and actual adjusted consolidated operating income for purposes of the fiscal 2020 AIC plan. See *Appendix C* for a reconciliation of fiscal 2020 adjusted consolidated operating income to the most directly comparable GAAP measure.

As described above, because the threshold objective under the fiscal 2020 AIC program was not achieved, there were no payouts under the fiscal 2020 AIC program to any of the named executive officers. The following table demonstrates the actual AIC payout for each named executive officer as compared to the target AIC payout:

Name	Target AIC Payout ($)	Actual AIC Payout ($)
F.W. Smith	1,939,530	0
A.B. Graf, Jr.	1,359,128	0
R. Subramaniam	1,355,621	0
D.F. Colleran	1,047,078	0
R.B. Carter	1,044,204	0

Fiscal 2021 AIC Plan Design

Given the current economic and business uncertainty resulting from the COVID-19 pandemic, there will not be an AIC plan for executive officers for fiscal 2021. Instead, the Compensation Committee approved a one-time special restricted stock grant to each of our executive officers, other than our Chairman of the Board and Chief Executive Officer, that approximated 50% of such executive officer's annual restricted stock grant to motivate and retain our executive officers during this period of economic and business uncertainty. The Compensation Committee also approved a one-time, special stock option grant for each of our Chairman of the Board and Chief Executive Officer and our President and Chief Operating Officer for motivation and retention purposes and to address the unfavorable TDC market position of each of these officers.

Cash Payments Under LTI Program

The primary objective of our LTI program is to motivate management to contribute to our future success and to build long-term shareowner value and reward them accordingly. The program provides a long-term cash payment opportunity to members of management, including the named executive officers, based upon achievement of long-term objectives for financial performance. For all active LTI plans in fiscal 2020, the sole metric was achievement of EPS goals for the preceding three-fiscal-year period. The LTI plan design provides for payouts that correspond to specific EPS goals established by the Board of Directors. The EPS goals represent total growth in EPS (over a base year) for the three-year term of the LTI plan. The following chart illustrates the relationship between EPS growth and payout:

LTI PAYOUT OPPORTUNITY
(as a percentage of target)



Three-Year Average Annual EPS Growth

As illustrated by the above chart, the historical LTI program provides for:

▶ No LTI payment unless the three-year average annual EPS growth rate is at least 5%;

▶ Target payouts if the three-year average annual EPS growth rate is 12.5%;

▶ Above-target payouts if the growth rate is above 12.5%, up to a maximum amount (equal to 150% of the target payouts) if the growth rate is 15% or higher; and

▶ Below-target payouts if the growth rate is below 12.5%, down to a threshold amount (equal to 25% of the target payouts) if the growth rate is 5%.

Mark-to-Market Retirement Plan Accounting and Other Adjustments to EPS for LTI Plan Purposes

The Board of Directors, upon the recommendation of the Compensation Committee, approved the exclusion of certain items from fiscal 2018, fiscal 2019, and fiscal 2020 EPS for purposes of FedEx's FY2018–FY2020, FY2019–FY2021, and FY2020–FY2022 LTI plans, and for establishing the base-year EPS for the FY2019–FY2021, FY2020–FY2022, and FY2021–FY2023 LTI plans, as applicable. The Board determined that, by excluding each of these items, payouts, if any, under the LTI plans will more accurately reflect FedEx's core financial performance in fiscal 2018, 2019, and 2020, as applicable. More specifically, the annual MTM Adjustment, which reflects the year-end adjustment to the valuation of the company's defined benefit pension and other postretirement plans, can vary dramatically from year-to-year, as it is significantly impacted by changes in interest rates and the financial markets. As a result, the Board previously determined that the MTM Adjustment will be excluded from EPS calculations under all LTI plans. Additionally, the company has incurred and expects to incur significant expenses through fiscal 2022 in connection with the integration of TNT Express. The Board approved the exclusion of TNT Express integration expenses from fiscal 2018, 2019, and 2020 EPS for purposes of determining payouts under the FY2018–FY2020, FY2019–FY2021, and FY2020–FY2022 LTI plans and for establishing baseline EPS for the FY2021–FY2023 LTI plan because the company generally would not incur such expenses as part of its continuing operations. The Board also approved the exclusion from fiscal 2018 EPS of the provisional benefit from the remeasurement of the company's net U.S. deferred tax liability as of the date of the enactment of the Tax Cuts and Jobs Act of 2017 ("TCJA") and from fiscal 2019 EPS of the revision to the provisional benefit for the applicable LTI plans, because the provisional benefit resulted from the non-recurring impact of a significant change in the U.S. federal statutory income tax rate due to the enactment of the TCJA on the company's overall deferred tax position, which accumulated over many reporting periods prior to enactment. The Board approved the exclusion of each of the other adjustments described below from fiscal 2018 and 2019 EPS for the applicable LTI plans because they are unrelated to the company's core financial performance.

The EPS impact of each adjustment for the applicable fiscal year is set forth in the narrative below. The table following the narrative sets forth the adjusted EPS measures for the 2018, 2019, and 2020 fiscal years that are used for each applicable LTI plan, as compared against the corresponding GAAP EPS measures. A full reconciliation showing the individual adjustments to the GAAP EPS measure for the applicable fiscal year, as compared against the non-GAAP EPS measure used for each applicable LTI plan, is set forth in *Appendix C*.

Executive Compensation – Compensation Discussion and Analysis

Fiscal 2018 GAAP EPS was adjusted for purposes of the applicable plans to exclude: (i) the MTM Adjustment ($(0.03) per diluted share); (ii) fiscal 2018 TNT Express integration expenses ($1.36 per diluted share); (iii) goodwill and other asset impairment charges at FedEx Supply Chain ($1.39 per diluted share); (iv) the cost of accelerated 2018 annual pay increases for certain hourly team members to April 2018 from October 2018, following the passage of the TCJA ($0.16 per diluted share); (v) expenses in connection with certain U.S. Customs and Border Protection matters involving FedEx Logistics ($0.02 per diluted share); and (vi) the provisional benefit from the remeasurement of the company's net U.S. deferred tax liability following the passage of the TCJA ($(4.22) per diluted share).

Fiscal 2019 GAAP EPS was also adjusted for purposes of the applicable plans to exclude: (i) the MTM Adjustment ($11.22 per diluted share); (ii) fiscal 2019 TNT Express integration expenses ($1.18 per diluted share); (iii) costs related to business realignment activities, including the company's U.S.-based voluntary employee buyout program ($0.91 per diluted share); (iv) costs related to FedEx Ground's settlement of pending lawsuits with the City and State of New York arising from FedEx Ground's alleged shipments of cigarettes to New York residents ($0.16 per diluted share); (v) the revision of the provisional benefit associated with the remeasurement of the company's net U.S. deferred tax liability following the passage of the TCJA ($0.02 per diluted share); and (vi) the reversal of certain charges accrued in connection with U.S. Customs and Border Protection matters involving FedEx Logistics that have been fully resolved (no impact per diluted share).

Fiscal 2020 GAAP EPS was adjusted for purposes of the applicable plans to exclude: (i) the MTM Adjustment ($2.22 per diluted share); and (ii) fiscal 2020 TNT Express integration expenses ($0.80 per diluted share).

The table below sets forth the adjusted EPS for the 2018, 2019, and 2020 fiscal years that are used for each applicable LTI plan, as compared against the reported GAAP EPS. See *Appendix C* for a reconciliation of the applicable non-GAAP EPS measure to the corresponding GAAP EPS measure.

LTI Plan	2018 EPS		2019 EPS		2020 EPS	
	GAAP EPS	Adjusted EPS	GAAP EPS	Adjusted EPS	GAAP EPS	Adjusted EPS
FY2018–FY2020	$16.79	$15.47	$2.03	$15.14[2]	$4.90	$7.92
FY2019–FY2021	16.79	15.47[1]	$2.03	$15.14[2]	$4.90	$7.92
FY2020–FY2022	n/a	n/a	$2.03	$15.52[1]	$4.90	$7.92
FY2021–FY2023	n/a	n/a	n/a	n/a	$4.90	$7.92[1]

(1) This is the base-year EPS for the applicable LTI plan.

(2) As described in more detail below, adjusted fiscal 2019 EPS of $15.52 was further adjusted to $15.14 for the applicable LTI plan to account for the effect of stock repurchases in excess of that which offset dilution from equity awards.

Stock Repurchase Program-Related Adjustments to EPS for LTI Plan Purposes

During fiscal 2019, the company repurchased 6.6 million shares as part of our stock repurchase program. Because the positive impact on EPS resulting from these stock repurchases did not reflect core business performance, the Board of Directors, upon the recommendation of the Compensation Committee, approved the exclusion of the fiscal 2019 stock repurchase impact in excess of that which offset dilution from equity awards ($(0.38) per diluted share) from fiscal 2019 EPS for purposes of the FY2018–FY2020 and FY2019–FY2021 LTI plans. During fiscal 2018, the company's stock repurchases approximately offset dilution arising from the grant of equity awards throughout the year. As a result, no adjustments were made to fiscal 2018 earnings for LTI plan purposes due to stock repurchases. The company repurchased 20,000 shares under the stock repurchase program in fiscal 2020, which had no impact on adjusted fiscal 2020 EPS.

As a result, adjusted fiscal 2019 EPS of $15.14, rather than adjusted fiscal 2019 EPS of $15.52 (as set forth in the table above), is being used for purposes of the FY2018–FY2020 and FY2019–FY2021 LTI plans. See *Appendix C* for a reconciliation of the applicable non-GAAP EPS measure to the corresponding GAAP EPS measure.

54 **FedEx** Corporation   2020 PROXY STATEMENT

Fiscal 2020 LTI Performance and Payouts

Typically, the base-year number over which the three-year average annual EPS growth rate goals are measured for an LTI plan is the final full-year GAAP EPS of the preceding fiscal year. For the FY2018–FY2020 LTI plan, however, the base-year number is $12.09, not fiscal 2017 GAAP EPS of $11.07. For purposes of establishing the base-year EPS for the FY2018–FY2020 LTI Plan, fiscal 2017 GAAP EPS was adjusted to exclude: (i) the MTM Adjustment ($(0.02) per diluted share); (ii) fiscal 2017 TNT Express integration expenses ($0.91 per diluted share); (iii) charges accrued in connection with U.S. Customs and Border Protection matters involving FedEx Logistics ($0.09 per diluted share); and (iv) expenses related to the settlement of and certain expected losses relating to independent contractor litigation matters involving FedEx Ground ($0.05 per diluted share). The Board of Directors, upon the recommendation of the Compensation Committee, determined that, by excluding these items, any payouts under the FY2018–FY2020 LTI plan would more accurately reflect FedEx's core financial performance. See *Appendix C* for a reconciliation of the fiscal 2017 GAAP EPS to the non-GAAP EPS used for purposes of the FY2018–FY2020 LTI Plan.

The following table presents the aggregate EPS threshold (minimum), target and maximum under our FY2018–FY2020 LTI plan, which was established by the Board of Directors in June 2017, and our actual adjusted aggregate EPS under the plan for the three-fiscal-year period ended May 31, 2020:

Performance Measure	Threshold	Target	Maximum	Actual
FY2018–FY2020 Aggregate Adjusted EPS	$40.02	$46.11	$48.28	$38.53*

* The actual aggregate adjusted EPS consists of $15.47 for fiscal 2018, $15.14 for fiscal 2019 (which excludes the $0.38 impact of stock repurchases in excess of that which offset dilution from equity awards as discussed above), and $7.92 for fiscal 2020. See *Appendix C* for a reconciliation of the applicable non-GAAP EPS measure to the corresponding GAAP EPS measure.

Based upon this below-threshold performance, no payouts were made to the named executive officers under the FY2018–FY2020 LTI plan. The following table shows the threshold, target and maximum payout opportunities under the FY2018–FY2020 LTI plan and the actual payout:

Name	Threshold LTI Payout ($)	Target LTI Payout ($)	Maximum LTI Payout ($)	Actual LTI Payout ($)
F.W. Smith	1,150,000	4,600,000	6,900,000	0
A.B. Graf, Jr.	343,750	1,375,000	2,062,500	0
R. Subramaniam	347,917	1,391,667	2,087,500	0
D.F. Colleran	320,833	1,283,333	1,925,000	0
R.B. Carter	343,750	1,375,000	2,062,500	0

Future LTI Payout Opportunities

FY2019–FY2021 and FY2020–FY2022 LTI Plans

The Board of Directors has established LTI plans for the three-fiscal-year periods 2019 through 2021 and 2020 through 2022, providing cash payment opportunities upon the conclusion of fiscal 2021 and 2022, respectively, if certain EPS goals are achieved with respect to those periods.

Typically, the base-year EPS number over which the three-year average annual EPS growth rate goals are measured for an LTI plan is the final full-year GAAP EPS of the preceding fiscal year. However, the base-year EPS amounts over which the three-year average annual EPS growth rate goals will be measured for the FY2019–FY2021 and FY2020–FY2022 plans are $15.47 and $15.52, respectively (as discussed above).

As described above, adjusted fiscal 2019 EPS of $15.14 is being used for purposes of the FY2019–FY2021 LTI plan. Additionally, adjusted fiscal 2020 EPS of $7.92 is being used for purposes of the FY2019–FY2021 and FY2020– FY2022 LTI plans. The following table presents the aggregate EPS thresholds, targets and maximums under the FY2019–FY2021 and FY2020–FY2022 LTI plans and our progress toward these goals as of May 31, 2020:

Performance Period	Aggregate EPS Threshold	Aggregate EPS Target	Aggregate EPS Maximum	Actual Aggregate Adjusted EPS As of May 31, 2020*
FY2019–FY2021	$51.19	$59.01	$61.78	$23.06*
FY2020–FY2022	$51.40	$59.20	$61.99	$ 7.92*

* See *Appendix C* for a reconciliation of the applicable non-GAAP measure to the corresponding GAAP measure.

FY2021–FY2023 LTI Plan

Based on feedback obtained through the shareowner engagement process, the Board of Directors, upon the recommendation of the Compensation Committee, adopted a new LTI plan for the three-fiscal-year period 2021 through 2023. The FY2021–FY2023 LTI Plan includes two financial performance metrics: (1) an aggregate EPS goal for the three-fiscal-year period, weighted at 75% of the total payout opportunity; and (2) a CapEx/Revenue component, weighted at 25% of the total payout opportunity.

As discussed above, EPS has historically been the sole metric for our LTI plans. The Compensation Committee and Board determined that EPS was still an appropriate financial metric for the FY2021–FY2023 LTI Plan given that growth in EPS strongly correlates to long-term stock price appreciation. The EPS performance goals under the FY2021–FY2023 LTI Plan are consistent with the EPS goals in our current LTI plans:

▸ No payment under the EPS component unless the three-year average annual EPS growth rate is at least 5%;

▸ Target payout under the EPS component if the three-year average annual EPS growth rate is 12.5%;

▸ Above-target payout if the growth rate is above 12.5%, up to a maximum amount (equal to 150% of the target payouts) if the growth rate is 15% or higher; and

▸ Below-target payout if the growth rate is below 12.5%, down to a threshold amount (equal to 25% of the target payouts) if the growth rate is 5%.

The baseline EPS for purposes of the FY2021–FY2023 LTI Plan is $7.92, which is based on final fiscal 2020 GAAP EPS ($4.90) adjusted to exclude (i) the fiscal 2020 MTM Adjustment ($2.22 per diluted share) and (ii) fiscal 2020 TNT Express integration expenses ($0.80 per diluted share). For purposes of determining payouts under the FY2021–FY2023 LTI plan, EPS for fiscal years 2021, 2022, and 2023 will exclude the annual MTM Adjustment for such fiscal year.

The following table presents the aggregate EPS threshold, target and maximum under the EPS component of the FY2021–FY2023 LTI plan:

Performance Measure	Threshold	Target	Maximum
FY2021–FY2023 Aggregate Adjusted EPS	$26.24	$30.20	$31.64

The second metric, CapEx/Revenue, was chosen to incent management to further optimize capital deployment and efficiency over the three-fiscal-year period. For the CapEx/Revenue component of the FY2021–FY2023 LTI Plan, the plan provides for:

▸ No payout unless CapEx/Revenue is at or below 8.5%;

▸ Target payout if CapEx/Revenue is at 7.0%;

▸ Above-target payout if CapEx/Revenue is below 7.0%, up to a maximum payout (equal to 150% of the target payout) if CapEx/Revenue is at or below 6.0%; and

▸ Below-target payout if CapEx/Revenue is above 7.0%, down to a threshold amount (equal to 25% of the target payout) if CapEx/Revenue is at 8.5%.

The following chart illustrates the relationship between CapEx/Revenue and payout opportunities for the CapEx/Revenue component:



LTI PAYOUT OPPORTUNITY FOR CAPEX/REVENUE COMPONENT
(as % of target)

Note: No payout for CapEx/Revenue greater than 8.5%

The Compensation Committee and the Board of Directors chose CapEx/Revenue as the additional financial metric to use in combination with the historical EPS metric because it can easily be calculated from publicly available information, is easily understood by all plan participants, and works in conjunction with EPS to improve cash flow.

The following table sets forth the potential threshold, target and maximum payouts for the named executive officers under the FY2019–FY2021, FY2020–FY2022, and FY2021–FY2023 LTI plans.

Potential Future Payouts

Name	Performance Period	Potential Future Payouts		
		Threshold ($)	Target ($)	Maximum ($)
F.W. Smith	FY2019–FY2021	1,150,000	4,600,000	6,900,000
	FY2020–FY2022	1,150,000	4,600,000	6,900,000
	FY2021–FY2023	1,150,000	4,600,000	6,900,000
A.B. Graf, Jr.	FY2019–FY2021	343,750	1,375,000	2,062,500
	FY2020–FY2022	343,750	1,375,000	2,062,500
	FY2021–FY2023	343,750	1,375,000	2,062,500
R. Subramaniam	FY2019–FY2021	433,333	1,733,333	2,600,000
	FY2020–FY2022	518,750	2,075,000	3,112,500
	FY2021–FY2023	518,750	2,075,000	3,112,500
D.F. Colleran	FY2019–FY2021	379,167	1,516,667	2,275,000
	FY2020–FY2022	437,500	1,750,000	2,625,000
	FY2021–FY2023	437,500	1,750,000	2,625,000
R.B. Carter	FY2019–FY2021	343,750	1,375,000	2,062,500
	FY2020–FY2022	343,750	1,375,000	2,062,500
	FY2021–FY2023	343,750	1,375,000	2,062,500

Retention Awards and Special Bonus for Chief Financial Officer

On July 17, 2017, the Board of Directors, upon the recommendation of the Compensation Committee, approved a performance-based cash award for Mr. Graf. The award had a target value of $574,661 that was tied to the achievement of a fiscal 2020 EPS goal (excluding the MTM Adjustment and TNT Express integration expenses and subject to any adjustments that may have been approved by the Board, upon the recommendation of the Compensation Committee). The cash award was to be paid in its entirety if the fiscal 2020 Adjusted EPS goal of $18.25 was met or exceeded. If fiscal 2020 Adjusted EPS was less than 80% of the goal, no cash award would be paid. If fiscal 2020 Adjusted EPS was between 80% and 100% of the goal, the Chairman of the Board and Chief Executive Officer had authority to determine the actual award paid (but in no event would it exceed $574,661). To remain eligible for the award, Mr. Graf was required to remain FedEx's Chief Financial Officer through the end of fiscal 2020. The fiscal 2020 Adjusted EPS goal for the award was not achieved, so no amount was paid. On July 17, 2017, Mr. Graf was also granted a restricted stock award of 1,785 shares with a four-year ratable vesting period. On March 9, 2020, we announced that Mr. Graf will retire effective December 31, 2020. Because Mr. Graf will be over age 60 at the time of his retirement, the restrictions on the unvested portion of the restricted stock award (446 shares) will lapse on the date of his retirement in accordance with the terms of FedEx's 2010 Omnibus Stock Incentive Plan, as amended.

On July 17, 2020, the Compensation Committee of the Board of Directors, upon the recommendation of the Chairman of the Board and Chief Executive Officer, approved the payment of a discretionary cash bonus of $575,000 to Mr. Graf in recognition of Mr. Graf's outstanding leadership during the COVID-19 pandemic. Mr. Graf played a critical role in solidifying our company's financial stability during an unprecedented global health crisis for the long-term benefit of our team members, customers and shareowners, which ranks among his greatest achievements in his decades of financial leadership at FedEx.

Long-Term Equity Incentives — Stock Options and Restricted Stock

Our primary objective in providing long-term equity incentives to executive officers is to further align their interests with those of our shareowners by facilitating significant ownership of FedEx stock by the officers. This creates a direct link between their compensation and long-term shareowner return.

Amount

Stock options and restricted stock are generally granted to executive officers on an annual basis. As discussed above, an officer's position and level of responsibility are the primary factors that determine the number of options and shares of restricted stock awarded to the officer in the annual grant. For instance, FedEx's Chief Financial Officer, General Counsel and Chief Information Officer receive the same number of options and restricted shares in the annual grant.

The number of stock options and restricted shares awarded at each management level can vary from year to year. In determining how many options and shares of restricted stock should be awarded at each level, the Compensation Committee may consider:

► Target TDC levels and referenced survey data — as discussed above, we include the total target value of all equity-based awards (including tax payments for restricted stock awards) in our calculation of target TDC, and in evaluating the fiscal 2020 target TDC levels for our named executive officers, we referred to multiple market reference points for comparable positions in the referenced surveys;

► The total number of shares then available to be granted; and

► Potential shareowner dilution. As of July 27, 2020, the total number of shares underlying options and shares of restricted stock outstanding or available for future grant under our equity compensation plans represented 11% of the sum of shares outstanding plus the shares underlying options outstanding or available for future grant plus shares of restricted stock available for future grant.

Other factors that the Compensation Committee may consider, especially with respect to special grants outside of the annual-grant framework, include the promotion of an officer or the desire to retain a valued executive or recognize a particular officer's contributions. None of these factors is given any particular weight and the specific factors used may vary among individual executives.

As previously discussed, in June 2020, the Compensation Committee approved a one-time special restricted stock grant to each of our executive officers, other than our Chairman of the Board and Chief Executive Officer, that approximated 50% of such executive officer's annual restricted stock grant to motivate and retain our executive officers during this period of economic and business uncertainty. The Compensation Committee also approved a one-time, special stock option grant for each of our Chairman of the Board and Chief Executive Officer and our President and Chief Operating Officer for motivation and retention purposes and to address the unfavorable TDC market position of each of these officers.

Timing

In selecting dates for awarding equity-based compensation, we do not consider, nor have we ever considered, the price of FedEx's common stock or the timing of the release of material, non-public information about the company. Stock option and restricted stock awards are generally made to executive officers on an annual basis according to a pre-established schedule.

When the Compensation Committee approves a special grant outside of the annual-grant framework, such grants are made at a regularly scheduled meeting and the grant date of the awards is the approval date or the next business day, if the meeting does not fall on a business day. If the grant is made in connection with the promotion of an individual or the election of an officer, the grant date may be the effective date of the individual's promotion or the officer's election, if such effective date is after the approval date.

Pricing

The exercise price of stock options granted under our equity incentive plans is equal to the fair market value of FedEx's common stock on the date of grant. Under the terms of our equity incentive plans, the fair market value on the grant date is defined as the average of the high and low trading prices of FedEx's common stock on the NYSE on that day. We believe this is the most equitable method for determining the exercise price of our stock option awards given the intra-day price volatility often shown by our stock.

Vesting

Stock options and restricted stock granted to executive officers generally vest ratably over four years beginning on the first anniversary of the grant date. This four-year vesting period is intended to further encourage the retention of our executive officers, since unvested stock options are forfeited upon termination of the officer's employment for any reason other than death or permanent disability and unvested restricted stock is forfeited upon termination of the officer's employment for any reason other than death, permanent disability, or retirement.

Tax Payments for Restricted Stock Awards

As discussed previously, FedEx pays the taxes resulting from a restricted stock award on behalf of the recipient. This prevents the need for the officer to sell a portion of a stock award to pay the corresponding tax obligation and thus encourages and facilitates FedEx stock ownership by our officers, thereby further aligning their interests with those of our shareowners. The total target value of the award is the same as it would be if there were no tax payments.

Voting and Dividend Rights on Restricted Stock

Holders of restricted shares are entitled to vote and receive any dividends on such shares. The dividend rights are included in the computation of the value of the restricted stock award for purposes of determining the recipient's target TDC.

Fiscal 2020 Awards

On June 10, 2019, the named executive officers were granted stock option and restricted stock awards as follows:

Name	Number of Stock Options	Number of Shares of Restricted Stock
F.W. Smith	214,880	0
A.B. Graf, Jr.	26,655	4,630
R. Subramaniam	45,570	7,055
D.F. Colleran	34,665	5,980
R.B. Carter	26,655	4,630

As in previous years, at the request of Mr. Smith and in light of his significant stock ownership, the Compensation Committee did not award him any restricted stock. Instead, his equity awards were in the form of stock options, which will yield value to him only if the stock price increases from the date of grant.

The target value of stock options and restricted stock awarded in fiscal 2020 to each named executive officer remained substantially the same compared to the fiscal 2019 target value. The amount reported for restricted stock awards in the Summary Compensation Table reflects the average of the high and low prices of FedEx common stock on the NYSE on the grant date, which may vary from the stock price assumption used when determining the target grant levels.

Perquisites, Tax Payments and Other Annual Compensation

FedEx's named executive officers receive certain other annual compensation, including:

▸ certain perquisites, such as personal use of corporate aircraft (though officers are required to reimburse FedEx for substantially all of the incremental cost to FedEx of such usage), security services and equipment, tax return preparation and financial counseling services, umbrella insurance, physical examinations, travel privileges on certain airline partners, salary continuation benefits for short-term disability and supplemental long-term disability benefits;

▸ group term life insurance and 401(k) company-matching contributions; and

▸ tax payments relating to restricted stock awards (as discussed above) and certain business-related use of corporate and commercial aircraft.

We provide this other compensation to enhance the competitiveness of our executive compensation program and to increase the productivity (corporate aircraft travel, professional assistance with tax return preparation and financial planning), safety (security services and equipment) and health (annual physical examinations) of our executives so they can focus on producing superior financial returns for our shareowners. Our tax payments relating to restricted stock awards are a component of the total target value of the restricted stock grant. As a result, the total target value of the award is the same as it would be if there were no tax payments and there is no dilutive effect on our shareowners' equity interest in FedEx. The Compensation Committee reviews and approves each of these elements of compensation, and all of the independent directors approve each element as it relates to Mr. Smith. The Committee also reviews and approves FedEx's policies and procedures regarding perquisites and other personal benefits and tax payments, including:

▸ FedEx's written policy setting forth guidelines and procedures regarding personal use of FedEx corporate aircraft; and

▸ FedEx's executive security procedures.

FedEx's executive security procedures, which prescribe the level of personal security to be provided to the Chairman of the Board and Chief Executive Officer and other executive officers, are based on bona fide business-related security concerns and are an integral part of FedEx's overall risk management and security program. These procedures have been assessed by an independent security consulting firm, and deemed necessary and appropriate for the protection of the officers and their families given the history of direct security threats against FedEx executives and the likelihood of additional threats against the officers. The security services and equipment provided to FedEx executive officers may be viewed as conveying personal benefits to the executives and, as a result, their values must be reported in the Summary Compensation Table.

With respect to Mr. Smith, consistent with FedEx's executive security procedures, the Board of Directors requires him to use FedEx corporate aircraft for all travel, including personal travel. In addition, FedEx provides certain physical and personal security services for Mr. Smith, including on-site residential security at his primary residence. The Board of Directors believes that Mr. Smith's personal safety and security are of the utmost importance to FedEx and its shareowners and, therefore, the costs associated with such security are appropriate and necessary business expenses.

Post-Employment Compensation

While none of FedEx's named executive officers has an employment agreement, they are entitled to receive certain payments and benefits upon termination of employment or a change of control of FedEx, including:

▶ Retirement benefits under FedEx's 401(k) and pension plans, including a tax-qualified, defined contribution 401(k) retirement savings plan called the FedEx Corporation Retirement Savings Plan; a tax-qualified, defined benefit pension plan called the FedEx Corporation Employees' Pension Plan; and a supplemental non-tax-qualified plan called the FedEx Corporation Retirement Parity Pension Plan — which is designed to provide to the executives the benefits that otherwise would be paid under the tax-qualified pension plan but for certain limits under United States tax laws;

▶ Accelerated vesting of restricted stock upon the executive's retirement (at or after age 60), death or permanent disability or a change of control of FedEx;

▶ Accelerated vesting of stock options upon the executive's death or permanent disability or a change of control of FedEx;

▶ Lump sum cash payments and post-employment insurance coverage under their Management Retention Agreements with FedEx (the "MRAs") upon a qualifying termination of the executive after a change of control of FedEx. The MRAs, as well as the accelerated vesting of equity awards upon a change of control of FedEx, are intended to secure the executives' continued services in the event of any threat or occurrence of a change of control, which further aligns their interests with those of our shareowners when evaluating any such potential transaction;

▶ Partial payouts under applicable LTI plans based on the portion of the three-fiscal-year periods during which the executive was employed and the executive's employment terminated as a result of his or her retirement, death or permanent disability; and

▶ A prorated payout under the applicable AIC plan based on the portion of the fiscal year during which the executive was employed and the executive's employment terminated as a result of his or her retirement, death or permanent disability.

The Compensation Committee approves and recommends Board approval of all plans, agreements and arrangements that provide for these payments and benefits.

Risks Arising from Compensation Policies and Practices

Management has conducted an in-depth risk assessment of FedEx's compensation policies and practices and concluded they do not create risks that are reasonably likely to have a material adverse effect on the company. The Compensation Committee has reviewed and concurred with management's conclusion. The risk assessment process included, among other things, a review of (i) all key incentive compensation plans to ensure that they are aligned with our pay-for-performance philosophy and include performance metrics that meet and support corporate goals, and (ii) the overall compensation mix to ensure an appropriate balance between fixed and variable pay components and between short-term and long-term incentives. The objective of the process was to identify any compensation plans and practices that may encourage employees to take unnecessary risks that could threaten the company. No such plans or practices were identified.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code limits the income tax deduction by FedEx for compensation paid to the Chief Executive Officer, Chief Financial Officer and the three other highest-paid executive officers to $1,000,000 per year. Prior to enactment of the TCJA, this limitation did not generally apply to compensation paid to the Chief Financial Officer or individuals who were no longer named executive officers, or to compensation paid based on achievement of pre-established performance goals if certain requirements were met. Following passage of the TCJA, Section 162(m) only exempts qualifying performance-based compensation with respect to taxable years beginning on or before December 31, 2017 and payable pursuant to a binding written agreement in effect on November 2, 2017, provided that the agreement is not modified in any material respect after that date. As a result, beginning in fiscal 2019, FedEx is generally no longer able to take a deduction for any compensation paid to its current or former named executive officers in excess of $1 million, with the exception of performance-based awards outstanding on November 2, 2017 or paid thereafter pursuant to a binding written agreement which can be exempt from the deduction limit if applicable requirements are met.

Summary Compensation Table

In this section, we provide certain tabular and narrative information regarding the compensation of our principal executive and financial officers and our three other most highly compensated executive officers for the fiscal year ended May 31, 2020, and for each of the previous two fiscal years (except as noted).

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Frederick W. Smith Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	2020	1,175,473	0	0	7,404,485	0	1,843,623	702,218	11,125,799
	2019	1,373,561	0	0	7,747,212	6,302,000	—	539,201	15,961,974
	2018	1,342,212	0	0	7,134,484	7,656,161	—	532,541	16,665,398
Alan B. Graf, Jr. Executive Vice President and Chief Financial Officer (Principal Financial Officer)	2020	1,132,607	0	749,366	918,497	0	1,871,091	645,119	5,316,680
	2019	1,106,851	0	736,911	961,299	1,883,750	3,412	645,135	5,337,358
	2018	976,920	0	1,019,453	885,398	2,735,889	—	894,874	6,512,534
Rajesh Subramaniam[6] President and Chief Operating Officer	2020	968,301	137,500	1,141,852	1,570,283	0	549,340	787,593	5,154,869
Donald F. Colleran[7] President and Chief Executive Officer, FedEx Express	2020	872,565	62,500	967,863	1,194,511	0	649,482	679,864	4,426,785
Robert B. Carter Executive Vice President, FedEx Information Services and Chief Information Officer	2020	870,170	0	749,366	918,497	0	1,551,328	616,568	4,705,929
	2019	850,384	0	736,911	961,299	1,883,750	948,822	582,380	5,963,546
	2018	825,616	0	637,463	885,398	2,472,299	816,295	638,434	6,275,505

(1) The amounts reported in this column reflect promotional bonuses received by Messrs. Subramaniam and Colleran that were paid in fiscal year 2020.

(2) The amounts reported in these columns reflect the aggregate grant date fair value of restricted stock and option awards granted to the named executive officer during each fiscal year, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. These amounts reflect our calculation of the value of these awards on the grant date and do not necessarily correspond to the actual value that may ultimately be realized by the officer.

The fair value of restricted stock awards is equal to the fair market value of FedEx's common stock (the average of the high and low prices of the stock on the NYSE) on the date of grant multiplied by the number of shares awarded.

For accounting purposes, we use the Black-Scholes option pricing model to calculate the grant date fair value of stock options. Assumptions used in the calculation of the amounts in the "Option Awards" column are included in note 10 to our audited consolidated financial statements for the fiscal year ended May 31, 2020, included in our Annual Report on Form 10-K for fiscal 2020. See the "Grants of Plan-Based Awards During Fiscal 2020" table for information regarding restricted stock and option awards to the named executive officers during fiscal 2020.

(3) Reflects cash payouts, if any, under FedEx's fiscal 2020, 2019, and 2018 AIC plans and FY18–FY20, FY17–FY19, and FY16–FY18 LTI plans, as follows (for further discussion of the fiscal 2020 AIC plan and the FY18–FY20 LTI plan, see "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2020 Amounts — Cash Payments Under AIC Program" and "— Cash Payments Under LTI Program" above):

Name	Year	AIC Payout ($)	LTI Payout ($)	Total Non-Equity Incentive Plan Compensation ($)
F.W. Smith	2020	0	0	0
	2019	0	6,302,000	6,302,000
	2018	1,656,161	6,000,000	7,656,161
A.B. Graf, Jr.	2020	0	0	0
	2019	0	1,883,750	1,883,750
	2018	935,889	1,800,000	2,735,889
R. Subramaniam	2020	0	0	0
D.F. Colleran	2020	0	0	0
R.B. Carter	2020	0	0	0
	2019	0	1,883,750	1,883,750
	2018	672,299	1,800,000	2,472,299

(4) Reflects the actuarial increase in the present value of the named executive officer's benefits under the Pension Plan and the Parity Plan (as each such term is defined under "— Fiscal 2020 Pension Benefits — Overview of Pension Plans"). The present value of the pension benefits for each named executive officer increased significantly in fiscal 2020 primarily due to a change in the discount rate used for nonqualified pension benefits. The present value of the benefits under the Pension Plan and Parity Plan for Mr. Smith decreased as follows: (a) between fiscal 2019 and 2018 —$366,901; and (b) between fiscal 2018 and 2017 — $495,708. The present value of the benefits under the Pension Plan and Parity Plan for Mr. Graf decreased as follows: between fiscal 2018 and 2017 — $110,555. The amounts in the table and this footnote were determined using assumptions (e.g., for interest rates and mortality rates) consistent with those used in the audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended May 31, 2020. See "— Fiscal 2020 Pension Benefits" below.

(5) Includes:

▸ the aggregate incremental cost to FedEx of providing perquisites and other personal benefits;

▸ group term life insurance premiums paid by FedEx;

▸ company-matching contributions under FedEx's tax-qualified, defined contribution 401(k) retirement savings plan called the FedEx Corporation Retirement Savings Plan; and

▸ tax payments relating to restricted stock awards and certain business-related use of corporate and commercial aircraft. FedEx pays the taxes resulting from a restricted stock award on behalf of the recipient to prevent the need for the officer to sell a portion of a stock award to pay the corresponding tax obligation. While SEC disclosure rules require that these payments be included with tax reimbursement payments and reported as "other compensation" in the Summary Compensation Table, we do not believe these payments are "tax gross-ups" in the conventional sense, since their value is fully reflected in the number of shares ultimately delivered to recipients. See "— Compensation Discussion and Analysis — Compensation Objectives and Design-Related Features — Restricted Stock Program" above.

The following table shows the amounts included for each such item:

Name	Year	Perquisites and Other Personal Benefits ($)[a]	Life Insurance Premiums ($)	Company Contributions Under 401(k) Plan ($)	Tax Reimbursement Payments ($)[a]	Other ($)	Total ($)
F.W. Smith	2020	690,760	1,408	10,050	0	0	702,218
	2019	527,873	1,509	9,819	0	0	539,201
	2018	521,078	1,807	9,656	0	0	532,541
A.B. Graf, Jr.	2020	146,890	1,991	10,046	486,192	0	645,119
	2019	155,208	2,289	9,527	478,111	0	645,135
	2018	108,870	2,740	9,484	773,780	0	894,874
R. Subramaniam	2020	21,267	2,286	7,197	756,843	0	787,593
D.F. Colleran	2020	26,323	2,286	9,379	641,876	0	679,864
R.B. Carter	2020	113,285	2,286	10,000	490,997	0	616,568
	2019	84,423	2,289	9,802	485,866	0	582,380
	2018	133,527	2,740	9,629	492,538	0	638,434

(a) See the following two tables for additional details regarding the amounts included in each item.

During fiscal 2020, 2019, and 2018, unless otherwise noted below, FedEx provided the following perquisites and other personal benefits to the named executive officers:

► **Personal use of corporate aircraft:** FedEx maintains a fleet of corporate aircraft that is used primarily for business travel by FedEx employees. FedEx has a written policy that sets forth guidelines and procedures regarding personal use of FedEx corporate aircraft. The policy requires officers to pay FedEx two times the cost of fuel for personal trips, plus applicable passenger ticket taxes and fees. These payments are intended to approximate the incremental cost to FedEx of personal corporate aircraft usage.

  ► Mr. Smith is not required to pay FedEx for any travel on corporate aircraft by his family members or guests when they are accompanying him on business travel. Mr. Smith is, however, required to pay FedEx for any personal travel by him and any personal travel by his family members or guests when they are accompanying him and he is on personal travel or when they are traveling without him.

  ► Compensation is included in the table above for personal corporate aircraft travel (which for this purpose includes travel to attend a board or stockholder meeting of an outside company or organization for which the officer serves as a director or trustee) by a named executive officer and his family members and guests to the extent, if any, that the aggregate incremental cost to FedEx of all such travel exceeds the amount the officer paid FedEx for such travel. The incremental cost to FedEx of personal use of corporate aircraft is calculated based on the variable operating cost to FedEx, which includes the cost of fuel, aircraft maintenance, crew travel, landing fees, ramp fees and other smaller variable costs. Because FedEx corporate aircraft are used primarily for business travel, fixed costs that do not change based on usage, such as pilots' salaries and purchase and lease costs, are excluded from this calculation.

  ► In addition, when an aircraft is already flying to a destination for business purposes and the officers or their family members or guests ride along on the aircraft for personal travel, there is no additional variable operating cost to FedEx associated with the additional passengers, and thus no compensation is included in the table above for such personal travel. With the exception of Mr. Smith, the officer is still required to pay FedEx for such personal travel if persons on business travel occupy less than 50% of the total available seats on the aircraft. The amount of such payment is a pro rata portion (based on the total number of passengers) of the fuel cost for the flight, multiplied by two, plus applicable passenger ticket taxes and fees.

  ► For tax purposes, income is imputed to each named executive officer for personal travel and "business-related" travel (travel by the officer's spouse or adult guest who accompanies the officer on a business trip for the primary purpose of assisting the officer with the business purpose of the trip) for the excess, if any, of the Standard Industrial Fare Level (SIFL) value of all such flights during a calendar year over the aggregate fuel payments made by the officer during that calendar year. The Board of Directors and the FedEx executive security procedures require Mr. Smith to use FedEx corporate aircraft for all travel, including personal travel. Accordingly, FedEx reimburses Mr. Smith for taxes relating to any imputed income for his personal travel and the personal travel of his family members and guests when they are accompanying him (no such reimbursement payments have been made during the last three fiscal years). FedEx reimburses the other named executive officers for taxes relating to imputed income for business-related travel.

► **Security services and equipment:** Pursuant to FedEx's executive security procedures, the named executive officers are provided security services and equipment. To the extent the services and equipment are provided by third parties (e.g., out-of-town transportation and other security-related expenses and home security system installation, maintenance and monitoring), we have included in the table above the amounts paid by FedEx for such services and equipment. For Mr. Smith, these amounts totaled $105,214, $60,981, and $146,856 for fiscal 2020, 2019, and 2018, respectively. The amount for fiscal 2018 includes costs incurred for replacing outdated systems at Mr. Smith's primary residence. To the extent the security services are provided by FedEx employees, we have included amounts representing: (a) the number of hours of service provided to the officer by each such employee multiplied by (b) the total hourly compensation cost of the employee (including, among other things, pension and other benefit costs). For Mr. Smith, these amounts totaled $225,513, $274,755, and $198,304 for fiscal 2020, 2019, and 2018, respectively. For additional information regarding executive security services provided to Mr. Smith, see "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2020 Amounts — Perquisites, Tax Payments and Other Annual Compensation" above.

► **Tax return preparation services:** FedEx requires officers to have their income tax returns prepared by a qualified third party (other than our independent registered public accounting firm) and pays all reasonable and customary costs for such services.

► **Financial counseling services:** FedEx reimburses officers for certain financial counseling services, subject to various caps.

► **Umbrella insurance premiums:** FedEx pays umbrella insurance premiums on behalf of officers.

► **Physical examinations:** FedEx pays for officers to have comprehensive annual physical examinations.

► **Travel privileges:** FedEx provides certain executive officers and their spouses with travel privileges on certain airline partners. There is a small per-trip ticketing fee incurred by FedEx in connection with these privileges. FedEx reimburses an executive officer for taxes relating to imputed income for business-related travel.

► **Supplemental disability benefits:** FedEx provides executive officers with salary continuation benefits for short-term disability (100% of base salary for 28 weeks) and supplemental long-term disability benefits. Both benefit programs are self-funded (i.e., no premiums are paid to a third-party insurer) and thus there is no incremental cost to FedEx to provide these benefit programs.

The following table shows the amounts (the aggregate incremental cost to FedEx) included in the perquisites and other personal benefits column in the table above for each such item:

Name	Year	Personal Use of Corporate Aircraft ($)[a]	Security Services and Equipment ($)	Tax Return Preparation Services ($)	Financial Counseling Services ($)	Umbrella Insurance Premiums ($)	Other ($)[b]	Total ($)
F.W. Smith	2020	264,863	330,727	41,629	50,000	2,884	657	690,760
	2019	96,208	335,736	43,186	50,000	2,743	0	527,873
	2018	77,293	345,160	46,005	50,000	2,620	0	521,078
A.B. Graf, Jr.	2020	125,643	8,187	7,669	2,507	2,884	0	146,890
	2019	132,979	9,337	8,348	1,801	2,743	0	155,208
	2018	62,965	32,744	8,062	2,479	2,620	0	108,870
R. Subramaniam	2020	0	13,210	0	3,500	2,884	1,673	21,267
D.F. Colleran	2020	0	20,655	0	0	2,884	2,784	26,323
R.B. Carter	2020	73,475	28,239	0	8,399	2,884	288	113,285
	2019	38,682	32,858	9,200	700	2,743	240	84,423
	2018	21,803	61,809	9,700	37,355	2,620	240	133,527

(a) The amounts shown include the following amounts for use of corporate aircraft to attend board or stockholder meetings of outside companies or organizations for which the following named executive officers serve as directors for fiscal 2020: Mr. Graf — $106,485 and Mr. Carter — $66,489; for fiscal 2019: Mr. Graf — $103,966 and Mr. Carter — $36,972; and for fiscal 2018: Mr. Graf — $53,158 and Mr. Carter — $18,031.

(b) The amounts shown include physical examinations and/or ticketing fees for airline travel privileges.

The following table shows the tax payments relating to the items listed, which are included in the table:

Name	Year	Restricted Stock ($)	Business-Related Use of Corporate and Commercial Aircraft ($)	Other ($)	Total ($)
F.W. Smith	2020	0	0	0	0
	2019	0	0	0	0
	2018	0	0	0	0
A.B. Graf, Jr.	2020	486,192	0	0	486,192
	2019	478,111	0	0	478,111
	2018	773,780	0	0	773,780
R. Subramaniam	2020	740,839	16,004	0	756,843
D.F. Colleran	2020	627,954	13,922	0	641,876
R.B. Carter	2020	486,192	4,805	0	490,997
	2019	478,111	7,755	0	485,866
	2018	483,844	8,694	0	492,538

(6) Mr. Subramaniam was not a named executive officer in fiscal 2019 or 2018. Accordingly, the table includes Mr. Subramaniam's compensation only for fiscal 2020.

(7) Mr. Colleran was not a named executive officer in fiscal 2019 or 2018. Accordingly, the table includes Mr. Colleran's compensation only for fiscal 2020.

Grants of Plan-Based Awards During Fiscal 2020

The following table sets forth information regarding grants of plan-based awards made to the named executive officers during the fiscal year ended May 31, 2020:

Name	Type of Plan/Award	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All-Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)[1]	Closing Price on Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[2]
				Threshold ($)	Target ($)	Maximum ($)					
F.W. Smith	Stock Option[3]	06/10/2019	06/09/2019					214,880	161.85	161.84	7,404,485
	FY20 AIC[4]			0	1,939,530	3,879,060					
	FY20–FY22 LTI[5]			1,150,000	4,600,000	6,900,000					
A.B. Graf, Jr.	Restricted Stock[6]	06/10/2019	06/09/2019				4,630				749,366
	Stock Option[3]	06/10/2019	06/09/2019					26,655	161.85	161.84	918,497
	FY20 AIC[4]			0	1,359,128	2,718,256					
	FY20–FY22 LTI[5]			343,750	1,375,000	2,062,500					
R. Subramaniam	Restricted Stock[6]	06/10/2019	06/09/2019				7,055				1,141,852
	Stock Option[3]	06/10/2019	06/09/2019					45,570	161.85	161.84	1,570,283
	FY20 AIC[4]			0	1,355,621	2,711,242					
	FY20–FY22 LTI[5]			518,750	2,075,000	3,112,500					
D.F. Colleran	Restricted Stock[6]	06/10/2019	06/09/2019				5,980				967,863
	Stock Option[3]	06/10/2019	06/09/2019					34,665	161.85	161.84	1,194,511
	FY20 AIC[4]			0	1,047,078	2,094,156					
	FY20–FY22 LTI[5]			437,500	1,750,000	2,625,000					
R.B. Carter	Restricted Stock[6]	06/10/2019	06/09/2019				4,630				749,366
	Stock Option[3]	06/10/2019	06/09/2019					26,655	161.85	161.84	918,497
	FY20 AIC[4]			0	1,044,204	2,088,408					
	FY20–FY22 LTI[5]			343,750	1,375,000	2,062,500					

(1) The exercise price of the options is the fair market value of FedEx's common stock (the average of the high and low prices of the stock on the NYSE) on the grant date.

(2) Represents the grant date fair value of each equity-based award, computed in accordance with FASB ASC Topic 718. See note 2 to the Summary Compensation Table for information regarding the assumptions used in the calculation of these amounts.

(3) Stock options granted to the named executive officers generally vest ratably over four years beginning on the first anniversary of the grant date. The options may not be transferred in any manner other than by will or the laws of descent and distribution and may be exercised during the lifetime of the optionee only by the optionee. See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2020 Amounts — Long-Term Equity Incentives — Stock Options and Restricted Stock" above for further discussion of stock option awards.

(4) In June 2019, the Board of Directors, upon the recommendation of the Compensation Committee, established this annual performance cash compensation plan, which provided a cash payment opportunity to the named executive officers at the conclusion of fiscal 2020. Payment amounts were based upon the achievement of company financial-performance goals for fiscal 2020 and, for the non-CEO named executive officers, the achievement of individual performance objectives. See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2020 Amounts — Cash Payments Under AIC Program" above for further discussion of this plan.

(5) The Board of Directors, upon the recommendation of the Compensation Committee, established this long-term performance cash compensation plan in June 2019. The plan provides a long-term cash payment opportunity to the named executive officers at the conclusion of fiscal 2022 if FedEx achieves an aggregate EPS goal established by the Board with respect to the three-fiscal-year period 2020 through 2022. No amounts can be earned under the plan until 2022 because achievement of the EPS goal can only be determined following the conclusion of the three-fiscal-year period. The estimated individual future payouts under the plan are set dollar amounts ranging from threshold (minimum) amounts, if the EPS goal achieved is less than target, up to maximum amounts, if the plan goal is substantially exceeded. There is no assurance that these estimated future payouts will be achieved. See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2020 Amounts — Cash Payments Under LTI Program" above for further discussion of this plan.

(6) Shares of restricted stock awarded to the named executive officers generally vest ratably over four years beginning on the first anniversary of the grant date. Holders of restricted shares are entitled to vote such shares and receive any dividends paid on FedEx common stock. FedEx pays the taxes resulting from a restricted stock award on behalf of the recipient (these tax payments are included in the "All Other Compensation" column in the Summary Compensation Table). See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2020 Amounts — Long-Term Equity Incentives — Stock Options and Restricted Stock" for further discussion of restricted stock awards.

Outstanding Equity Awards at End of Fiscal 2020

The following table sets forth for each named executive officer certain information about unexercised stock options and unvested shares of restricted stock held at the end of the fiscal year ended May 31, 2020:

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[a]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[a]	Market Value of Shares or Units of Stock That Have Not Vested ($)[b]
F.W. Smith	176,100	—	89.1050	06/06/2021		
	198,675	—	85.2550	06/04/2022		
	203,780	—	96.8650	06/03/2023		
	159,485	—	143.5450	06/09/2024		
	132,520	—	180.8200	06/08/2025		
	117,157	39,053[1]	162.8200	06/06/2026		
	69,540	69,540[2]	207.3050	06/12/2027		
	28,972	86,918[3]	261.7800	06/11/2028		
	—	214,880[4]	161.8500	06/10/2029		
A.B. Graf, Jr.	21,480	—	89.1050	06/06/2021		
	24,235	—	85.2550	06/04/2022		
	24,620	—	96.8650	06/03/2023		
	19,270	—	143.5450	06/09/2024		
	16,010	—	180.8200	06/08/2025		
	14,538	4,847[5]	162.8200	06/06/2026		
	8,630	8,630[6]	207.3050	06/12/2027		
	3,595	10,785[7]	261.7800	06/11/2028		
	—	26,655[8]	161.8500	06/10/2029	10,082[9]	1,316,306
R. Subramaniam	6,250	—	89.1050	06/06/2021		
	7,050	—	85.2550	06/04/2022		
	1,373	—	107.4850	03/08/2023		
	17,150	—	96.8650	06/03/2023		
	13,425	—	143.5450	06/09/2024		
	11,155	—	180.8200	06/08/2025		
	9,918	3,307[10]	162.8200	06/06/2026		
	6,060	6,060[11]	207.3050	06/12/2027		
	2,296	6,889[12]	261.7800	06/11/2028		
	40	123[13]	173.0200	01/28/2029		
	—	45,570[14]	161.8500	06/10/2029	10,704[15]	1,397,514
D.F. Colleran	6,845	—	85.2550	06/04/2022		
	17,150	—	96.8650	06/03/2023		
	13,425	—	143.5450	06/09/2024		
	11,155	—	180.8200	06/08/2025		
	9,918	3,307[16]	162.8200	06/06/2026		
	6,060	6,060[17]	207.3050	06/12/2027		
	2,296	6,889[18]	261.7800	06/11/2028		
	—	34,665[19]	161.8500	06/10/2029	10,004[20]	1,306,122

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[a]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[a]	Market Value of Shares or Units of Stock That Have Not Vested ($)[b]
R.B. Carter	21,480	—	89.1050	06/06/2021		
	24,235	—	85.2550	06/04/2022		
	24,620	—	96.8650	06/03/2023		
	19,270	—	143.5450	06/09/2024		
	16,010	—	180.8200	06/08/2025		
	14,538	4,847[21]	162.8200	06/06/2026		
	8,630	8,630[22]	207.3050	06/12/2027		
	3,595	10,785[23]	261.7800	06/11/2028		
	—	26,655[24]	161.8500	06/10/2029		
					9,189[25]	1,199,716

(a) The following table sets forth the vesting dates of the options and restricted stock included in these columns:

		Date	Number			Date	Number
F.W. Smith	(1)	06/06/2020	39,053	**A.B. Graf, Jr.**	(5)	06/06/2020	4,847
	(2)	06/12/2020	34,770		(6)	06/12/2020	4,315
		06/12/2021	34,770			06/12/2021	4,315
	(3)	06/11/2020	28,973		(7)	06/11/2020	3,595
		06/11/2021	28,972			06/11/2021	3,595
		06/11/2022	28,973			06/11/2022	3,595
	(4)	06/10/2020	53,720		(8)	06/10/2020	6,663
		06/10/2021	53,720			06/10/2021	6,664
		06/10/2022	53,720			06/10/2022	6,664
		06/10/2023	53,720			06/10/2023	6,664
					(9)	06/06/2020	909
						06/10/2020	1,157
						06/11/2020	704
						06/12/2020	769
						07/17/2020	446
						06/10/2021	1,158
						06/11/2021	704
						06/12/2021	769
						07/17/2021	447
						06/10/2022	1,157
						06/11/2022	704
						06/10/2023	1,158

R. Subramaniam		Date	Number	D.F. Colleran		Date	Number
	[10]	06/06/2020	3,307		[16]	06/06/2020	3,307
	[11]	06/12/2020	3,030		[17]	06/12/2020	3,030
		06/12/2021	3,030			06/12/2021	3,030
	[12]	06/11/2020	2,296		[18]	06/11/2020	2,296
		06/11/2021	2,296			06/11/2021	2,296
		06/11/2022	2,297			06/11/2022	2,297
	[13]	01/28/2021	41		[19]	06/10/2020	8,666
		01/28/2022	41			06/10/2021	8,666
		01/28/2023	41			06/10/2022	8,666
	[14]	06/10/2020	11,392			06/10/2023	8,667
		06/10/2021	11,393		[20]	06/06/2020	628
		06/10/2022	11,392			06/10/2020	1,495
		06/10/2023	11,393			06/11/2020	583
	[15]	06/06/2020	628			06/12/2020	636
		06/10/2020	1,763			12/07/2020	125
		06/11/2020	583			06/10/2021	1,495
		06/12/2020	636			06/11/2021	582
		06/10/2021	1,764			06/12/2021	637
		06/11/2021	582			12/07/2021	125
		06/12/2021	637			06/10/2022	1,495
		06/10/2022	1,764			06/11/2022	583
		06/11/2022	583			12/07/2022	125
		06/10/2023	1,764			06/10/2023	1,495
R.B. Carter	[21]	06/06/2020	4,847				
	[22]	06/12/2020	4,315				
		06/12/2021	4,315				
	[23]	06/11/2020	3,595				
		06/11/2021	3,595				
		06/11/2022	3,595				
	[24]	06/10/2020	6,663				
		06/10/2021	6,664				
		06/10/2022	6,664				
		06/10/2023	6,664				
	[25]	06/06/2020	909				
		06/10/2020	1,157				
		06/11/2020	704				
		06/12/2020	769				
		06/10/2021	1,158				
		06/11/2021	704				
		06/12/2021	769				
		06/10/2022	1,157				
		06/11/2022	704				
		06/10/2023	1,158				

(b) Computed by multiplying the closing market price of FedEx's common stock on May 29, 2020, the last trading day of fiscal 2020 (which was $130.56), by the number of shares.

Option Exercises and Stock Vested During Fiscal 2020

The following table sets forth for each named executive officer certain information about stock options that were exercised and restricted stock that vested during the fiscal year ended May 31, 2020:

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
F.W. Smith	195,500	7,718,861	—	—
A.B. Graf, Jr.	23,100	746,137	3,690	590,143
R. Subramaniam	—	—	2,440	388,128
D.F. Colleran	—	—	2,565	407,640
R.B. Carter	23,100	2,254,372	3,244	515,545

(1) If the shares were sold immediately upon exercise, the value realized on exercise of the option is the difference between the actual sales price and the exercise price of the option. Otherwise, the value realized is the difference between the fair market value of FedEx's common stock (the average of the high and low prices of the stock on the NYSE) on the date of exercise and the exercise price of the option.

(2) Represents the fair market value of the shares on the vesting date.

Fiscal 2020 Pension Benefits

The following table sets forth for each named executive officer the present value of accumulated benefits on May 31, 2020, under FedEx's defined benefit pension plans. For information regarding benefits triggered by retirement under our stock option and restricted stock plans, see "— Potential Payments Upon Termination or Change of Control" below.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Fiscal 2020 ($)
F.W. Smith	FedEx Corporation Employees' Pension Plan	48	1,164,172	109,391[2]
	FedEx Corporation Retirement Parity Pension Plan	48	26,490,869	—
A.B. Graf, Jr.	FedEx Corporation Employees' Pension Plan	40	1,862,487	—
	FedEx Corporation Retirement Parity Pension Plan	40	15,417,209	—
R. Subramaniam	FedEx Corporation Employees' Pension Plan	29	1,394,612	—
	FedEx Corporation Retirement Parity Pension Plan	29	2,487,973	—
D.F. Colleran	FedEx Corporation Employees' Pension Plan	31	1,655,555	—
	FedEx Corporation Retirement Parity Pension Plan	31	4,220,122	—
R.B. Carter	FedEx Corporation Employees' Pension Plan	27	1,481,168	—
	FedEx Corporation Retirement Parity Pension Plan	27	9,873,507	—

(1) These amounts were determined using assumptions (*e.g.*, for interest rates and mortality rates) consistent with those used in the audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended May 31, 2020. The benefits are expressed as lump sum amounts, even though the benefits using the traditional pension benefit formula under the Pension Plan (as defined below) are generally not payable as a lump sum distribution (only $5,000 or less may be distributed as a lump sum under the traditional pension benefit formula under the Pension Plan). The benefits using the Portable Pension Account formula (discussed below) under the Pension Plan may be paid as a lump sum.

The present value of the Pension Plan traditional pension benefit is equal to the single life annuity payable at the normal retirement date (age 60), or June 1, 2020, if the officer is past normal retirement age, converted based on an interest rate of 3.143% and the PRI-2012 annuitant tables without collar adjustment and with MMP-2019 mortality improvement scale, discounted to May 31, 2020 using an interest rate of 3.143%. The present value of the Parity Plan traditional pension benefit is equal to the single life annuity payable at the normal retirement age (age 60), or June 1, 2020, if the officer is past normal retirement age, converted based on an interest rate of 1.27% for lump sums paid through May 31, 2021, 3% for lump sums paid between June 1, 2021 and May 31, 2022, and 3.5% for lump sums paid on and after June 1, 2022, and the 1994 Group Annuity Reserving Table and discounted to May 31, 2020, using an interest rate of 3.143%. The present value of the Portable Pension Account (discussed below) is equal to the officer's account balance on May 31, 2020, projected to the normal retirement date, if applicable, based on an interest rate of 1% quarterly and discounted to May 31, 2020, using an interest rate of 3.143%.

(2) In accordance with the terms of the Pension Plan, Mr. Smith was required to commence receiving his Pension Plan benefits during fiscal 2016.

Overview of Pension Plans

FedEx maintains a tax-qualified, defined benefit pension plan called the FedEx Corporation Employees' Pension Plan (the "Pension Plan"). For fiscal 2020, the maximum compensation limit under a tax-qualified pension plan was $280,000. The Internal Revenue Code also limits the maximum annual benefits that may be accrued under a tax-qualified, defined benefit pension plan. In order to provide 100% of the benefits that would otherwise be denied to certain management-level participants in the Pension Plan due to these limitations, FedEx also maintains a supplemental, non-tax-qualified plan called the FedEx Corporation Retirement Parity Pension Plan (the "Parity Plan"). Benefits under the Parity Plan are general, unsecured obligations of FedEx.

Effective May 31, 2003, FedEx amended the Pension Plan and the Parity Plan to add a cash balance feature, which is called the Portable Pension Account. Eligible employees as of May 31, 2003 had the option to make a one-time election to accrue future pension benefits under either the cash balance formula or the traditional pension benefit formula. In either case, employees retained all benefits previously accrued under the traditional pension benefit formula and continued to receive the benefit of future compensation increases on benefits accrued as of May 31, 2003. Eligible employees hired after May 31, 2003 accrue benefits exclusively under the Portable Pension Account.

Beginning June 1, 2008, eligible employees who participate in the Pension Plan and the Parity Plan, including the named executive officers, accrue all future pension benefits under the Portable Pension Account. In addition, benefits previously accrued under the Pension Plan and the Parity Plan using the traditional pension benefit formula were capped as of May 31, 2008, and those benefits will be payable beginning at retirement. Effective June 1, 2008, each participant in the Pension Plan and the Parity Plan who was age 40 or older on that date and who has an accrued traditional pension benefit will receive a transition compensation credit, as described in more detail below. Employees who elected in 2003 to accrue future benefits under the Portable Pension Account will continue to accrue benefits under that formula.

Effective January 1, 2020, FedEx amended and restated the Pension Plan to close the Pension Plan to employees hired on or after January 1, 2020. In the summer of 2021, eligible employees hired prior to January 1, 2020 will be given a one-time option to (a) continue receiving pension compensation credits under the existing Portable Pension Account formula and remain in the FedEx Corporation Retirement Savings Plan (the "401(k) Plan") with its existing matching company contribution of up to 3.5% of eligible earnings or (b) effective January 1, 2022, cease receiving compensation credits under the Pension Plan and move to a new 401(k) plan (the "New 401(k) Plan") with a higher match (as described below). Employees hired on or after January 1, 2020 will automatically move to the New 401(k) Plan effective January 1, 2022. The Parity Plan will continue to be open to all new officers and directors, but the benefits provided under the plan will mirror the benefits provided by the Pension Plan and the 401(k) Plan.

The named executive officers also participate in the 401(k) Plan. The annual matching company contribution under the 401(k) Plan is a maximum of 3.5% of eligible earnings. Effective January 1, 2022, the annual matching contribution under the 401(k) Plan for employees hired on or after January 1, 2020 or eligible employees who choose the New 401(k) Plan option will increase to a maximum of 8.0% of eligible earnings.

In order to provide 100% of the benefits that would otherwise be limited due to certain limitations imposed by United States tax laws, Parity Plan participants, including the named executive officers, receive additional Portable Pension Account compensation credits equal to 3.5% of any eligible earnings above the maximum compensation limit for tax-qualified plans (or 8% after January 1, 2022 for eligible employees who elect to participate in the New 401(k) Plan or who are hired on or after January 1, 2020).

Normal retirement age for the majority of participants, including the named executive officers, under the Pension Plan and the Parity Plan is age 60. However, for benefits accrued after January 31, 2016, the normal retirement age is age 62. The traditional pension benefit under the Pension Plan for a participant who retires between the ages of 55 and 60 will be reduced by 3% for each year the participant receives his or her benefit prior to age 60.

Traditional Pension Benefit

Under the traditional pension benefit formula, the Pension Plan and the Parity Plan provide 2% of the average of the five calendar years (three calendar years for the Parity Plan) of highest earnings during employment multiplied by years of credited service for benefit accrual up to 25 years. Eligible compensation for the traditional pension benefit under the Pension Plan and the Parity Plan generally included salary and annual incentive compensation.

Each named executive officer's capped accrued traditional pension benefit was calculated using his years of credited service as of either May 31, 2003 or May 31, 2008, depending on whether he chose to accrue future benefits under the cash balance formula or the traditional pension benefit formula in 2003, and his eligible earnings history as of May 31, 2008.

Portable Pension Account

The benefit under the Portable Pension Account is expressed as a notional cash balance account. For each plan year in which a participant is credited with a year of service, compensation credits are added based on the participant's age and years of service as of the end of the prior plan year and the participant's eligible compensation for the prior calendar year based on the following table:

Age + Service on May 31	Compensation Credit
Less than 55	5%
55 – 64	6%
65 – 74	7%
75 or over	8%

On May 31, 2019, the sum of age plus years of service for the named executive officers was as follows: Mr. Smith — 121; Mr. Graf — 104; Mr. Subramaniam — 81; Mr. Colleran — 93; and Mr. Carter — 85. Eligible compensation under the Portable Pension Account feature includes salary, annual incentive compensation and promotional and certain other bonuses (but does not include long-term incentive compensation). Messrs. Smith and Graf elected the Portable Pension Account feature on June 1, 2003. Messrs. Subramaniam, Colleran, and Carter began accruing benefits under the Portable Pension Account on June 1, 2008.

Transition compensation credits are an additional compensation credit percentage to be granted to participants in the Pension Plan and the Parity Plan who were age 40 or older on June 1, 2008, and who have an accrued benefit under the traditional pension benefit formula. For each plan year in which an eligible participant is credited with a year of service, transition compensation credits will be added based on the participant's age and years of service as of the end of the prior plan year and the participant's eligible compensation for the prior calendar year based on the following table:

Age + Service on May 31	Transition Compensation Credit*
Less than 55	2%
55 – 64	3%
65 – 74	4%
75 or over	5%

* For years of credited service over 25, transition compensation credits are 2% per year.

An eligible participant will receive transition compensation credits for five years (through May 31, 2013) or until he or she has 25 years of credited service, whichever is longer. For participants with 25 or more years of service, transition compensation credits are 2% per year and ceased as of May 31, 2013. An eligible participant's first transition compensation credit was added to his or her Portable Pension Account as of May 31, 2009.

Interest credits are added to a participant's Portable Pension Account benefit as of the end of each fiscal quarter (August 31, November 30, February 28 and May 31) after a participant accrues his or her first compensation credit. The May 31 interest credit is added prior to the May 31 compensation credit or transition compensation credit (or additional compensation credit under the Parity Plan). Interest credits are based on the Portable Pension Account notional balance and a quarterly interest-crediting factor, which is equal to the greater of (a) 1/4 of the one-year Treasury constant maturities rate for April of the preceding plan year plus 0.25% and (b) 1% (1/4 of 4%). Interest credits will continue to be added until the last day of the month before plan benefits are distributed. The quarterly interest-crediting factor for each of the plan years ended May 31, 2019 and 2020 was 1%.

Distribution

Upon a participant's retirement, the vested traditional pension benefit under the Pension Plan is payable as a monthly annuity. Upon a participant's retirement or other termination of employment, an amount equal to the vested Portable Pension Account notional balance under the Pension Plan is payable to the participant in the form of a lump-sum payment or an annuity.

All Parity Plan benefits are paid as a single lump-sum distribution as follows:

▶ For the portion of the benefit accrued under the Portable Pension Account formula, the lump-sum benefit will be paid six months following the date of the participant's termination of employment; and

▶ For the portion of the benefit accrued under the traditional pension benefit formula, the lump-sum benefit will be paid the later of the date the participant turns age 55 or six months following the date of the participant's termination of employment.

Potential Payments Upon Termination or Change of Control

This section provides information regarding payments and benefits to the named executive officers that would be triggered by termination of the officer's employment (including resignation, or voluntary termination; severance, or involuntary termination; and retirement) or a change of control of FedEx.

Each of the named executive officers is an at-will employee and, as such, does not have an employment contract. In addition, if the officer's employment terminates for any reason other than retirement, death or permanent disability, any unvested stock options are automatically terminated and any unvested shares of restricted stock are automatically forfeited. Accordingly, there are no payments or benefits that are triggered by any termination event (including resignation and severance) other than retirement, death or permanent disability, or in connection with a change of control of FedEx.

Benefits Triggered by Retirement, Death or Permanent Disability — Stock Option and Restricted Stock Plans

Retirement

When an employee retires:

▶ if retirement occurs at or after age 60, all restrictions applicable to the restricted stock held by the employee lapse on the date of retirement;

▶ if retirement occurs at or after age 55, but before age 60, the restrictions applicable to restricted stock held by the employee continue until the earlier of the specified expiration of the restriction period, the employee's permanent disability or the employee's death; and

▶ all of the employee's unvested stock options terminate.

For information regarding retirement benefits under our pension plans, see " — Fiscal 2020 Pension Benefits" above.

Death or Permanent Disability

When an employee dies or becomes permanently disabled:

▶ all restrictions applicable to the restricted stock held by the employee immediately lapse; and

▶ all of the employee's unvested stock options immediately vest.

The following table quantifies for each named executive officer the value of his unvested restricted stock and stock options, the vesting of which would be accelerated upon death or permanent disability (assuming the officer died or became permanently disabled on May 31, 2020):

BENEFITS TRIGGERED BY DEATH OR PERMANENT DISABILITY

Name	Value of Unvested Restricted Stock ($)[1]	Value of Unvested Stock Options ($)[2]	Total ($)
F.W. Smith	0	0	0
A.B. Graf, Jr.	1,316,306	0	1,316,306
R. Subramaniam	1,397,514	0	1,397,514
D.F. Colleran	1,306,122	0	1,306,122
R.B. Carter	1,199,716	0	1,199,716

(1) Computed by multiplying the closing market price per share of FedEx's common stock on May 29, 2020, the last trading day of fiscal 2020 (which was $130.56), by the number of unvested shares of restricted stock held by the officer as of May 31, 2020.

(2) Represents the difference between the closing market price per share of FedEx's common stock on May 29, 2020, the last trading day of fiscal 2020 (which was $130.56), and the exercise price of each unvested option held by the officer as of May 31, 2020. Because the exercise price of all unvested options held by the named executive officers as of May 31, 2020 is higher than the closing market price of FedEx's common stock on May 29, 2020, none of the unvested options have any value.

In addition, FedEx provides each named executive officer with:

► $1,500,000 of group term life insurance coverage;

► $500,000 of business travel accident insurance coverage for death or certain injuries suffered as a result of an accident while traveling on company business; and

► A supplemental long-term disability program, with a monthly benefit equal to 60% of the officer's basic monthly earnings (provided the officer continues to meet the definition of disability, these benefits generally continue until age 65).

Benefits Triggered by Change of Control or Termination after Change of Control — Stock Option and Restricted Stock Plans and Management Retention Agreements

Stock Option and Restricted Stock Plans

Each of our 2010 Omnibus Stock Incentive Plan and our 2019 Omnibus Stock Incentive Plan (together, the "Stock Incentive Plans") provides that, in the event of a "change of control" (as defined in the Stock Incentive Plans), each holder of an unexpired option has the right to exercise such option without regard to the date such option would first be exercisable. The Stock Incentive Plans also provide that, in the event of a "change of control," depending on the change of control event, either (i) the restricted stock will be canceled and FedEx will make a cash payment to each holder in an amount equal to the product of the highest price per share received by the holders of FedEx's common stock in connection with the change of control multiplied by the number of shares of restricted stock held or (ii) the restrictions applicable to any such shares will immediately lapse.

Under the Stock Incentive Plans, our Compensation Committee may exercise its discretion to provide for a treatment different than described above with respect to any particular stock option or restricted stock award, as set forth in the related award agreement. To date, such discretion has not been exercised.

The following table quantifies for each named executive officer the value of his unvested restricted stock and stock options, the vesting of which would be accelerated upon a change of control (assuming that the change of control occurred on May 31, 2020, and that the highest price per share received by FedEx's stockholders in connection with the change of control was the closing market price on May 29, 2020 (the last trading day of fiscal 2020), which was $130.56):

BENEFITS TRIGGERED BY CHANGE OF CONTROL[1]

Name	Value of Unvested Restricted Stock ($)[2]	Value of Unvested Stock Options ($)[3]	Total ($)
F.W. Smith	0	0	0
A.B. Graf, Jr.	1,316,306	0	1,316,306
R. Subramaniam	1,397,514	0	1,397,514
D.F. Colleran	1,306,122	0	1,306,122
R.B. Carter	1,199,716	0	1,199,716

(1) As discussed below, each of the named executive officers is also entitled under his Management Retention Agreement to a two-year employment agreement upon a change of control and certain guaranteed compensation and benefits during the term of the two-year employment period.

(2) Computed by multiplying the closing market price per share of FedEx's common stock on May 29, 2020, the last trading day of fiscal 2020 (which was $130.56), by the number of unvested shares of restricted stock held by the officer as of May 31, 2020.

(3) Represents the difference between the closing market price per share of FedEx's common stock on May 29, 2020 (which was $130.56) and the exercise price of each unvested option (if the exercise price of the option was less than such market price) held by the officer as of May 31, 2020. Because the exercise price of all unvested options held by the named executive officers as of May 31, 2020 is higher than the closing market price of FedEx's common stock on May 29, 2020, none of the unvested options have any value.

Management Retention Agreements

FedEx has entered into MRAs with each of its executive officers, including the named executive officers. The purpose of the MRAs is to secure the executives' continued services in the event of any threat or occurrence of a change of control (as defined in the MRAs; such term has the same meaning as used in FedEx's equity compensation plans). The terms and conditions of the MRAs with the named executive officers are summarized below.

Term

Each MRA renews annually for consecutive one-year terms, unless FedEx gives at least thirty days', but not more than ninety days', prior notice that the agreement will not be extended. The non-extension notice may not be given at any time when the Board of Directors has knowledge that any person has taken steps reasonably calculated to effect a change of control of FedEx.

Employment Period

Upon a change of control, each MRA immediately establishes a two-year employment agreement with the executive officer. During the employment period, the officer's position (including status, offices, titles and reporting relationships), authority, duties and responsibilities may not be materially diminished.

Compensation

During the two-year employment period, the executive officer receives base salary (no less than his or her highest base salary over the twelve-month period prior to the change of control) and is guaranteed the same annual incentive compensation opportunities as in effect during the 90-day period immediately prior to the change of control. The executive officer also receives incentive (including long-term performance bonus) and retirement plan benefits, expense reimbursement, fringe benefits, office and staff support, welfare plan benefits and vacation benefits. These benefits must be no less than the benefits the officer had during the 90-day period immediately prior to the change of control.

Termination

Each MRA terminates immediately upon the executive officer's death, voluntary termination or retirement. FedEx may terminate the MRA for disability, as determined in accordance with the procedures under FedEx's long-term disability benefits plan. Once disability is established, he or she receives 180 days' prior notice of termination.

During the employment period, FedEx also may terminate the officer's employment for "cause" (which includes any act of dishonesty by the officer intended to result in substantial personal enrichment, the conviction of the officer of a felony and certain material violations by the officer of his or her obligations under the MRA).

Benefits for Qualifying Termination

A "qualifying termination" is a termination of the executive's employment by FedEx other than for cause, disability or death or by the officer for "good reason" (principally relating to a material diminution in the officer's authority, duties or responsibilities or a material failure by FedEx to compensate the officer as provided in the MRA).

In the event of a qualifying termination, the executive officer will receive a lump sum cash payment equal to two times his or her base salary (the highest annual rate in effect during the twelve-month period prior to the date of termination) *plus* two times target annual incentive compensation. The payments will be made to the officer on the date that is six months after his or her date of termination (or, if earlier than the end of such six-month period, within 30 days following the date of the executive's death). In addition, the executive officer will receive 18 months of continued coverage of medical, dental and vision benefits.

An executive officer's benefits under the MRA will be reduced to the largest amount that would result in none of the MRA payments being subject to any excise tax. If the Internal Revenue Service otherwise determines that any MRA benefits are subject to excise taxes, the executive officer is required to repay FedEx the minimum amount necessary so that no excise taxes are payable.

In exchange for these benefits, the executive officer has agreed that, for the one-year period following his or her termination, he or she will not own, manage, operate, control or be employed by any enterprise that competes with FedEx or any of its affiliates.

The following table quantifies for each named executive officer the payments and benefits under his MRA triggered by a qualifying termination of the officer immediately following a change of control (assuming that the change of control and qualifying termination occurred on May 31, 2020, and that the highest price per share received by FedEx's stockholders in connection with the change of control was the closing market price of FedEx's common stock on May 29, 2020 (the last trading day of fiscal 2020), which was $130.56):

PAYMENTS AND BENEFITS TRIGGERED BY QUALIFYING TERMINATION AFTER CHANGE OF CONTROL

Name	Lump Sum Cash Payment — 2x Base Salary and 2x Target Annual Bonus ($)	Health Benefits ($)	Total ($)
F.W. Smith	6,648,700	77,007	6,725,707
A.B. Graf, Jr.	4,998,376	52,488	5,050,864
R. Subramaniam	4,660,594	32,189	4,692,783
D.F. Colleran	3,850,764	47,055	3,897,819
R.B. Carter	3,840,192	42,154	3,882,346

CEO Pay Ratio

In accordance with Item 402(u) of Regulation S-K (the "pay ratio rule"), we are providing the ratio of the annual total compensation of our CEO to the annual total compensation of our median employee. This ratio is a reasonable estimate calculated in a manner consistent with the pay ratio rule and is based on our employee and payroll records and the methodology described below. The pay ratio rule allows companies to adopt a variety of methodologies, apply certain exclusions, and make reasonable estimates and assumptions reflecting their unique employee populations when calculating the ratio. Our reported ratio may not be comparable to those reported by other companies due to differences in industry, business models, scope of international operations and scale, as well as the different estimates, assumptions and methodologies applied by other companies in calculating their ratios.

As permitted by the pay ratio rule, we used the same median employee to calculate our fiscal 2020 pay ratio as we used to calculate our fiscal 2019 and 2018 pay ratios because we believe there has been no change in our employee population or employee compensation arrangements, including as a result of the acquisition described below, that would result in a significant change to our pay ratio disclosure. Based upon the estimates, assumptions, and methodology described herein, the fiscal 2020 annual total compensation of our CEO was $11,138,548 (including $12,749 in employer-provided health benefits not included in the Summary Compensation Table), the fiscal 2020 annual total compensation of our median employee was $49,059 (including $14,505 in employer-provided health benefits), and the ratio of these amounts was 227:1.

Considered Population

We determined our median employee as of March 1, 2018, which was within the last three months of our fiscal 2018 year as required by the pay ratio rule. As of that date, we employed approximately 422,888 employees worldwide (other than our CEO), including full-time, part-time, seasonal and temporary employees. As permitted by the pay ratio rule, in determining our median employee, we excluded approximately 3.7% of our total employee population as of March 1, 2018, or approximately 15,471 employees outside of the U.S., from the following countries and territories: Argentina (310); Aruba (13); Austria (314); Bahamas (25); Bahrain (123); Barbados (37); Bermuda (25); Botswana (21); British Virgin Islands (6); Bulgaria (171); Cayman Islands (16); Colombia (241); Costa Rica (49); Curacao (14); Cyprus (78); Czech Republic (574); Denmark (487); Dominican Republic (84); Egypt (114); Estonia (63); Fiji (38); Finland (218); French West Indies (7); Greece (248); Grenada (6); Guadeloupe (8); Guam (14); Guatemala (42); Hungary (330); Indonesia (648); Ireland (288); Israel (185); Jamaica (50); Jordan (16); Kenya (38); Kuwait (145); Latvia (76); Lithuania (115); Luxembourg (53); Macau (10); Malawi (31); Namibia (44); New Zealand (253); Norway (171); Panama (90); Peru (25); Philippines (746); Portugal (369); Puerto Rico (462); Romania (422); Russia (663); Saint Kitts and Nevis (9); Saint Lucia (8); Saint Martin (10); Saint Vincent and the Grenadines (6); Slovakia (183); Slovenia (104); South Africa (1,100); South Korea (1,144); Swaziland (10); Sweden (707); Switzerland (1,035); Trinidad and Tobago (46); Turks and Caicos Islands (7); Turkey (805); Ukraine (148); United Arab Emirates (870); United States Virgin Islands (17); Uruguay (34); Venezuela (61); Vietnam (461); and Zambia (130). As a result, an aggregate employee population of approximately 407,417 was considered (the "considered population") in determining our median employee in fiscal 2018.

The considered population did not include approximately 229 individuals who became FedEx employees after March 1, 2018, as a result of our acquisition of P2P Mailing Limited. These employees were excluded from the considered population in accordance with an exemption under the pay ratio rule for acquisitions completed in the relevant fiscal year.

Identifying our Median Employee

We selected annual taxable wages as the consistently applied compensation measure used to identify our median employee, which is a permissible approach even though this definition is defined differently across jurisdictions. For employees outside the U.S., we applied a reasonable estimate to determine taxable wages by consistently adjusting each non-U.S. employee's annual pay rate upward to include additional elements of taxable compensation. From the considered population, we used statistical sampling to collect additional data for a group of employees (the "median population") who were paid within a range of 5% above or below what we estimated to be our median taxable wage amount. We reviewed recent historical taxable wage data of the median population and selected employees within the median population with consistent taxable wages over the past three years. We calculated fiscal 2018 total compensation for each of the selected employees using the methodology for calculating our CEO's fiscal 2018 total compensation as set forth in the Summary Compensation Table of our 2018 proxy statement. We then identified an employee from this group, who was reasonably representative of our workforce and whose wage was a reasonable estimate of the median wage at our organization as the median employee.

Equity Compensation Plans

Equity Compensation Plans Approved by Stockholders

Stockholders approved FedEx's 2002 Stock Incentive Plan, as amended, FedEx's Incentive Stock Plan, as amended, FedEx's 2010 Omnibus Stock Incentive Plan, as amended, and FedEx's 2019 Omnibus Stock Incentive Plan (the "stock incentive plans"). Although options were still outstanding under the 2002 plan, the Incentive Stock Plan, and the 2010 Omnibus Stock Incentive Plan as of May 31, 2020, no shares are available under these plans for future grants.

Equity Compensation Plans Not Approved by Stockholders

In connection with its acquisition of Caliber System, Inc. ("Caliber") in January 1998, FedEx assumed Caliber's officers' deferred compensation plan. This plan was approved by Caliber's board of directors, but not by Caliber's or FedEx's stockholders. Following FedEx's acquisition of Caliber, Caliber stock units under the plan were converted to FedEx common stock equivalent units. In addition, the employer's 50% matching contribution on compensation deferred under the plan was made in FedEx common stock equivalent units. Subject to the provisions of the plan, distributions to participants with respect to their stock units may be paid in shares of FedEx common stock on a one-for-one basis. Effective January 1, 2003, no further deferrals or employer matching contributions will be made under the plan. Participants may continue to acquire FedEx common stock equivalent units under the plan, however, pursuant to dividend equivalent rights.

Summary Table

The following table sets forth certain information as of May 31, 2020, with respect to compensation plans under which shares of FedEx common stock may be issued.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in the First Column)
Equity compensation plans approved by stockholders	16,124,745[1]	$167.79	16,796,279[2]
Equity compensation plans not approved by stockholders	974[3]	N/A	—
Total	16,125,719	$167.79	16,796,279[2]

(1) Represents shares of common stock issuable upon exercise of outstanding options granted under FedEx's stock incentive plans. This number does not include 1,040 shares of common stock issuable under a retirement plan assumed by FedEx for former non-employee directors of Caliber System, Inc.

(2) Shares available for equity grants under FedEx's 2019 Omnibus Stock Incentive Plan (no more than 1,498,663 of the shares available under the 2019 Omnibus Stock Incentive Plan may be used for full-value awards).

(3) Represents shares of FedEx common stock issuable pursuant to the officers' deferred compensation plan assumed by FedEx in the Caliber acquisition as described under "— Equity Compensation Plans Not Approved by Stockholders" above.

Audit Matters



PROPOSAL 3

Ratification of the Appointment of the Independent Registered Public Accounting Firm

Your Board of Directors recommends that you vote **"FOR"** this proposal.

Vote Required for Ratification

The Audit Committee is responsible for selecting FedEx's independent registered public accounting firm. Accordingly, stockholder approval is not required to appoint Ernst & Young as FedEx's independent registered public accounting firm for fiscal year 2021. The Board of Directors believes, however, that submitting the appointment of Ernst & Young to the stockholders for ratification is a matter of good corporate governance. If the stockholders do not ratify the appointment, the Audit Committee will review its future selection of the independent registered public accounting firm.

The ratification of the appointment of Ernst & Young as FedEx's independent registered public accounting firm requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

Appointment of Independent Registered Public Accounting Firm

Ernst & Young audited FedEx's annual financial statements for the fiscal year ended May 31, 2020, and FedEx's internal control over financial reporting as of May 31, 2020. The Audit Committee has appointed Ernst & Young to be FedEx's independent registered public accounting firm for the fiscal year ending May 31, 2021.

Ernst & Young has been FedEx's external auditor continuously since 2002. The members of the Audit Committee and the Board of Directors believe that the continued retention of Ernst & Young to serve as FedEx's independent registered public accounting firm is in the best interests of the company and our stockholders.

The stockholders are asked to ratify this appointment at the annual meeting. Representatives of Ernst & Young will attend the meeting to respond to appropriate questions and to make a statement if they so desire.

Policies Regarding Independent Auditor

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm, including the audit fee negotiations associated with the retention of the firm. Additionally, in conjunction with the mandated rotation of the independent registered public accounting firm's lead engagement partner, the Audit Committee and its chairperson are directly involved in the selection of any new lead engagement partner. To help ensure the independence of the independent registered public accounting firm, the Audit Committee has adopted two policies: the Policy on Engagement of Independent Auditor and the Policy on Hiring Certain Employees and Partners of the Independent Auditor.

Pursuant to the Policy on Engagement of Independent Auditor, the Audit Committee preapproves all audit services and non-audit services to be provided to FedEx by its independent registered public accounting firm. The Audit Committee may delegate to one or more of its members the authority to grant the required approvals, provided that any exercise of such authority is reported at the next Audit Committee meeting.

The Audit Committee may preapprove for up to one year in advance the provision of particular types of permissible routine and recurring audit-related, tax and other non-audit services, in each case described in reasonable detail and subject to a specific annual monetary limit also approved by the Audit Committee. The Audit Committee must be informed about each such service that is actually provided. In cases where a service is not covered by one of those approvals, the service must be specifically preapproved by the Audit Committee no earlier than one year prior to the commencement of the service.

Each audit or non-audit service that is approved by the Audit Committee (excluding tax services performed in the ordinary course of FedEx's business and excluding other services for which the aggregate fees are expected to be less than $50,000) will be reflected in a written engagement letter or writing specifying the services to be performed and the cost of such services, which will be signed by either a member of the Audit Committee or by an officer of FedEx authorized by the Audit Committee to sign on behalf of FedEx.

The Audit Committee will not approve any prohibited non-audit service or any non-audit service that individually or in the aggregate may impair, in the Audit Committee's opinion, the independence of the independent registered public accounting firm.

In addition, the policy provides that FedEx's independent registered public accounting firm may not provide any services, including financial counseling and tax services, to any FedEx officer, Audit Committee member or FedEx managing director (or its equivalent) in the Finance department or to any immediate family member of any such person. The Policy on Engagement of Independent Auditor is available on the Governance & Citizenship page under "Policies & Guidelines" of the Investor Relations section of our website at investors.fedex.com.

Pursuant to the Policy on Hiring Certain Employees and Partners of the Independent Auditor, FedEx will not hire a person who is concurrently a partner or other professional employee of the independent registered public accounting firm or, in certain cases, an immediate family member of such a person. Additionally, FedEx will not hire a former partner or professional employee of the independent registered public accounting firm in an accounting role or a financial reporting oversight role if he or she remains in a position to influence the independent registered public accounting firm's operations or policies, has capital balances in the independent registered public accounting firm or maintains certain other financial arrangements with the independent registered public accounting firm. FedEx will not hire a former member of the independent registered public accounting firm's audit engagement team (with certain exceptions) in a financial reporting oversight role without waiting for a required "cooling-off" period to elapse.

FedEx's Executive Vice President and Chief Financial Officer must preapprove any hire who was employed during the preceding three years by the independent registered public accounting firm, and report at least annually all such hires to the Audit Committee.

Report of the Audit Committee of the Board of Directors

The Audit Committee assists the Board of Directors in its oversight of FedEx's financial reporting process. The Audit Committee's responsibilities are more fully described in its charter, which is available on the Investor Relations section of the FedEx website at investors.fedex.com on the Governance & Citizenship page under "Committee Charters."

Management has the primary responsibility for the financial statements and the financial reporting process, including internal control over financial reporting. FedEx's independent registered public accounting firm is responsible for performing an audit of FedEx's consolidated financial statements and expressing an opinion on the fair presentation of those financial statements in conformity with United States generally accepted accounting principles. The independent registered public accounting firm also is responsible for performing an audit of and expressing an opinion on the effectiveness of FedEx's internal control over financial reporting.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited consolidated financial statements for the fiscal year ended May 31, 2020, including a discussion of, among other things:

▶ the acceptability and quality of the accounting principles;

▶ the reasonableness of significant accounting judgments and critical accounting policies and estimates;

▶ the clarity of disclosures in the financial statements; and

▶ the adequacy and effectiveness of FedEx's financial reporting procedures, disclosure controls and procedures and internal control over financial reporting, including management's assessment and report on internal control over financial reporting.

The Audit Committee also reviewed with the Chief Executive Officer and Chief Financial Officer of FedEx their respective certifications with respect to FedEx's Annual Report on Form 10-K for the fiscal year ended May 31, 2020.

The Audit Committee reviewed and discussed with the independent registered public accounting firm the audited consolidated financial statements for the fiscal year ended May 31, 2020, the firm's judgments as to the acceptability and quality of FedEx's accounting principles and such other matters as are required to be discussed with the Audit Committee by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC. The Audit Committee also reviewed and discussed with the independent registered public accounting firm its audit of the effectiveness of FedEx's internal control over financial reporting.

In addition, the Audit Committee received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the firm's communications with the Audit Committee concerning independence, and discussed with the independent registered public accounting firm the firm's independence.

The Audit Committee discussed with FedEx's senior internal audit executive and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the senior internal audit executive and the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of FedEx's internal controls and the overall quality of FedEx's financial reporting.

In reliance on the reviews and discussions referred to above, and the receipt of unqualified opinions from Ernst & Young LLP dated July 20, 2020, with respect to the consolidated financial statements of FedEx as of and for the fiscal year ended May 31, 2020, and with respect to the effectiveness of FedEx's internal control over financial reporting, the Audit Committee recommended to the Board of Directors, and the Board approved, that the audited consolidated financial statements be included in FedEx's Annual Report on Form 10-K for the fiscal year ended May 31, 2020, for filing with the SEC.

AUDIT COMMITTEE MEMBERS

    

R. BRAD MARTIN
Chairman

MARVIN R. ELLISON

KIMBERLY A. JABAL

SHIRLEY ANN JACKSON

JOSHUA COOPER RAMO

Audit and Non-Audit Fees

The following table sets forth fees for services Ernst & Young provided to FedEx during fiscal 2020 and 2019, which were preapproved by FedEx's Audit Committee in accordance with the Policy on Engagement of Independent Auditor (discussed above):

	2020	2019
Audit fees	$30,269,000	$30,810,000
Audit-related fees	1,725,000	1,581,000
Tax fees	4,093,000	2,749,000
All other fees	6,000	524,000
Total	$36,093,000	$35,664,000

▶ **Audit Fees.** Represents fees for professional services provided for the audit of FedEx's annual financial statements, the audit of FedEx's internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, the review of FedEx's quarterly financial statements, audit services provided in connection with other statutory or regulatory filings, and consents and comfort letters in connection with registered securities offerings and registration statements.

▶ **Audit-Related Fees.** Represents fees for assurance and other services related to the audit of FedEx's financial statements. The fees for fiscal 2020 and fiscal 2019 were for benefit plan audits, international accounting and reporting compliance, and system and organization controls (SOC) assessments and reports.

▶ **Tax Fees.** Represents fees for professional services provided primarily for international tax compliance and domestic and international tax advisory services. Tax compliance and preparation fees totaled $2,885,000 and $1,716,000 in fiscal 2020 and 2019, respectively.

▶ **All Other Fees.** Represents fees for products and services provided to FedEx not otherwise included in the categories above. The fees for fiscal 2020 were for online technical resources. The fees for fiscal 2019 were for online technical resources, accounting and reporting training, and risk assessment and compliance services.

FedEx's Audit Committee has determined that the provision of non-audit services by Ernst & Young is compatible with maintaining Ernst & Young's independence.

Stock Ownership

Directors and Executive Officers

The following table sets forth the amount of FedEx's common stock beneficially owned by each director, each named executive officer included in the Summary Compensation Table and all directors and executive officers as a group, as of July 27, 2020. Unless otherwise indicated, beneficial ownership is direct and the person shown has sole voting and investment power.

Name of Beneficial Owner	Common Stock Beneficially Owned		
	Number of Shares	Number of Option Shares[1]	Percent of Class[2]
Frederick W. Smith	19,538,022[3]	1,242,745	7.89%
John A. Edwardson	82,966	21,245	*
Marvin R. Ellison	4,401	21,245	*
Susan Patricia Griffith	1,896[4]	9,448	*
John C. ("Chris") Inglis	4,615	14,100	*
Kimberly A. Jabal	2,463	11,120	*
Shirley Ann Jackson	8,809	11,120	*
R. Brad Martin	59,146[5]	35,635	*
Joshua Cooper Ramo	5,256	31,275	*
Susan C. Schwab	5,311	29,665	*
David P. Steiner	26,890	29,665	*
Rajesh Subramaniam	58,886[6]	88,492	*
Paul S. Walsh	12,000	35,635	*
Alan B. Graf, Jr.	230,230[7]	151,798	*
Robert B. Carter	54,963[8]	130,318	*
Donald F. Colleran	39,054	84,148	*
All directors and executive officers as a group (21 persons)	20,256,013[9]	2,159,943	8.49%

* Less than 1% of FedEx's outstanding common stock.

(1) Reflects the number of shares that can be acquired at July 27, 2020, or within 60 days thereafter through the exercise of stock options. These shares are excluded from the column headed "Number of Shares," but included in the ownership percentages reported in the column headed "Percent of Class."

(2) Based on 261,997,423 shares outstanding on July 27, 2020.

(3) Includes 14,419,628 shares owned by Mr. Smith (as of July 27, 2020, 4,475,000 of such shares have been pledged as security by Mr. Smith), 4,141,280 shares owned by Frederick Smith Enterprise Company, Inc. ("Enterprise"), a family holding company (as of July 27, 2020, 105,000 of such shares have been pledged as security by Enterprise), 973,863 shares held through grantor retained annuity trusts and 736 shares owned by Mr. Smith's spouse. Regions Bank, Memphis, Tennessee, as trustee of a trust of which Mr. Smith is the lifetime beneficiary, holds 55% of Enterprise's outstanding stock, and Mr. Smith owns 45% directly. Includes 2,515 shares held in FedEx's retirement savings plan. Mr. Smith's business address is 942 South Shady Grove Road, Memphis, Tennessee 38120.

(4) Includes 1,000 shares owned by Susan P. Griffith Living Trust.

(5) Includes 7,250 shares owned by R. Brad Martin Family Foundation, 750 shares in children's trusts and 2,100 shares owned by Mr. Martin's spouse.

(6) Includes 23,350 shares owned by a family trust and 6,250 shares owned by Mr. Subramaniam's spouse.

(7) Includes 40,000 shares owned by family trusts and 469 shares held in FedEx's retirement savings plan.

(8) Includes 2,077 shares owned by Mr. Carter's spouse.

(9) Includes the shares reflected in footnotes 3-8 above, 379 shares held in FedEx's retirement savings plan, 8,804 shares held in trusts, and 22 stock units held in a deferred compensation plan. The stock units are payable in shares of FedEx common stock on a one-for-one basis.

Significant Stockholders

The following table lists certain persons known by FedEx to own beneficially more than five percent of FedEx's outstanding shares of common stock as of March 31, 2020.

	Amount and Nature of Beneficial Ownership	Percent of Class
Dodge & Cox 555 California Street, 40th Floor San Francisco, CA 94104	26,924,012[1]	10.3%
The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, Pennsylvania 19355	20,733,611[2]	7.91%
BlackRock, Inc. 55 East 52nd Street New York, New York 10055	17,395,116[3]	6.64%
PRIMECAP Management Company 177 East Colorado Boulevard, 11th Floor Pasadena, California 91105	13,731,889[4]	5.24%

(1) Dodge & Cox, a registered investment advisor, had sole voting power over 25,665,262 shares and sole investment power over all 26,924,012 shares.

(2) The Vanguard Group, Inc., a registered investment advisor, had sole voting power over 411,564 shares, sole investment power over 19,577,152 shares and shared investment power over 678,125 shares.

(3) BlackRock, Inc. is the parent holding company of certain institutional investment managers, which collectively had sole voting power over 15,097,001 shares and sole investment power over all 17,395,116 shares.

(4) PRIMECAP Management Company, a registered investment advisor, had sole voting power over 13,432,791 shares and sole investment power over all 13,731,889 shares.

Stockholder Proposals

PROPOSAL 4
Lobbying Activity and Expenditure Report

 Your Board of Directors recommends that you vote **"AGAINST"** this proposal.

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that the International Brotherhood of Teamsters General Fund, 25 Louisiana Avenue, N.W., Washington, D.C. 20001, the beneficial owner of 176 shares of FedEx common stock; the Sisters of the Order of St. Dominic of Grand Rapids, 2025 Fulton Street East, Grand Rapids, Michigan 49503, on behalf of the Sisters of St. Dominic Charitable Trust, the beneficial owner of 30 shares of FedEx common stock; and *As You Sow*, 2150 Kittredge Street, Suite 450, Berkeley, California 94704, on behalf of The George Gund Foundation, the beneficial owner of 19,920 shares of FedEx common stock, intend to present the following proposal for consideration at the annual meeting:

"**Whereas,** we believe full disclosure of FedEx's direct and indirect lobbying activities and expenditures is required to assess whether FedEx's lobbying is consistent with its expressed goals and in stockholders' best interests.

Resolved, the stockholders of FedEx request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by FedEx used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. FedEx's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of management's and the Board's decision-making process and oversight for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation, and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which FedEx is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Nominating & Governance Committee and posted on FedEx's website.

Supporting Statement:

FedEx spent over $132 million since 2010 on federal lobbying. This does not include state lobbying expenditures, where FedEx lobbies but disclosure is uneven or absent. For example, FedEx spent over $2.6 million lobbying in California since 2010. FedEx's lobbying on corporate taxes has drawn media attention. (https://www.nytimes.com/2019/11/17/business/how-fedex-cut-its-tax-bill-to-0.html)

FedEx sits on the board of the Chamber of Commerce, which spent over $1.5 billion on lobbying since 1998, and also belongs to the Business Roundtable (BRT), which is lobbying against shareholder rights to file resolutions. FedEx does not disclose its memberships in, or payments to, trade associations, or the amounts used for lobbying. FedEx does not disclose its membership in tax-exempt organizations that write and endorse model legislation, such as the American Legislative Exchange Council (ALEC).

We are concerned FedEx's lack of disclosure presents reputational risks when its lobbying contradicts company public positions. FedEx has drawn scrutiny for signing the BRT Statement on the Purpose of the Corporation, a commitment from CEOs for taking a broader view in creating long-term value for all stakeholders, yet also attends the ALEC annual conference. (*https://readsludge.com/2019/08/27/these-ceos-promised-to-be-socially-responsible-but-their-companies-are-pushing-alecs-right-wing-agenda*). FedEx uses the Global Reporting Initiative (GRI) for sustainability reporting, yet currently fails to report "any differences between its lobbying positions and any stated policies, goals, or other public positions" under GRI Standard 415, pertaining to risks associated with lobbying.

We believe the reputational damage stemming from this misalignment between general policy positions and actual direct and indirect lobbying efforts harms long-term value creation. Thus, we urge FedEx to expand its lobbying disclosure."

Board of Directors' Statement in Opposition

The Board of Directors and its Nominating & Governance Committee have considered this proposal and concluded that its adoption is unnecessary and not in the best interests of our stockholders.

The Board believes it is in the best interests of our stockholders for FedEx to be an effective participant in the political process. We are subject to extensive regulation at the federal and state levels and are involved in a number of legislative initiatives across a broad spectrum of policy areas that can have an immediate and dramatic effect on our business and operations. We ethically and constructively promote legislative and regulatory actions that further the business objectives of FedEx and attempt to protect FedEx from unreasonable, unnecessary or burdensome legislative or regulatory actions at all levels of government.

As more fully described in our policy regarding political contributions (which is available on the Governance & Citizenship page of the Investor Relations section of our website at *investors.fedex.com*), we actively participate in the political process and maintain memberships with a variety of trade associations with the ultimate goal of promoting and protecting the economic future of FedEx and our stockholders and employees. An important part of participating effectively in the political process is making prudent political contributions and focused lobbying expenditures — but only where permitted by applicable law. FedEx's political contributions and expenditures are made to further the best interests of the company and our stockholders and employees, and are made without regard to the personal political preferences of individual FedEx Board members, officers and employees.

Participation as a member of various trade associations comes with the understanding that we may not always agree with all of the positions of the organizations or other members. We believe the associations, however, take positions and address issues in a collective industry manner and often advance positions consistent with company interests that will help us provide strong financial returns and enhance long-term stockholder value.

We have practices in place to ensure the appropriate disclosure and oversight of our lobbying and political activities. Political contributions of all types are subject to extensive governmental regulation and public disclosure requirements, and FedEx is fully committed to complying with all applicable campaign finance laws. For example, under U.S. federal law, FedEx cannot directly support candidates for federal office, so we do not. While some states allow corporate contributions to state and local candidates or ballot issue campaigns, it is our policy not to make such contributions. We also do not make independent expenditures.

In addition, FedEx does not make corporate contributions to groups organized under section 501(c)(4) or section 527 of the Internal Revenue Code, other than membership dues, event sponsorships, and contributions to the organizational committees of the Democratic and Republican national party conventions, Democratic and Republican presidential and state gubernatorial inaugural committees, and the annual conferences of the Democratic and Republican Governors Associations. None of these expenditures are used to directly support any election-related activity or ballot initiatives at the federal, state or local level. These limited corporate expenditures are approved by the Corporate Vice President of Government and Regulatory Affairs, in consultation with appropriate members of FedEx senior management.

FedEx is already subject to extensive federal, state and local lobbying registration and public disclosure requirements. For example, FedEx files quarterly reports with the United States House of Representatives and Senate that disclose a list of our lobbying activities, and these reports are publicly available at *lobbyingdisclosure.house.gov/*.

We also have in place effective reporting and compliance procedures designed to ensure that our political contributions are made in accordance with applicable law, and we closely monitor the appropriateness and effectiveness of the political activities undertaken by the most significant trade associations in which we are a member. For example, we have policies that govern FedEx employee involvement in trade associations and accounting procedures that allow us to record and monitor these expenditures.

Our independent Nominating & Governance Committee assists the Board of Directors in oversight of FedEx's political activities. The Committee reviews and discusses with FedEx's Executive Vice President, General Counsel and Secretary, at least annually, the company's political activities, including political spending and lobbying activities and expenditures. The Committee also periodically reviews and discusses with management our policy on political contributions and approves any changes to this policy.

As a result of these policies and mandatory public disclosure requirements, the Board has concluded that ample public information exists regarding FedEx's political contributions and lobbying expenditures to alleviate the concerns cited in this proposal.

FedEx also provides an opportunity for its employees to participate in the political process by joining FedEx's non-partisan political action committee ("FedExPAC"). FedExPAC allows our employees to pool their financial resources to support federal, state and local candidates, campaigns and committees. The political contributions made by FedExPAC are funded entirely by the voluntary contributions of our employees. No corporate funds are used. Appropriate members of FedEx senior management decide which candidates, campaigns and committees FedExPAC will support based on a nonpartisan effort to advance and protect the best interests of the company and our stockholders and employees. All contributions are made without regard to the personal political preferences of individual FedEx Board members, officers and employees.

Moreover, FedExPAC's activities are subject to comprehensive regulation by federal, state and local governments, including detailed disclosure requirements, which include monthly reports filed with the Federal Election Commission. These reports are publicly available at *fec.gov* and include an itemization of FedExPAC's receipts and disbursements, including any political contributions, over a certain amount.

The Board believes the expanded disclosure requested in this proposal could place FedEx at a competitive disadvantage by revealing our strategies and priorities. Because parties with interests adverse to FedEx also participate in the political process to their business advantage, any unilateral expanded disclosure, above what is required by law and equally applicable to all similar parties engaged in public debate, could benefit those parties while harming the interests of FedEx and our stockholders. The Board believes any reporting requirements that go beyond those required under existing law should be applicable to all participants in the process, rather than FedEx alone (as the proponent requests).

In short, we believe this proposal is duplicative and unnecessary, as a comprehensive system of reporting and accountability for political contributions and lobbying expenditures already exists. If adopted, the proposal would apply only to FedEx and to no other company and would cause FedEx to incur undue cost and administrative burden, as well as competitive harm given the level of detail it seeks and the complexity of the political advocacy process, without commensurate benefit to our stockholders. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

PROPOSAL 5
Political Disclosure

 Your Board of Directors recommends that you vote **"AGAINST"** this proposal.

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, the beneficial owner of 100 shares of FedEx common stock, intends to present the following proposal for consideration at the annual meeting:

"Proposal 5 – Political Disclosure

Resolved, that shareholders request FedEx to prepare and semiannually update a report, which shall be presented to the pertinent board of directors committee and posted on the Company's website, that discloses the Company's:

(a) Policies and procedures for making electoral contributions and expenditures (direct and indirect) with corporate funds, including the board's role (if any) in that process; and

(b) Monetary and non-monetary contributions or expenditures that could not be deducted as an "ordinary and necessary" business expense under section 162(e)(1)(B) of the Internal Revenue Code, including (but not limited to) contributions or expenditures on behalf of candidates, parties, and committees and entities organized and operating under section 501(c)(4) of the Internal Revenue Code, as well as the portion of any dues or payments made to any tax-exempt organization (such as a trade association) used for an expenditure or contribution that, if made directly by the Company, would not be deductible under section 162(e)(1)(B) of the Internal Revenue Code.

The report shall be made available within 12 months of the annual meeting and identify all recipients and the amount paid to each recipient from Company funds. This proposal does not encompass lobbying spending.

Supporting Statement

As a long-term FedEx shareholder, I and other FedEx shareholders support transparency and accountability in corporate electoral spending. Disclosure is in the best interest of the Company and its shareholders. The Supreme Court recognized this in its 2010 Citizens United decision, which said, "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages."

Publicly available records show FedEx has contributed at least $1.1 million in corporate funds since the 2010 election cycle. (CQMoneyLine: http://moneyline.cq.com; National Institute on Money in State Politics: http://www.followthemoney.org).

I acknowledge that FedEx publicly discloses a policy on corporate political spending and its direct contributions to candidates, parties, and committees. I believe this is deficient because FedEx does not disclose the following:

▶ A full list of trade associations to which it belongs and the non-deductible portion under section 162(e)(1)(B) of the dues paid to each.

Information on indirect electoral spending through trade associations cannot be obtained by shareholders unless the Company discloses it. This proposal asks the Company to disclose all of its electoral spending, direct and indirect.

This would bring our company in line with a growing number of leading companies, including United Parcel Service, International Paper, and Microsoft, which present this information on their websites. The Company's Board and shareholders need comprehensive disclosure to be able to fully evaluate the use of corporate assets in elections.

Please vote For this critical governance reform:
Political Disclosure – Proposal 5"

Board of Directors' Statement in Opposition

The Board of Directors and its Nominating & Governance Committee have considered this proposal and concluded that its adoption is unnecessary and not in the best interests of our stockholders.

The Board believes it is in the best interests of our stockholders for FedEx to be an effective participant in the political process. We are subject to extensive regulation at the federal and state levels and are involved in a number of legislative initiatives across a broad spectrum of policy areas that can have an immediate and dramatic effect on our business and operations. We ethically and constructively promote legislative and regulatory actions that further the business objectives of FedEx and attempt to protect FedEx from unreasonable, unnecessary or burdensome legislative or regulatory actions at all levels of government.

As more fully described in our policy regarding political contributions (which is available on the Governance & Citizenship page of the Investor Relations section of our website at *investors.fedex.com*), we actively participate in the political process and maintain memberships with a variety of trade associations with the ultimate goal of promoting and protecting the economic future of FedEx and our stockholders and employees. An important part of participating effectively in the political process is making prudent political contributions — but only where permitted by applicable law. FedEx's political contributions and expenditures are made to further the best interests of the company and our stockholders and employees, and are made without regard to the personal political preferences of individual FedEx Board members, officers and employees.

Participation as a member of various trade associations comes with the understanding that we may not always agree with all of the positions of the organizations or other members. We believe the associations, however, take positions and address issues in a collective industry manner and often advance positions consistent with company interests that will help us provide strong financial returns and enhance long-term stockholder value.

We have practices in place to ensure the appropriate disclosure and oversight of our political activities. Political contributions of all types are subject to extensive governmental regulation and public disclosure requirements, and FedEx is fully committed to complying with all applicable campaign finance laws. For example, under U.S. federal law, FedEx cannot directly support candidates for federal office, so we do not. While some states allow corporate contributions to state and local candidates or ballot issue campaigns, it is our policy not to make such contributions. We also do not make independent expenditures.

In addition, FedEx does not make corporate contributions to groups organized under section 501(c)(4) or section 527 of the Internal Revenue Code, other than membership dues, event sponsorships, and contributions to the organizational committees of the Democratic and Republican national party conventions, Democratic and Republican presidential and state gubernatorial inaugural committees, and the annual conferences of the Democratic and Republican Governors Associations. None of these expenditures are used to directly support any election-related activity or ballot initiatives at the federal, state or local level. These limited corporate expenditures are approved by the Corporate Vice President of Government and Regulatory Affairs, in consultation with appropriate members of FedEx senior management.

We also have in place effective reporting and compliance procedures designed to ensure that our political contributions are made in accordance with applicable law, and we closely monitor the appropriateness and effectiveness of the political activities undertaken by the most significant trade associations in which we are a member. For example, we have policies that govern FedEx employee involvement in trade associations and accounting procedures that allow us to record and monitor these expenditures.

Our independent Nominating & Governance Committee assists the Board of Directors in oversight of FedEx's political activities. The Committee reviews and discusses with FedEx's Executive Vice President, General Counsel and Secretary, at least annually, the company's political activities, including political spending. The Committee also periodically reviews and discusses with management our policy on political contributions and approves any changes to this policy.

As a result of these policies and mandatory public disclosure requirements, the Board has concluded that ample public information exists regarding FedEx's political contributions to alleviate the concerns cited in this proposal.

FedEx also provides an opportunity for its employees to participate in the political process by joining FedEx's non-partisan political action committee ("FedExPAC"). FedExPAC allows our employees to pool their financial resources to support federal, state and local candidates, campaigns and committees. The political contributions made by FedExPAC are funded entirely by the voluntary contributions of our employees. No corporate funds are used. Appropriate members of FedEx senior management decide which candidates, campaigns and committees FedExPAC will support based on a nonpartisan effort to advance and protect the best interests of the company and our stockholders and employees. All contributions are made without regard to the personal political preferences of individual FedEx Board members, officers and employees.

Moreover, FedExPAC's activities are subject to comprehensive regulation by federal, state and local governments, including detailed disclosure requirements, which include monthly reports filed with the Federal Election Commission. These reports are publicly available at *fec.gov* and include an itemization of FedExPAC's receipts and disbursements, including any political contributions, over a certain amount.

The Board believes the expanded disclosure requested in this proposal could place FedEx at a competitive disadvantage by revealing our strategies and priorities. Because parties with interests adverse to FedEx also participate in the political process to their business advantage, any unilateral expanded disclosure, above what is required by law and equally applicable to all similar parties engaged in public debate, could benefit those parties while harming the interests of FedEx and our stockholders. The Board believes any reporting requirements that go beyond those required under existing law should be applicable to all participants in the process, rather than FedEx alone (as the proponent requests).

In short, we believe this proposal is duplicative and unnecessary, as a comprehensive system of reporting and accountability for political contributions already exists. If adopted, the proposal would apply only to FedEx and to no other company and would cause FedEx to incur undue cost and administrative burden, as well as competitive harm given the level of detail it seeks and the complexity of the political advocacy process, without commensurate benefit to our stockholders. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

PROPOSAL 6
Employee Representation on the Board of Directors

 Your Board of Directors recommends that you vote **"AGAINST"** this proposal.

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that the NorthStar Asset Management, Inc. Funded Pension Plan, PO Box 301840, Boston, Massachusetts 02130, the beneficial owner of 454 shares of FedEx common stock, intends to present the following proposal for consideration at the annual meeting:

"Employee Representation on the Board of Directors

WHEREAS: Our company's employees are crucial to our ability to offer shareholders continued return on their investment;

Shareholders are troubled by news related to our company's protection of employees during the COVID-19 pandemic. A recent news report alleged that "[t]he drivers who handle much of FedEx's delivery business say they are not getting the coronavirus protections and additional sick leave other U.S. delivery workers have been given." This provides an example of when leadership from rank-and-file employees on the board could have led to better integration of employees on oversight and implementation of responses that could have avoided undesirable press during a worldwide crisis;

The coronavirus pandemic highlights the importance of focusing on stakeholders, including employees, as critical participants in our company. This is further reinforced by the Business Roundtable's 2019 Statement on the Purpose of a Corporation which emphasized "a fundamental commitment to all of our stakeholders." Our company's CEO signed this statement;

Shareholders also suggest that our company take a lead on this issue prior to the potential passage of legislation that would require such a change. In 2018, the Accountable Capitalism Act was introduced into the U.S. Congress. This legislation, if passed, would require that certain company boards to "include substantial employee participation … ensur[ing] that no fewer than 40% of [a board's] directors are selected by the corporation's employees";

Academic analysis of a European system that requires employees on boards stated that it "offer[s] advantages for technical efficiency, skill development and knowledge generation through its protection of specific human capital investments";

Even the majority of Americans have been found to "support allowing employees at large companies to elect representatives to those companies' boards of directors…";

Shareholders believe that our company can advance long-term value creation through a diverse board that includes non-management employee representation.

RESOLVED: Shareholders of FedEx urge the Board of Directors to prepare a report to shareholders assessing whether and how there may be opportunities for the company to encourage or facilitate the inclusion of non-management employee representation on the Board.

SUPPORTING STATEMENT: The report should be prepared within one year, at reasonable cost and excluding proprietary and privileged information. The Board is encouraged, in its discretion, to assess:

1. Any legal, technical, practical, or organizational impediments to non-management employees gaining board nomination;
2. Benefits and challenges associated with board membership of non-management employees;
3. Opportunities or procedures through which non-management employees could gain nomination to the board, such as allocation of board slots or special board nomination processes for non-management employees, potential for building upon the company's existing proxy access provision, and any needed changes to corporate governance documents to accomplish such changes.

For purposes of this proposal, the term "non-management employees" should be understood to be employees that are neither management nor company executives."

Board of Directors' Statement in Opposition

The Board of Directors and its Nominating & Governance Committee have considered this proposal and concluded that its adoption is unnecessary and not in the best interests of our stockholders or employees.

We are strongly committed to providing a safe workplace for all team members and value team member input on safety matters. We are proud that FedEx is consistently recognized as one of the world's most admired companies and best places to work. For example, FedEx was ranked 14th on *FORTUNE* magazine's 2020 "World's Most Admired Companies" list – the 20th consecutive year FedEx has ranked among the top 20 on the list, with 15 of those years ranking among the top 10. FedEx was also named to *FORTUNE* magazine's list of the "100 Best Companies to Work For" in 2019, and listed as one of the "World's Best Employers" by *Forbes* in 2019.

Our greatest asset is our people. Our concern for the wellbeing of our team members during the COVID-19 pandemic is our top priority, as evidenced by the broad array of safety measures we have taken to protect them. We are also committed to providing a safe, healthy and alcohol- and drug-free workplace consistent with our longstanding Safety Above All philosophy, which is backed by strict policies, robust team member education and safety recognition awards, along with continued investments in technology. Regular team member engagement about safety is also key to ongoing improvement. For example, recent FedEx Express safety culture surveys have produced outstanding safety ideas from team members and found that team members remain very positive about the safety culture at FedEx Express. For additional information regarding our commitment to safety, see our 2020 Global Citizenship Report, which can be found at *sustainability.fedex.com*.

Our independent Nominating & Governance Committee, along with the full Board of Directors, is best positioned to identify, evaluate and recommend director nominees. An effective board of directors is composed of individuals with a diverse and complementary blend of experiences, skills and perspectives. Our independent Nominating & Governance Committee and Board of Directors are best situated to assess the particular qualifications of potential director nominees and determine whether they will contribute to an effective and well-rounded Board that operates openly and collaboratively to serve the best interests of all of our stockholders. Giving non-management employees priority in the director nomination process would seriously undercut the role of the Nominating & Governance Committee and the Board in one of the most crucial elements of corporate governance, the election of directors.

Our Nominating & Governance Committee has developed criteria and a process for identifying and recommending director candidates for election by our stockholders, which are set forth in our Corporate Governance Guidelines and discussed above under "Corporate Governance Matters – Process for Selecting Directors." In undertaking this responsibility, the Nominating & Governance Committee has a fiduciary duty to act in good faith for the best interests of FedEx and all of our stockholders. This process is designed to identify and nominate director candidates who possess a combination of skills, professional experience and diversity of backgrounds necessary to oversee our business and who can contribute to the overall effectiveness of our Board. With this process, we believe that our Nominating & Governance Committee and Board are able to achieve the optimal balance of director skills and qualifications that best serve FedEx and all of our stockholders.

Our stockholders can recommend prospective director candidates for the Nominating & Governance Committee's consideration. As discussed above under "Corporate Governance Matters – Process for Selecting Directors – Nomination Process – Nomination of Director Candidates," our Nominating & Governance Committee considers director nominees proposed by our stockholders. Nominees proposed by stockholders for the Committee's consideration are considered and evaluated in the same manner as a nominee recommended by a Board member, management, search firm or other persons.

We have a longstanding commitment to strong corporate governance practices and are required to have a majority of independent directors on our Board. We are committed to strong and effective corporate governance practices, which include having an independent Board of Directors. Reflective of our governance philosophy, our Corporate Governance Guidelines require that a majority of our directors be independent. Currently, except for our Chairman of the Board and Chief Executive Officer, Frederick W. Smith, and our President and Chief Operating Officer, Rajesh Subramaniam, all of our directors are independent. Adding a non-management employee to the Board would decrease the proportion of directors who qualify as independent and diminish Board independence.

FedEx promotes a culture in which team members provide feedback and raise their concerns to management. As stated in our Code of Conduct (which is available on the Governance & Citizenship page of the Investor Relations section of our website at *investors.fedex.com*), FedEx promotes a culture in which team members provide feedback and raise their concerns to management. This includes an open-door policy that encourages team members to communicate ideas and concerns directly to management or their primary contact at FedEx. In addition, the FedEx Alert Line allows team members to raise their concerns to management by providing anonymous and confidential reports 24 hours a day, 365 days a year online or by phone anywhere in the world to the extent permitted by applicable law. FedEx prohibits any form of retaliation for reporting concerns in good faith.

We take information communicated by team members through these channels seriously, including feedback about safety, culture, diversity, business practices and compliance, and regularly provide responses and updates on issues that employees raise. Our independent Compensation Committee assists the Board of Directors in the oversight of a wide range of key human capital management topics and engages with management to review and discuss key human capital management strategies and programs, including diversity and inclusion initiatives.

For these reasons, this proposal is unnecessary and not in the best interests of our stockholders or employees. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

PROPOSAL 7
Shareholder Right to Act by Written Consent

 Your Board of Directors recommends that you vote **"AGAINST"** this proposal.

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that Myra K. Young, 9295 Yorkship Court, Elk Grove, California 95758, the beneficial owner of 50 shares of FedEx common stock, intends to present the following proposal for consideration at the annual meeting:

"Proposal 7 - Right to Act by Written Consent

Resolved, FedEx Corporation ("FDX") shareholders request our board of directors undertake steps as necessary to permit written consent by shareholders entitled to cast the minimum number of votes necessary to authorize action at a meeting at which all shareholders entitled to vote are present and voting. This written consent is to be consistent with giving shareholders the fullest power to act by written consent consistent with applicable law, including the ability to initiate any topic for written consent consistent with applicable law.

Supporting Statement: Shareholder rights to act by written consent and special meetings are complimentary ways to bring urgent matters to the attention of management and shareholders outside the annual meeting cycle.

Many assume a false equivalency between rights of written consent and special meetings. However, any shareholder, regardless how many (or few) shares she owns, can seek to solicit written consents on a proposal.

By contrast, calling a special meeting may require a two-step process. A proponent who does not own the minimum shares required must first obtain support from other shareholders. Then, the proponent must distribute proxies. This two-step process can take more time and expense than soliciting written consents, especially when FedEx requires a 20% threshold, instead of 10% as provided for in Delaware law.

BlackRock's proxy voting guidelines for 2019 include the following:

> In exceptional circumstances and with sufficiently broad support, shareholders should have the opportunity to raise issues of substantial importance without having to wait for management to schedule a meeting. We therefore believe that shareholders should have the right to solicit votes by written consent provided that: 1) there are reasonable requirements to initiate the consent solicitation process (in order to avoid the waste of corporate resources in addressing narrowly supported interests); and 2) shareholders receive a minimum of 50% of outstanding shares to effectuate the action by written consent.

This topic is trending positively. Written consent won 47% support at United Rentals in 2018; 51% in 2019. At Flowserve 43% support in 2018; 51% in 2019. At Capital One Financial 44% support in 2018; 56% in 2019. The topic also recently won majorities at JetBlue, Cigna, Applied Materials, Nuance Communications, Netflix, Newell Brands, Gilead Sciences, L3 Technologies, Eastern Chemical Company, Kansas City Southern and HP.

Consider that, as of the day I submitted this proposal, FedEx stock lagged the NASDQ for the latest one-, two- and five-year periods. FedEx continues to limp along with a combined chairman and CEO while the rate of companies opting to separate the roles into different positions has hit record levels. More than half of the companies in the S&P 500 now have separate CEOs and chairmen, up from 35% in 2009. (https://www.wsj.com/articles/when-things-get-tough-companies-split-chairman-ceo-roles-11572778801)

FedEx should join hundreds of other companies that enable shareholders to act by written consent.

Increase Shareholder Value
Vote for Right to Act by Written Consent – Proposal 7"

Board of Directors' Statement in Opposition

The Board of Directors and its Nominating & Governance Committee have considered this proposal and concluded that its adoption is unnecessary and not in the best interests of our stockholders.

Our stockholders already have the ability to act outside of the annual meeting cycle. FedEx's existing corporate governance practices provide meaningful, year-round opportunities for stockholders to bring matters to the attention of the company, our Board of Directors and other stockholders. Subject to the terms of our Bylaws, holders of 20% or more of the company's common stock may call a special meeting, which allows for stockholder action between annual meetings in an orderly and equitable manner. The Board continues to believe a 20% ownership threshold for the right of stockholders to call a special meeting is a reasonable and appropriate balance between enhancing stockholder rights and protecting against the risk that a small minority of stockholders could initiate actions that are not in the best interests of all our stockholders.

Additionally, we have an active stockholder engagement program in which we meet regularly with our largest stockholders to discuss our business strategy, operations, sustainability and social responsibility programs, corporate governance, and executive compensation, as well as other topics of interest to them. During fiscal year 2020, we engaged with over 150 stockholders who represented, in the aggregate, approximately 55% of our outstanding common stock. Our stockholders also have the ability to communicate directly with any director (including our Lead Independent Director), any Board committee or the full Board. Our stockholder engagement efforts allow us to better understand our stockholders' priorities, perspectives and concerns, and enable the company to effectively address issues that matter most to our stockholders.

Our Board believes these avenues strike an appropriate balance between providing stockholders with a meaningful opportunity for action and protecting against a small minority of stockholders advancing their own special interests.

Requiring that stockholder action be taken at a meeting provides a more open, transparent and democratic way for our stockholders to exercise their rights. FedEx's Certificate of Incorporation provides that stockholder action must be effected at a duly called annual or special meeting and may not be effected by written consent. This provision is appropriate for a public company the size of FedEx because the communications and processes associated with a stockholder meeting are transparent, orderly and equitable and offer important protections and advantages that are absent from the written consent process, including:

▸ All stockholders have an opportunity to discuss concerns with other stockholders and with the Board and management and to participate in the stockholder vote;

▸ Meetings are held at a time, date and venue announced publicly in advance, and all stockholders receive prior notice of the meeting and are invited to attend and make their views known; and

▸ Accurate and complete information about the proposed stockholder action is widely distributed in the proxy statement before the meeting, which promotes a well-informed discussion on the merits of the proposed action, and the Board is able to analyze and provide a recommendation with respect to actions proposed to be taken.

Stockholder action by written consent has the potential for abuse and disenfranchisement of stockholders and could result in unnecessary expenses for the company. This proposal would enable a group of majority stockholders, including short-term or special interest stockholders, to take action — even significant action, such as electing new directors or agreeing to sell the company — without any fiduciary duties to, or input or a vote from, the other stockholders. This action could become effective without your knowledge and consent and without providing you with an opportunity to raise any objection or present your views.

Permitting stockholder action by written consent could also create substantial confusion and disruption in a widely held public company. Multiple groups of stockholders would be able to solicit written consents at any time and as frequently as they choose on a range of issues, some of which may be quite significant and may raise duplicative or conflicting viewpoints. This could lead to a chaotic state of corporate affairs and would impose significant administrative and financial burdens on the company while providing little or no corresponding benefit to stockholders.

In short, the Board believes that it is not in the best interests of FedEx and its stockholders to allow a group of majority stockholders to dictate decisions of the company without a meeting, as it could effectively disenfranchise minority stockholders and not allow for a full discussion of all views, and could result in substantial confusion for our stockholders.

Our corporate governance policies, including the right of stockholders to call a special meeting and a meaningful stockholder proxy access right, ensure that the Board of Directors is held accountable and provide stockholders with access to the Board. The Board believes that FedEx's highly effective corporate governance policies obviate any need for a group of stockholders to act by written consent. As discussed above, holders of 20% or more of the company's common stock may request a special meeting, and we maintain additional avenues for stockholder communication and input. In addition, our Bylaws include a proxy access provision. This provision allows a stockholder, or a group of up to 20 stockholders, owning at least 3% of FedEx's outstanding shares of common stock continuously for at least three years, to nominate and include in our proxy materials director nominees constituting up to two individuals or 20% of the current membership of the Board, whichever is greater, provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in the Bylaws.

The Board also is accountable to our stockholders through other shareholder rights that are embedded in our governing documents. For example:

▶ All directors are elected annually;

▶ Our Bylaws require that we use a majority-voting standard in uncontested director elections and include a resignation requirement for directors who fail to receive the required majority vote. The Bylaws also prohibit the Board from changing back to a plurality-voting standard without the approval of our stockholders;

▶ All supermajority stockholder voting requirements in our Certificate of Incorporation and Bylaws have been eliminated; and

▶ Our Bylaws require stockholder approval for any future "poison pill" prior to or within twelve months after adoption of the poison pill.

In addition, our stockholders currently have the right to:

▶ Communicate directly with any director (including our Lead Independent Director), any Board committee or the full Board;

▶ Propose director nominees to the Nominating & Governance Committee;

▶ Submit proposals like this one for inclusion in FedEx's proxy statement, subject to the rules and regulations of the Securities and Exchange Commission; and

▶ Submit other proposals, including nominations of other director candidates, directly at an annual meeting, subject to our Bylaws.

We believe that our existing corporate governance policies provide the appropriate balance between ensuring Board accountability to stockholders and enabling the Board to effectively oversee FedEx's business and affairs for the long-term benefit of stockholders. In addition, these policies provide our stockholders with meaningful access to Board members.

For these reasons, this proposal is unnecessary and not in the best interests of our stockholders. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

PROPOSAL 8
Integrating ESG Metrics into Executive Compensation

 Your Board of Directors recommends that you vote **"AGAINST"** this proposal.

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that the Comptroller of the State of New York, Thomas P. DiNapoli, as trustee of the New York State Common Retirement Fund, 59 Maiden Lane, 30th Floor, New York, New York 10038, the beneficial owner of 655,226 shares of FedEx common stock, intends to present the following proposal for consideration at the annual meeting:

"Integrating ESG Metrics into Executive Compensation

Resolved
Shareholders of FedEx Corporation (FedEx) urge the Board to report to shareholders, at reasonable cost and omitting proprietary information, if, and how, it plans to integrate ESG metrics into the performance measures of named executive officers under the company's compensation incentive plans. ESG is defined as the framework for understanding how environmental, social and governance considerations, and related financial impacts, are integrated into corporate strategy over the long term.

Supporting Statement
Strong management of ESG risks has a positive effect on long-term shareholder value. Failure to adequately manage and disclose performance on ESG issues can pose regulatory, legal, reputational and financial risks to a company and its shareholders.

According to the 2019 UN Global Compact CEO Study, 84% of executives from the world's largest companies cited a clear link between sustainability and business value and 66% of CEOs would agree to have their compensation linked to sustainability performance. A recent Mercer study found 30% of respondents use ESG metrics in their incentive compensation plans and 21% more are considering incorporating such metrics.

Effectively managing ESG issues offers positive opportunities for companies and should be a key metric by which executives are judged. By integrating ESG metrics into executive compensation, companies can reduce risks related to underperformance by incentivizing executives to meet sustainability goals, thereby achieving greater long-term value.

The Sustainability Accounting Standards Board identifies FedEx's ESG materiality issues as greenhouse gas emissions, air quality, labor practices, employee health and safety, supply chain management, and accident and safety management. While FedEx has taken steps to address these issues, it has not explicitly integrated ESG metrics into executive incentives, which could encourage executives to prioritize these goals.

For example, FedEx has adopted strong emission reduction goals. Integrating those related metrics into compensation may encourage executives to achieve these goals. Furthermore, FedEx has shown an interest in measuring a segment of overall named executive officers' performance based on diversity and inclusion for their incentive pay metrics. But FedEx provides no performance measures, goals, or results associated with this objective.

Shareholders are concerned that FedEx has also demonstrated weak performance related to several ESG issues that could impact long-term value, including:

▶ Lawsuits and controversies related to workers' rights and labor issues, including alleged misclassification of employees.

▶ Weak health and safety goals and performance related to lost time due to incidents and on the job fatalities.

▶ Executive compensation practices opposed by 24.9% of shareholders at its most recent advisory vote on executive compensation.

FedEx's performance on material ESG issues can impact long-term value. FedEx should explain if and how it plans to improve performance by integrating ESG metrics into executive compensation assessments."

Board Of Directors' Statement in Opposition

The Board of Directors and its Compensation and Nominating & Governance Committees have considered this proposal and concluded that its adoption is unnecessary and not in the best interests of our stockholders.

Performance measures under our executive compensation program already include ESG metrics. As discussed under "Executive Compensation — Compensation Discussion and Analysis" beginning on page 39, given the economic and business uncertainty resulting from the COVID-19 pandemic, there will not be an annual incentive compensation (AIC) plan for executive officers for fiscal 2021. However, in a typical year, payouts to executive officers under our AIC program are based on the achievement of corporate financial performance objectives (adjusted consolidated operating income for fiscal 2020). In addition, each executive officer has individual performance objectives established at the beginning of each fiscal year that are designed to further the company's business objectives and strategies. Each executive officer's individual performance objectives include goals related to the company's corporate social responsibility (CSR) programs and activities. Other individual performance objectives for the executive officers vary by management level and operating company and include those related to promoting and furthering our employees' health and safety, the company's commitment to diversity and inclusion, and the company's People-Service-Profit culture.

The independent Board members, based upon the recommendation of the Compensation Committee, may adjust upward or downward the Chairman of the Board and Chief Executive Officer's formulaic AIC payout based on the achievement of financial performance metrics, or determine that no AIC payout is justified, based on their annual evaluation of his performance taking into consideration many factors, including the quality and effectiveness of his leadership and the achievement of his individual objectives. The Chairman of the Board and Chief Executive Officer and the President and Chief Operating Officer, as applicable, may adjust each non-CEO executive officer's AIC payout downward, or determine that no AIC payout is justified, based on his determination of the officer's achievement level of his or her individual performance objectives, which is reviewed by the Compensation Committee.

In short, ESG metrics are already included as a performance measure under our AIC program. Further incorporating explicit ESG metrics into our incentive compensation plans, as requested by the proposal, is not necessary to further encourage our executive officers to prioritize these goals.

Our independent Compensation Committee, along with the full Board of Directors, is best positioned to determine the appropriate performance metrics for our incentive compensation plans. Our executive compensation program is designed to retain and attract highly qualified and effective executive officers and to motivate them to substantially contribute to FedEx's future success for the long-term benefit of our stockholders and to appropriately reward them for doing so. Our Board of Directors and Compensation Committee believe that there should be a strong relationship between pay and corporate performance (including financial results and stock price), and our executive compensation program reflects this belief.

Our Board of Directors is responsible for the compensation of our executive officers. The purpose of the Board's Compensation Committee, which is composed solely of independent directors, is to help discharge this responsibility by, among other things:

▶ Reviewing and discussing with management the factors underlying our compensation policies and decisions, including overall compensation objectives;

▶ Reviewing and discussing with management the relationship between the company's compensation policies and practices and the company's risk management, including the extent to which those policies and practices create risks for the company;

▶ Reviewing and approving all company goals and objectives (both financial and non-financial) relevant to the compensation of the Chairman of the Board and Chief Executive Officer; and

▶ Reviewing the performance evaluations of all other members of executive management (the Chairman of the Board and Chief Executive Officer and the President and Chief Operating Officer are responsible for the performance evaluations of the non-CEO executive officers who report to them).

In furtherance of its responsibilities, the Compensation Committee has engaged an independent consultant to assist it in evaluating the company's executive compensation programs. In particular, the independent consultant assists the Compensation Committee in the development and review of FedEx's incentive compensation programs, including commenting on performance measures and the goal-setting process.

Given this governance framework, our independent Compensation Committee and Board of Directors are best situated to design incentive compensation programs and determine the underlying financial and other performance metrics that most effectively further the company's business objectives, enhance long-term stockholder value, and align executive officer and stockholder interests.

Our CSR programs are designed to benefit the global economy, our people, and the environment, and FedEx is widely recognized for its commitment to sustainability. Our culture, principles, and emphasis on long-term performance have guided our company since our founding nearly five decades ago. Similarly, our CSR programs emphasize long-term performance that creates lasting, positive value for our business and society. Key elements of our CSR strategy include environmental efficiency innovations, a sustainable supply chain, our "Safety Above All" commitment for all our operations, a diverse and inclusive workplace, and the robust giving and volunteering platform known as FedEx Cares. We have aligned our CSR platform with our company's mission and values and embedded it into our strategies, governance, operations, systems, and culture. We conduct regular CSR materiality assessments to make sure we remain focused on the right CSR priorities for the benefit of our business, our customers, our team members, our stockholders, and other key stakeholders.

Our 2020 Global Citizenship Report details our CSR strategies, goals, programs, and progress and can be found at *sustainability.fedex.com*.

FedEx's strong reputation and commitment to sustainability have earned the company numerous awards and recognition. For example, FedEx was ranked 14th on *FORTUNE* magazine's 2020 "World's Most Admired Companies" list – the 20th consecutive year FedEx has ranked among the top 20 on the list, with 15 of those years ranking among the top 10. We also were named one of "America's Most Responsible Companies" by *Newsweek* in 2020, ranking higher than any other "Travel, Transport & Logistics" company included on the list. In addition, we were recognized in 2020 by CDP (formerly known as the Carbon Disclosure Project) for our sustainability and emissions management efforts, receiving an "A-" score in the prestigious "CDP Climate Change Disclosure Ranking."

Given that sustainable performance is inherent in our mission, philosophy and long-term strategy and embedded in our culture and daily operations, incorporating specific ESG performance metrics into our executive compensation program is not necessary.

Our Board of Directors and its committees provide strong oversight of our global CSR initiatives. The FedEx Board of Directors and its committees oversee our global CSR initiatives. The Board is responsible for reviewing and overseeing our culture and evaluating management's efforts to align corporate culture with our stated values and long-term strategy. Additionally, the Board has delegated to each of its committees responsibility for the oversight of specific aspects of our corporate culture and other CSR activities that fall within the committee's areas of responsibility. For example:

► The Nominating & Corporate Governance Committee reviews and discusses CSR and sustainability strategies and programs and management of sustainability-related risks with senior leadership, including our Chief Sustainability Officer;

► The Compensation Committee reviews and discusses with management the company's key human capital management strategies and programs, including diversity and inclusion initiatives; and

► The Audit Committee reviews the implementation and effectiveness of the company's corporate integrity and compliance programs.

The Board's active oversight of the company's culture and CSR programs ensures that these programs are appropriately prioritized and obviates any need for further incorporating ESG performance metrics into our executive compensation program.

For these reasons, adoption of this proposal is duplicative and unnecessary and not in the best interests of our stockholders. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

Information About the Annual Meeting

Why am I receiving these proxy materials?

We have made these materials available to you or delivered paper copies to you by mail because you are a FedEx stockholder of record as of July 27, 2020, and FedEx's Board of Directors is soliciting your proxy to vote your shares at the 2020 annual meeting of stockholders. This proxy statement includes information that we are required to provide to you under SEC rules and is designed to assist you in voting your shares.

What is a proxy?

A proxy is your legal designation of another person to vote the stock you own. The person you designate is called a proxy. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card. By submitting your proxy (either by voting electronically on the Internet or by telephone or by signing and returning a proxy card), you authorize Mark R. Allen, FedEx's Executive Vice President, General Counsel and Secretary, and Alan B. Graf, Jr., FedEx's Executive Vice President and Chief Financial Officer, to represent you and vote your shares at the meeting in accordance with your instructions. They also may vote your shares to adjourn the meeting and will be authorized to vote your shares at any postponements or adjournments of the meeting.

What is included in the proxy materials?

The proxy materials for our 2020 annual meeting of stockholders include the Notice of 2020 Annual Meeting of Stockholders (the "Annual Meeting Notice"), this proxy statement (the "Proxy Statement"), and FedEx's Annual Report to Stockholders for the year ended May 31, 2020 (the "Annual Report"). If you receive a paper copy of the proxy materials, a proxy card or voting instruction form and pre-paid return envelope are also included. The Annual Meeting Notice (which is included in the Proxy Statement), Proxy Statement and Annual Report are being made available at www.proxyvote.com and are being mailed, along with the accompanying proxy card or voting instruction form, to applicable stockholders beginning on or about August 10, 2020.

Why did I receive a notice regarding the internet availability of proxy materials instead of a full set of proxy materials?

We are furnishing proxy materials to our stockholders primarily through notice-and-access delivery pursuant to SEC rules. As a result, beginning August 10, 2020, we are mailing to many of our stockholders a Notice Regarding the Internet Availability of Proxy Materials (the "Notice of Internet Availability") containing instructions on how to access the proxy materials on the Internet. Stockholders who have affirmatively requested electronic delivery of our proxy materials will receive instructions via email regarding how to access these materials electronically. All other stockholders, including stockholders who have previously requested to receive a paper copy of the materials, will receive a full paper set of the proxy materials by mail. Using the notice-and-access method of proxy delivery expedites receipt of proxy materials by our stockholders, reduces the cost of producing and mailing the full set of proxy materials and helps us contribute to sustainable practices.

If you receive a Notice of Internet Availability by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the notice instructs you on how to access the proxy materials and vote on the Internet. If you received a notice by mail and would like to receive paper copies of our proxy materials in the mail, you may call 1-800-579-1639 or send an email to sendmaterial@proxyvote.com to request a printed copy of our proxy materials.

Who is entitled to vote at the annual meeting?

The record date for the meeting is July 27, 2020. Only stockholders of record at the close of business on that date are entitled to vote at the meeting. The only class of stock entitled to be voted at the meeting is FedEx common stock. Each outstanding share of common stock is entitled to one vote for all matters before the meeting. At the close of business on the record date there were 261,997,423 shares of FedEx outstanding common stock.

What is the difference between holding shares as a stockholder of record and as a beneficial owner? Am I entitled to vote if my shares are held in "street name"?

If your shares are registered in your name with FedEx's transfer agent, Computershare Trust Company, N.A., you are the "stockholder of record" (or "registered stockholder") of those shares, and the Notice of Internet Availability or proxy materials have been provided directly to you by FedEx.

If your shares are held by a bank, brokerage firm or other nominee, you are considered the "beneficial owner" of shares held in "street name." If your shares are held in street name, the Notice of Internet Availability or proxy materials (including a voting instruction form) are being forwarded to you by your bank, brokerage firm or other nominee (the "bank or broker"). As the beneficial owner, you have the right to direct your bank or broker how to vote your shares by following the instructions on the Notice of Internet Availability or voting instruction form for voting on the Internet or by telephone (if made available by your bank or broker with respect to any shares you hold in street name), or by completing and returning the voting instruction form, and the bank or broker is required to vote your shares in accordance with your instructions.

If you do not give voting instructions, your broker will nevertheless be entitled to vote your shares in its discretion on the ratification of the appointment of the independent registered public accounting firm (Proposal 3). Absent your instructions, the broker will not be permitted, however, to vote your shares on the election of directors (Proposal 1), the advisory vote to approve named executive officer compensation (Proposal 2), or the adoption of the five stockholder proposals (Proposals 4 through 8), and your shares will be considered "broker non-votes" on those proposals. See " — How will broker non-votes be treated?" below.

What does it mean if I receive more than one Notice of Internet Availability, proxy card or voting instruction form?

If you receive more than one Notice of Internet Availability, proxy card or voting instruction form that means your shares are registered differently and are held in more than one account. To ensure that all your shares are voted, please vote each account over the Internet or by telephone (if made available by the bank or broker with respect to any shares you hold in street name), or sign and return by mail all proxy cards and voting instruction forms.

How many shares must be present to hold the meeting?

A quorum must be present at the meeting for any business to be conducted. The presence at the meeting, in person (online) or represented by proxy, of the holders of a majority of the shares of outstanding common stock on the record date will constitute a quorum. Proxies received but marked as abstentions or treated as broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

What if a quorum is not present at the meeting?

If a quorum is not present at the meeting, the holders of a majority of the shares entitled to vote at the meeting who are present, online or represented by proxy, or the chairman of the meeting, may adjourn the meeting until a quorum is present. The time and place of the adjourned meeting will be announced at the time the adjournment is taken, and no other notice will be given.

How can stockholders help FedEx reduce mailing costs?

If you vote on the Internet, you may elect to have next year's proxy materials delivered to you electronically. We strongly encourage you to enroll in electronic delivery. Opting to receive your proxy materials electronically will reduce the cost of producing and mailing documents and help us contribute to sustainable practices.

How do I vote?



You may vote on the Internet or by telephone

If you are a registered stockholder, you may vote on the Internet or by telephone by following the instructions included on the Notice of Internet Availability or proxy card. If you vote on the Internet or by telephone, you do not have to mail in a proxy card. If you are the beneficial owner of shares held in street name, you still may be able to vote your shares electronically on the Internet or by telephone. The availability of Internet and telephone voting will depend on the voting process of your bank or broker. We recommend that you follow the instructions set forth on the Notice of Internet Availability or voting instruction form provided to you.



You may vote by mail

If you properly complete, sign and date a proxy card or voting instruction form provided to you and return it in the envelope provided, it will be voted in accordance with your instructions. The enclosed envelope requires no additional postage if mailed in the United States.

All stockholders of record can vote by written proxy card. If you are a stockholder of record and receive the Notice of Internet Availability, you may request a written proxy card by following the instructions included on the notice. If you are a beneficial owner, you may request a voting instruction form from your bank or broker.



You may vote online during the virtual meeting

You may vote online during the virtual meeting by following the instructions provided at www.virtualshareholdermeeting.com/FDX2020 and entering the 16-digit control number on your Notice of Internet Availability, proxy card or voting instructions form when you access the virtual meeting website.

How do I vote my shares held in a FedEx employee stock purchase plan or benefit plan?

If you own shares of FedEx common stock through a FedEx or subsidiary employee stock purchase plan or benefit plan (a "FedEx benefit plan holder"), you can direct the record holder or the plan trustee to vote the shares held in your account in accordance with your instructions by completing any proxy card or voting instruction card you receive in the mail and returning it in the envelope provided or by registering your instructions via the Internet or telephone as directed on the Notice of Internet Availability or proxy card you receive. If you register your voting instructions by telephone or on the Internet, you do not have to mail in the proxy card. In order to instruct a record holder or plan trustee on the voting of shares held in your account, your instructions must be received by Wednesday, September 16, 2020. If your voting instructions are not received by that date, each plan trustee will vote your shares in the same proportion as the plan shares for which voting instructions have been received.

Do I have to register in advance to attend the meeting?

Due to concerns relating to the COVID-19 outbreak, we will have a virtual-only annual meeting of stockholders in 2020. The meeting will be conducted exclusively via live audio webcast. You do not have to register in advance to attend the virtual meeting. To participate in the virtual meeting, please visit www.virtualshareholdermeeting.com/FDX2020 and enter the 16-digit control number included in your Notice of Internet Availability, on your proxy card, or on the voting instruction form that accompanied your proxy materials. You may begin to log into the meeting platform at 7:45 a.m. Central Time on Monday, September 21, 2020. The meeting will begin promptly at 8:00 a.m. Central Time on September 21, 2020. See the following question " — Who can attend the meeting?" and "Virtual Meeting Information" below for additional details.

Who can attend the meeting?

Stockholders of record and "street name" holders at the close of business on July 27, 2020 can attend the meeting by accessing www.virtualshareholdermeeting.com/FDX2020 and entering the 16-digit control number included in the proxy materials previously received. Please note that the www.virtualshareholdermeeting.com/FDX2020 website will not be active until approximately two weeks before the meeting date.

If you do not have a 16-digit control number, you may still attend the meeting as a guest in listen-only mode. To attend as a guest, please access www.virtualshareholdermeeting.com/FDX2020 and enter the information requested on the screen to register as a guest. Please note that you will not have the ability to ask questions, vote or examine the list of stockholders during the meeting if you participate as a guest. See "Virtual Meeting Information" below for additional details.

Can I change my vote after I submit my proxy?

Yes, if you are a registered stockholder you may revoke your proxy and change your vote prior to the completion of voting at the meeting by:

▶ a later-dated vote on the Internet or by telephone or submitting a valid, later-dated proxy card in a timely manner (the latest-dated, properly completed proxy that you submit in a timely manner, whether on the Internet, by telephone or by mail, will count as your vote); or

▶ giving written notice of such revocation to the Secretary of FedEx prior to the meeting or by voting online at the annual meeting by entering the 16-digit control number found on your proxy card, voting instruction form or Notice of Internet Availability, as applicable.

Your attendance at the meeting itself will not revoke your proxy unless you give written notice of revocation to the Secretary before your proxy is voted or you vote online at the virtual meeting.

Will my vote be kept confidential?

Yes, your vote will be kept confidential and not disclosed to FedEx unless:

▶ required by law;

▶ necessary to assert or defend claims for or against the company;

▶ you expressly request disclosure of your vote;

▶ you communicate your vote to management by following the instructions on your proxy card; or

▶ there is a proxy contest.

Who will count the votes?

Broadridge Investor Communication Solutions, Inc. ("Broadridge") will tabulate and certify the votes. A representative of Broadridge will serve as the inspector of election.

What if I am a registered stockholder and do not specify how my shares are to be voted on my proxy card?

If you sign and properly submit a proxy card but do not indicate any voting instructions, your shares will be voted:

▶ FOR the election of each of the twelve nominees named in this proxy statement to the Board of Directors;

▶ FOR the advisory proposal to approve named executive officer compensation;

▶ FOR the ratification of the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm; and

▶ AGAINST each of the five stockholder proposals.

Will any other business be conducted at the meeting?

We know of no other business to be conducted at the meeting. FedEx's Bylaws require stockholders to give advance notice of any proposal intended to be presented at the meeting. The deadline for this notice has passed and we did not receive any such notice. If any other matter properly comes before the stockholders for a vote at the meeting, the proxy holders will vote your shares in accordance with their best judgment.

What happens if a director nominee does not receive the required majority vote?

Each nominee is a current director who is standing for reelection. Accordingly, each nominee has tendered an irrevocable resignation from the Board of Directors that will take effect if the nominee does not receive the required majority vote and the Board accepts the resignation. If the Board accepts the resignation, the nominee will no longer serve on the Board of Directors, and if the Board rejects the resignation, the nominee will continue to serve until his or her successor has been duly elected and qualified or until his or her earlier disqualification, death, resignation or removal. See "Process for Selecting Directors — Nomination Process — Majority-Voting Standard for Director Elections" above.

What happens if a director nominee is unable to stand for election?

If a director nominee named in this proxy statement is unable to stand for election, the Board of Directors may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders may vote your shares for the substitute nominee.

What happens if a stockholder proposal is approved?

Approval of a stockholder proposal would merely serve as a recommendation to the Board to take the necessary steps to implement such proposal.

What is the effect of a stockholder not casting a vote?

If you are a registered stockholder and you do not vote electronically on the Internet or by telephone or sign and return your proxy card, no votes will be cast on your behalf on any of the items of business at the meeting.

If you hold your shares in street name and you do not instruct your bank or broker how to vote your shares, your broker may vote your shares in its discretion on the ratification of the appointment of the independent registered public accounting firm, but will not be allowed to vote your shares on any of the other proposals. See "— How will broker non-votes be treated" below.

How will abstentions be treated?

Abstentions will have no effect on the election of directors (Proposal 1). For each of the other proposals (Proposals 2 through 8), abstentions will be treated as shares present for quorum purposes and entitled to vote, so they will have the same practical effect as votes against the proposal.

How will broker non-votes be treated?

If your shares are held in street name, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank or broker by the deadline provided in the materials you receive from your bank or broker.

If you hold your shares in street name and you do not instruct your broker how to vote your shares, your broker may vote your shares in its discretion on the ratification of the appointment of the independent registered public accounting firm (Proposal 3). Your shares will be treated as broker non-votes on all the other proposals, including the election of directors (Proposal 1).

Broker non-votes will be treated as shares present for quorum purposes, but not entitled to vote. Thus, absent voting instructions from you, your broker may not vote your shares on the election of directors (Proposal 1), the advisory vote to approve named executive officer compensation (Proposal 2), or the adoption of the five stockholder proposals (Proposals 4 through 8). A broker non-vote with respect to these proposals will not affect their outcome.

Will the meeting be webcast?

The annual meeting of stockholders will be a virtual meeting, conducted exclusively via live audio webcast at www.virtualshareholdermeeting.com/FDX2020, and is available to FedEx's stockholders as of the record date. Guests may also attend the virtual meeting. A replay of the annual meeting will be available on the News & Events page of the Investor Relations section of our website (investors.fedex.com) approximately 24 hours after the meeting ends and will remain available on our website for at least one month following the meeting.

Virtual Meeting Information

Due to concerns relating to the COVID-19 outbreak, the annual meeting of stockholders in 2020 will be a virtual meeting, conducted exclusively via live audio webcast at www.virtualshareholdermeeting.com/FDX2020. There will not be a physical location for the annual meeting, and you will not be able to attend the meeting in person.

To participate in the virtual meeting, please visit www.virtualshareholdermeeting.com/FDX2020 and enter the 16-digit control number included in your Notice of Internet Availability, on your proxy card, or on the voting instruction form that accompanied your proxy materials. You may begin to log into the meeting platform beginning at 7:45 a.m. Central Time on Monday, September 21, 2020. The meeting audio webcast will begin promptly at 8:00 a.m. Central Time on September 21, 2020.

The virtual meeting platform is fully supported across browsers and devices running the most updated version of applicable software and plug-ins. Please ensure that you have a strong Wi-Fi connection wherever you intend to participate in the meeting. Please also give yourself sufficient time to log-in and ensure you can hear the streaming audio before the meeting starts.

You may also submit questions in advance of the annual meeting of stockholders beginning on September 4, 2020 by logging into www.proxyvote.com and entering your 16-digit control number. Once past the log-in screen, click on "Question for Management," type in the question, and click "Submit." Alternatively, stockholders will be able to submit questions live during the virtual meeting by typing the question into the "Ask a Question" field, and clicking submit. We will answer questions that comply with the meeting rules of conduct during the annual meeting of stockholders, subject to time constraints. If we receive substantially similar questions, we will group such questions together. Questions relevant to meeting matters that we do not have time to answer during the meeting will be posted to our website following the meeting. Questions regarding personal matters or matters not relevant to meeting matters will not be answered.

If you do not have a 16-digit control number, you may still attend the meeting as a guest in listen-only mode. To attend as a guest, please access www.virtualshareholdermeeting.com/FDX2020 and enter the information requested on the screen to register as a guest. Please note that you will not have the ability to ask questions, vote, or examine the list of stockholders during the meeting if you participate as a guest. An archived copy of the audio webcast will be made available on our website (investors.fedex.com) after the meeting, and will remain available for at least one month following the meeting.

If you encounter any technical difficulties with the virtual meeting website on the meeting day, please call the technical support number that will be posted on the virtual meeting log-in page. Technical support will be available starting at 7:45 a.m. Central Time and until the meeting has finished.

At this time, we do not intend for this to be a permanent shift from in-person meetings.

Additional Information

General Information

The principal executive offices of FedEx Corporation are located at 942 South Shady Grove Road, Memphis, Tennessee 38120.

FedEx's Annual Report to Stockholders for the fiscal year ended May 31, 2020, which includes FedEx's fiscal 2020 audited consolidated financial statements, accompanies this proxy statement. Although the Annual Report is being distributed with this proxy statement, it does not constitute a part of the proxy solicitation materials and is not incorporated by reference into this proxy statement. In addition, the information on any website referenced in this proxy statement, including fedex.com, investors.fedex.com and sustainability.fedex.com, is not deemed to be part of or incorporated by reference into this proxy statement.

Proxy Solicitation

FedEx will bear all costs of this proxy solicitation. In addition to soliciting proxies by this distribution, our directors, officers and regular employees may solicit proxies personally or by mail, telephone, facsimile or other electronic means, for which solicitation they will not receive any additional compensation. FedEx will reimburse brokerage firms, custodians, fiduciaries and other nominees for their out-of-pocket expenses in forwarding solicitation materials to beneficial owners upon our request. FedEx has retained Morrow Sodali LLC, 470 West Ave., Stamford, CT 06902, to assist in the solicitation of proxies for a fee of $12,500 plus reimbursement of certain disbursements and expenses.

Householding

We have adopted a procedure approved by the SEC called "householding." Under this procedure, stockholders of record who have the same address and last name and do not participate in electronic delivery will receive only one copy of the Notice of Internet Availability or proxy materials, unless contrary instructions have been received from one or more of these stockholders. This procedure will reduce our printing costs and postage fees.

Stockholders who participate in householding and receive full sets of the proxy materials will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings.

If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of the Notice of Internet Availability or multiple sets of proxy materials, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of the Notice of Internet Availability or the proxy materials for your household, please contact our transfer agent at Computershare Trust Company, N.A. (for overnight mail delivery: 462 South 4th Street, Suite 1600, Louisville, Kentucky 40202; for regular mail delivery: P.O. Box 505000, Louisville, Kentucky 40233-5000; by telephone: in the U.S. or Canada, 1-800-446-2617; outside the U.S. or Canada, 1-781-575-2723).

If you participate in householding and wish to receive a separate copy of the Notice of Internet Availability or the proxy materials, or if you do not wish to participate in householding and prefer to receive separate copies of future Notices of Internet Availability or sets of proxy materials, please contact Computershare as indicated above. A separate copy of the Notice of Internet Availability or the proxy materials will be delivered promptly upon request.

Beneficial owners of shares held in street name can request information about householding from their banks, brokerage firms or other holders of record.

Stockholder Proposals and Director Nominations for 2021 Annual Meeting

Stockholder Proposals for 2021 Annual Meeting

Stockholder proposals (other than director nominations) intended to be presented at FedEx's 2021 annual meeting must be received by FedEx no later than April 12, 2021 and must comply with applicable SEC rules, including Rule 14a-8, to be eligible for inclusion in FedEx's proxy materials for next year's meeting. Proposals should be addressed to FedEx Corporation, Attention: Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120.

For any proposal that is not submitted for inclusion in next year's proxy statement (as described in the preceding paragraph or in the proxy access director nominations section below), but is instead sought to be presented directly at the 2021 annual meeting, including director nominations, FedEx's Bylaws require stockholders to give advance notice of such proposals. The required notice, which must include the information and documents set forth in the Bylaws, must be given no more than 120 days and no less than 90 days in advance of the anniversary date of the immediately preceding annual meeting. Accordingly, with respect to our 2021 annual meeting of stockholders, our Bylaws require notice to be provided to the Corporate Secretary at the address listed above, as early as May 24, 2021, but no later than June 23, 2021.

Proxy Access Director Nominations

Our proxy access bylaw permits up to 20 stockholders owning 3% or more of FedEx's outstanding voting stock continuously for at least three years to nominate and include in FedEx's proxy materials director nominees constituting up to two individuals or 20% of the Board, whichever is greater, provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in the Bylaws.

FedEx's Bylaws require stockholders to give advance notice of any proxy access director nomination. The required notice, which must include the information and documents set forth in the Bylaws, must be given no more than 150 days and no less than 120 days prior to the anniversary of the date that FedEx mailed its proxy statement for the prior year's annual meeting of stockholders. Accordingly, with respect to our 2021 annual meeting of stockholders, our Bylaws require notice to be provided to the Corporate Secretary at the address listed above, as early as March 13, 2021, but no later than April 12, 2021.

Additional Information

Our Bylaws are available under "Policies & Guidelines" on the Governance & Citizenship page of the Investor Relations section of our website at investors.fedex.com. Except as otherwise provided by law, the chairman of the meeting will declare out of order and disregard any nomination or other business proposed to be brought before the meeting by a stockholder that is not made in accordance with our Bylaws.

By order of the Board of Directors,

MARK R. ALLEN
Executive Vice President,
General Counsel and Secretary

Appendix A

Companies in Director Compensation Comparison Survey Group

3M Company
Abbott Laboratories
AbbVie Inc.
Accenture plc
Albertsons Companies, Inc.
Alimentation Couche-Tard Inc.
The Allstate Corporation
Altria Group, Inc.
American Airlines Group Inc.
American Express Company
American International Group, Inc.
Anheuser-Busch InBev SA/NV
Anthem, Inc.
Archer-Daniels-Midland Company
Arrow Electronics, Inc.
Bank of America Corporation
Best Buy Co., Inc.
BHP Group Limited
Centene Corporation
Charter Communications, Inc.
CHS Inc.
Chubb Limited
CIGNA Corporation
Cisco Systems, Inc.
Citigroup Inc.
The Coca-Cola Company
ConocoPhillips
Danone SA
Deere & Company
Dell Technologies Inc.
Delta Air Lines, Inc.
Dollar General Corporation
Enbridge Inc.

Energy Transfer L.P.
Enterprise Products Partners L.P.
Exelon Corporation
Facebook, Inc.
Flex Ltd.
General Dynamics Corporation
The Goldman Sachs Group, Inc.
HCA Healthcare, Inc.
Hewlett Packard
    Enterprise Company
Honeywell International Inc.
HP Inc.
Humana Inc.
Intel Corporation
International Business
    Machines Corporation
INTL FCStone Inc.
Johnson & Johnson
Johnson Controls International plc
Lenovo Group Ltd.
Loblaw Companies Limited
Lockheed Martin Corporation
Lowe's Companies, Inc.
LyondellBasell Industries N.V.
Marathon Petroleum Corporation
Medtronic Public Limited Company
Merck & Co., Inc.
MetLife, Inc.
Micron Technology Inc.
Mondelez International, Inc.
Morgan Stanley
Nestlé S.A.
NIKE, Inc.

Northrop Grumman Corporation
Nucor Corporation
Oracle Corporation
PBF Energy Inc.
PepsiCo, Inc.
Pfizer Inc.
Philip Morris International Inc.
Plains All American Pipeline, L.P.
The Procter & Gamble Company
The Progressive Corporation
Prudential Financial, Inc.
Publix Super Markets, Inc.
Raytheon Company
Roche Holding AG
Royal Bank of Canada
Schlumberger N.V.
Sprint Corporation
Sysco Corporation
Target Corporation
Tech Data Corporation
The TJX Companies, Inc.
T-Mobile US, Inc.
The Travelers Companies, Inc.
Twenty-First Century Fox, Inc.
Tyson Foods, Inc.
Unilever N.V.
United Airlines Holdings, Inc.
United Parcel Service, Inc.
United Technologies Corporation
Vodafone Group Public
    Limited Company
The Walt Disney Company
Wells Fargo & Company

Companies in Executive Compensation Comparison Survey Group

3M Company
7-Eleven Inc.
Abbott Laboratories
AbbVie Inc.
Accenture plc
The Adecco Group
Ahold Delhaize
Albertsons Companies, Inc.
Altice USA, Inc.
American Airlines Group, Inc.
Andeavor Logistics LP
Anheuser-Busch InBev SA/NV
Archer-Daniels-Midland Company
ARM Holdings Ltd.
Arrow Electronics, Inc.
BASF SE
Bayer Aktiengesellschaft
Bechtel Nuclear, Security & Environmental, Inc.
Best Buy Co., Inc.
BT Group plc
Bunge Limited
C&S Wholesale Grocers, Inc.
Case New Holland
Caterpillar Inc.
Centrica plc
Charter Communications, Inc.
CHS Inc.
Cisco Systems, Inc.
CNH Industrial N.V.
The Coca-Cola Company
Coca-Cola Refreshments USA, Inc.
Comcast Corporation
Compass Group PLC
ConocoPhillips
Continental AG
Deere & Company
Delta Air Lines, Inc.
DENSO International America, Inc.
Deutsche Post AG
Direct Energy
Dow Chemical Company
DuPont de Nemours, Inc.
Energy Transfer Partners
ENGIE North America Inc.
Equinor
Ernst & Young LLP
Exelon Corporation
Exide Technologies
Facebook, Inc.

FCA US LLC
Fujitsu Limited
Galderma SA
General Dynamics Corporation
Gilead Sciences, Inc.
GlaxoSmithKline plc
GLOBALFOUNDRIES
H. E. Butt Grocery Company
HCA Healthcare, Inc.
HCA Inc.
Heineken International
Hewlett Packard Enterprises, LLC
Hitachi Solutions America, Ltd.
Hitachi Vantara Corporation
Hoffman-La Roche AG
Honeywell International Inc.
Idemitsu Lubricants America
IKEA
INEOS Olefins & Polymers SA
Intel Corporation
International Business Machines Corporation
Itochu Corporation
JBS USA Holdings, Inc.
Johnson & Johnson
Johnson Controls International plc
The Kraft Heinz Company
Lenovo Group Ltd.
Lockheed Martin Corporation
L'Oréal S.A.
Louis Dreyfus Company
Lowe's Companies, Inc.
LyondellBasell Industries N.V.
Maersk
Magna International Inc.
Marathon Petroleum Corporation
Mars, Incorporated
McLane Company, Inc.
Medtronic Public Limited Company
Merck & Co., Inc.
Michelin
Microsoft Corporation
Mondelez International, Inc.
Monroe Energy, LLC
Nestlé USA
NIKE, Inc.
Northrop Grumman Corporation
Novartis AG
Orange Business Services

Panasonic Corporation of North America
PepsiCo, Inc.
Pfizer Inc.
Philip Morris International Inc.
Philips Healthcare
Phillips 66 Company
Publix Super Markets, Inc.
Radisson Hotels
Raytheon Company
Reynolds American, Inc.
Riot Games, Inc.
Robert Bosch GmbH
Saint-Gobain SA
Samsung Electronics America, Inc.
SANOFI
Schlumberger Limited
Schneider Electric SE
Siemens SA
Sonepar USA
Sony Corporation
Sony Electronics Inc.
Sprint Corporation
Sumitomo Corporation of Americas
Sysco Corporation
Target Corporation
Tech Data Corporation
Telefonica Global Units
The Boeing Company
The Procter & Gamble Company
The Walt Disney Company
thyssenkrupp AG
Time Warner Inc.
The TJX Companies, Inc.
T-Mobile US, Inc.
Turner Broadcasting System, Inc.
Tyson Foods, Inc.
Unilever United States, Inc.
United Continental Holdings, Inc.
United Parcel Service, Inc.
United Technologies Corporation
Valero Energy Corporation
Veolia Environmental Services North America Corp.
Veolia Environnement
Vinci SA
Vodafone Group Public Limited Company
Wegmans Food Markets, Inc.
ZF TRW Automotive Holdings Corp.

Reconciliations of Non-GAAP Financial Measures

The company reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP" or "reported"). We have supplemented the reporting of our financial information determined in accordance with GAAP with certain non-GAAP (or "adjusted") financial measures.

We believe these adjusted financial measures facilitate analysis and comparisons of our ongoing business operations because they exclude items that may not be indicative of, or are unrelated to, the company's and our business segments' core operating performance, and may assist investors with comparisons to prior periods and assessing trends in our underlying businesses. These adjustments are consistent with how management views our businesses. Management uses these non-GAAP financial measures in making financial, operating, compensation and planning decisions and evaluating the company's and each business segment's ongoing performance.

Our non-GAAP measures are intended to supplement and should be read together with, and are not an alternative or substitute for, and should not be considered superior to, our reported financial results. Accordingly, users of our financial statements should not place undue reliance on these non-GAAP financial measures. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies' non-GAAP financial measures having the same or similar names.

See our earnings releases, which are available on the News & Events page of the Investor Relations section of our website at investors.fedex.com, for additional details regarding the reconciliation of GAAP and non-GAAP financial measures below.

Fiscal 2020 Reconciliations for Fiscal 2020 AIC Plan and FY2018–FY2020 and Active LTI Plans

As described in "Executive Compensation — Compensation Discussion and Analysis," the Board of Directors, upon the recommendation of the Compensation Committee, approved the exclusion of certain items from fiscal 2020 earnings for purposes of the company's fiscal 2020 AIC plan and the FY2018–FY2020, FY2019–FY2021, FY2020–FY2022, and FY2021–FY2023 LTI plans (collectively, the "LTI Plans"). The Board approved the following exclusions from the fiscal 2020 AIC plan and the LTI Plans, as applicable, in order to ensure that payouts under the plans more accurately reflect core financial performance in fiscal 2020: (i) the annual mark-to-market ("MTM") retirement plan accounting adjustment and (ii) fiscal 2020 TNT Express integration expenses. The table below presents a reconciliation of our presented fiscal 2020 non-GAAP measures to the most directly comparable GAAP measures.

FISCAL 2020

| | FedEx Corporation | | | |
Dollars in millions, except EPS	Operating Income	Income Taxes[1]	Net Income [2]	Diluted Earnings Per Share
GAAP measure	**$2,417**	**$383**	**$1,286**	**$4.90**
MTM retirement plan accounting adjustment[3]	—	211	583	2.22
TNT Express integration expenses[4]	270	61	209	0.80
Non-GAAP measures for FY18–FY20, FY19–FY21, FY20–FY22, and FY21–FY23 LTI plans and fiscal 2020 AIC plan[5]	*$2,687*	$655	$2,078	*$7.92*

(1) Income taxes are based on the company's approximate statutory tax rates applicable to each transaction.

(2) Effect of "Total other (expense) income" on net income amount not shown.

(3) The MTM retirement plan accounting adjustment reflects the year-end adjustment to the valuation of the company's defined benefit pension and other postretirement plans.

(4) These expenses were recognized at FedEx Corporate and FedEx Express.

(5) Fiscal 2020 adjusted EPS of $7.92 is the base-year EPS for the FY21–FY23 LTI plan and is used for purposes of calculating actual aggregate EPS under the FY18–FY20, FY19–FY21, and FY20–FY22 LTI plans, and adjusted consolidated operating income of $2,687 is used for purposes of the fiscal 2020 AIC plan.

Fiscal 2019 Reconciliations for FY2018–FY2020, FY2019–FY2021, and FY2020–FY2022 LTI Plans

As described in "Executive Compensation — Compensation Discussion and Analysis," the Board of Directors, upon the recommendation of the Compensation Committee, approved the exclusion of certain items from fiscal 2019 earnings for purposes of the company's FY2018–FY2020, FY2019–FY2021 and FY2020–FY2022 LTI plans (collectively, the "LTI Plans"). The Board approved the following exclusions from the LTI Plans in order to ensure that payouts under the plans more accurately reflect core financial performance in fiscal 2019: (i) the annual mark-to-market ("MTM") retirement plan accounting adjustment; (ii) fiscal 2019 TNT Express integration expenses (including any restructuring charges at TNT Express); (iii) costs related to business realignment activities, including the company's U.S.-based voluntary employee buyout program; (iv) costs related to FedEx Ground's settlement of pending lawsuits with the City and State of New York arising from FedEx Ground's alleged shipments of cigarettes to New York residents; (v) the revision of the provisional benefit associated with the remeasurement of the company's net U.S. deferred tax liability following the passage of the Tax Cuts and Jobs Act of 2017 ("TCJA"); and (vi) the reversal of certain charges accrued in connection with U.S. Customs and Border Protection matters involving FedEx Logistics that have been fully resolved. Additionally, the Board approved the exclusion of the fiscal 2019 stock repurchase impact in excess of that which offset dilution from equity awards from fiscal 2019 EPS for purposes of the FY2018–FY2020 and FY2019–FY2021 LTI plans. The table below presents a reconciliation of our presented fiscal 2019 non-GAAP measures to the most directly comparable GAAP measures.

FISCAL 2019

	FedEx Corporation			
Dollars in millions, except EPS	Operating Income[1]	Income Taxes[2]	Net Income[3]	Diluted Earnings Per Share
GAAP measure	**$4,466**	**$ 115**	**$ 540**	**$ 2.03**
MTM retirement plan accounting adjustment[4]	—	902	2,981	11.22
TNT Express integration expenses[5]	388	74	314	1.18
Business realignment costs[6]	320	77	243	0.91
FedEx Ground legal matter	46	3	43	0.16
Net U.S. deferred tax liability remeasurement	—	(4)	4	0.02
Non-GAAP measure for FY20–FY22 LTI plan[7]	$5,220	$1,167	$4,125	$15.52
FedEx Logistics legal matters reversal[8]	$ (1)	0.3	1	—
EPS impact of stock repurchases that more than offset dilution	—	—	—	(0.38)
Non-GAAP measures for FY18–FY20 and FY19–FY21 LTI plans[9]	$5,218	$1,167	$4,124	$15.14

(1) Does not sum to total due to rounding.

(2) Income taxes are based on the company's approximate statutory tax rates applicable to each transaction and give consideration to the effects of the TCJA on the fiscal 2019 rates.

(3) Effect of "Total other (expense) income" on net income amount not shown.

(4) The MTM retirement plan accounting adjustment reflects the year-end adjustment to the valuation of the company's defined benefit pension and other postretirement plans.

(5) These expenses, including any restructuring charges at TNT Express, were recognized at FedEx Corporate and FedEx Express.

(6) Business realignment costs are recognized at FedEx Corporate.

(7) Fiscal 2019 adjusted EPS of $15.52 is the base-year EPS for the FY20–FY22 LTI plan.

(8) The reversal of certain charges accrued in connection with U.S. Customs and Border Protection matters involving FedEx Logistics had a $1 million impact on consolidated operating income but had no impact on fiscal 2019 diluted EPS.

(9) Fiscal 2019 adjusted EPS of $15.14 is used for purposes of calculating actual aggregate EPS under the FY18–FY20 and FY19–FY21 LTI plans.

Fiscal 2018 Reconciliations for FY2018–FY2020 and FY2019–FY2021 LTI Plans

As described in "Executive Compensation — Compensation Discussion and Analysis," the Board of Directors, upon the recommendation of the Compensation Committee, approved the exclusion of certain items from fiscal 2018 earnings for purposes of the company's FY2018–FY2020 and FY2019–FY2021 LTI plans (collectively, the "LTI Plans"). The Board approved the following exclusions from the LTI Plans in order to ensure that payouts under the plans more accurately reflect core financial performance in fiscal 2018: (i) the annual mark-to-market ("MTM") retirement plan accounting adjustment; (ii) fiscal 2018 TNT Express integration expenses (including any restructuring charges at TNT Express); (iii) goodwill and other asset impairment charges at FedEx Supply Chain; (iv) the cost of accelerated 2018 annual pay increases for certain hourly team members to April 2018 from October 2018, following the passage of the Tax Cuts and Jobs Act of 2017 (the "TCJA"); (v) expenses in connection with certain U.S. Customs and Border Protection matters involving FedEx Logistics; and (vi) the provisional benefit from the remeasurement of the company's net U.S. deferred tax liability following the passage of the TCJA. The table below presents a reconciliation of our presented fiscal 2018 non-GAAP measures to the most directly comparable GAAP measures. Fiscal 2018 GAAP operating income has been recast to conform to the new pension accounting rules that went into effect for FedEx in fiscal 2019.

FISCAL 2018

	FedEx Corporation			
Dollars in millions, except EPS	Operating Income	Income Taxes[1][2]	Net Income[1][3]	Diluted Earnings Per Share
GAAP measure	**$4,272**	**$ (219)**	**$ 4,572**	**$16.79**
MTM retirement plan accounting adjustment[4]	—	(1)	(9)	(0.03)
TNT Express integration expenses[5]	477	105	372	1.36
FedEx Supply Chain goodwill and other asset impairments[6]	380	1	379	1.39
Accelerated 2018 annual pay increases	55	11	44	0.16
FedEx Logistics legal matters	8	2	6	0.02
Net U.S. deferred tax liability remeasurement	—	1,150	(1,150)	(4.22)
Non-GAAP measure for FY18–FY20 and FY19–FY21 LTI plans[7]	$5,192	$1,050	$ 4,213	*$15.47*

(1) Does not sum to total due to rounding.

(2) Income taxes are based on the company's approximate statutory tax rates applicable to each transaction and give consideration to the effects of the TCJA on the fiscal 2018 rates.

(3) Effect of "Total other (expense) income" on net income amount not shown.

(4) The MTM retirement plan accounting adjustment reflects the year-end adjustment to the valuation of the company's defined benefit pension and other postretirement plans. The MTM retirement plan accounting adjustment for fiscal 2018 includes the one-time $210 million charge recognized in the fourth quarter of fiscal 2018 related to the transfer of approximately $6 billion of FedEx Corporation's tax-qualified U.S. domestic pension plan obligations to Metropolitan Life Insurance Company.

(5) These expenses, including any restructuring charges at TNT Express, were recognized at FedEx Corporate and FedEx Express.

(6) Goodwill impairment charges are not deductible for income tax purposes.

(7) Fiscal 2018 adjusted EPS of $15.47 is used for purposes of calculating actual aggregate EPS under the FY18–FY20 LTI plan and is the base-year EPS for the FY19–FY21 LTI plan.

Fiscal 2017 Reconciliations for FY2018–FY2020 LTI Plan

As described in "Executive Compensation — Compensation Discussion and Analysis," the Board of Directors, upon the recommendation of the Compensation Committee, approved the exclusion of certain items from fiscal 2017 earnings for purposes of the company's FY2018–FY2020 LTI plan. The Board approved the following exclusions from the LTI plan in order to ensure that payouts under the plan more accurately reflect core financial performance in fiscal 2017: (i) the annual mark-to-market ("MTM") retirement plan accounting adjustment; (ii) fiscal 2017 TNT Express integration expenses (including any restructuring charges at TNT Express); (iii) charges accrued in connection with U.S. Customs and Border Protection matters involving FedEx Logistics; and (iv) expenses related to the settlement of and certain expected losses relating to independent contractor litigation matters involving FedEx Ground. The table below presents a reconciliation of our presented fiscal 2017 non-GAAP measures to the most directly comparable GAAP measures. Fiscal 2017 GAAP operating income has been recast to conform to the new pension accounting rules that went into effect for FedEx in fiscal 2019.

FISCAL 2017

| | FedEx Corporation | | | |
Dollars in millions, except EPS	Operating Income	Income Taxes[1]	Net Income[2]	Diluted Earnings Per Share[3]
GAAP measure	**$4,566**	**$1,582**	**$2,997**	**$11.07**
MTM retirement plan accounting adjustment[4]	—	(18)	(6)	(0.02)
TNT Express integration expenses[5]	327	82	245	0.91
FedEx Logistics legal matters	39	15	24	0.09
FedEx Ground legal matters	22	9	13	0.05
Non-GAAP measure for FY18–FY20 LTI plan[6]	$4,954	$1,670	$3,273	*$12.09*

(1) Income taxes are based on the company's approximate statutory tax rates applicable to each transaction.

(2) Effect of "Total other (expense) income" on net income amount not shown.

(3) Does not sum to total due to rounding.

(4) The MTM retirement plan accounting adjustment reflects the year-end adjustment to the valuation of the company's defined benefit pension and other postretirement plans.

(5) These expenses, including any restructuring charges at TNT Express, were recognized at FedEx Corporate and FedEx Express.

(6) Fiscal 2017 adjusted EPS of $12.09 is the base-year EPS for the FY18–FY20 LTI plan.



942 South Shady Grove Road
Memphis, TN 38120

fedex.com